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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on February 14, 2014.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

TRUECAR, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7379 (Primary Standard Industrial Classification Code Number)	04-3807511 (I.R.S. Employer Identification Number)

120 Broadway, Suite 200
Santa Monica, California 90401
(800) 200-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Scott Painter
Chief Executive Officer
120 Broadway, Suite 200
Santa Monica, California 90401
(800) 200-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David J. Segre Tony Jeffries Troy Foster Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael Guthrie Chief Financial Officer 120 Broadway, Suite 200 Santa Monica, California 90401 (800) 200-2000	Christopher L. Kaufman Steven B. Stokdyk Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071-1560 (213) 485-1234

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.0001 per share	$	$

(1)
Includes offering price of any additional shares that the underwriters have the option to purchase.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion: Dated                       , 2014

             Shares

Common Stock

          This is an initial public offering of shares of common stock of TrueCar, Inc.

          Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $              and $             . We intend to apply to list our common stock on                    under the symbol "TRUE."

          We are an "emerging growth company" under the federal securities laws and are therefore subject to reduced public company reporting requirements.

          Investing in our common stock involves risks. See "Risk Factors" beginning on page 14 to read about factors you should consider before buying shares of our common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to TrueCar	$	$

(1)
See "Underwriting" for a description of the compensation payable to the underwriters.

          To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares from us at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on                          , 2014.

Goldman, Sachs & Co.	J.P. Morgan

Prospectus dated                          , 2014.

          Through and including                  (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

          Neither we nor the underwriters have authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          For investors outside the United States:    Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

          This summary highlights selected information appearing elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless the context otherwise requires, we use the terms "TrueCar," the "Company," "we," "us" and "our" in this prospectus to refer to TrueCar, Inc. and, where appropriate, our consolidated subsidiaries.

 Overview

          Our mission is to transform the car-buying experience for consumers and the way that dealers attract customers and sell cars. We have established an intelligent, data-driven online platform operating on a common technology infrastructure, powered by proprietary data and analytics. We operate our company-branded platform on our TrueCar.com website. In addition, we customize and operate our platform for affinity group marketing partners, such as USAA and Consumer Reports, financial institutions, and other large enterprises such as Boeing and Verizon. We enable users to obtain market-based pricing data on new and used cars, and to connect with our network of TrueCar Certified Dealers.

          We benefit consumers by providing information related to what others have paid for a make and model of car in their area and, where available, estimated prices for that make and model of car, which we refer to as upfront pricing information, from our network of TrueCar Certified Dealers. This upfront pricing information generally includes guaranteed savings off MSRP which the consumer may then take to the dealer in the form of a Guaranteed Savings Certificate and apply toward the purchase of the specified make and model of car. We benefit our network of TrueCar Certified Dealers by enabling them to attract these informed, in-market consumers in a cost-effective, accountable manner, which we believe helps them to sell more cars.

          We are currently focused primarily on new car transactions. In the future, we intend to introduce additional products and services designed to improve the car-buying and car-ownership experience. For example, we are developing TrueTrade to provide users with an estimated daily market value for their existing cars and a guaranteed trade-in price. In addition, we are developing TrueLoan and TrueLease to provide users with a more convenient way to finance their cars at TrueCar Certified Dealers. We are also in the process of launching a number of new services for our dealers designed to enable them to make better informed inventory management and pricing decisions and to close transactions more efficiently.

          Our network of over 7,000 TrueCar Certified Dealers consists primarily of new car franchises, representing all major makes of cars, as well as independent dealers. TrueCar Certified Dealers operate in all 50 states and the District of Columbia. We estimate that users of our platform purchasing cars from TrueCar Certified Dealers accounted for 1.9% of all new car sales in the United States for the nine months ended September 30, 2013. Since our founding in 2005, TrueCar users have purchased over 1.1 million cars from TrueCar Certified Dealers, including 285,984 during the nine months ended September 30, 2013.

          During the nine months ended September 30, 2013, we generated revenues of $93.8 million, 88% of which consisted of transaction revenues. Transaction revenues primarily consist of fees paid to us by our network of TrueCar Certified Dealers under our pay-for-performance business model where we generally earn a fee only when a TrueCar user purchases a car from them. The remaining

12% of our revenues were derived primarily from the sale of data and consulting services to the automotive and financial services industries.

Industry Overview and Market Opportunity

          The automotive sector is one of the largest segments of the U.S. economy. There were 15.5 million new cars sold in the United States in 2013 for a total retail value of approximately $500 billion, based on information published by the Bureau of Economic Analysis, or BEA, and the National Automobile Dealers Association, or NADA. In 2012, the largest automotive dealer group accounted for only 1.9% of new vehicle sales, and the top ten dealer groups accounted in the aggregate for only 8.2% of new vehicle sales, according to Automotive News.

          Consumers face a number of complex issues when buying a car, including obtaining market pricing information with respect to the car they want to buy and negotiating a transaction. While consumers have a number of available information sources that provide pricing data, these alternatives generally do not have information on what others actually paid for a car. As a result, consumers still lack the market data and upfront pricing information that might shorten the negotiation with the dealer and lead to a successful transaction.

          Automobile dealers operate in a highly competitive market in which access to consumers and informed vehicle pricing are essential to dealer profitability. Overall dealer profitability is closely tied to the volume of new car sales as those sales can lead to higher-margin offerings for the dealer such as trade-ins, financing, maintenance and service, and accessories. In addition, dealers can earn financial incentives and improved vehicle allocation from manufacturers based on their volume of new car sales. Automobile dealers are increasingly shifting from reliance on their physical location and offline media and turning to the Internet to attract consumers and broaden their reach. However, dealers must pay high marketing costs to attract customers and lack empirical data on pricing at the local level. As a result of these challenges, automobile dealers are looking for ways to attract informed, in-market consumers in a cost-effective and accountable manner and effectively price their vehicle inventory to achieve their sales goals.

Our Solution

          We have established an intelligent, data-driven online platform operating on a common technology infrastructure, powered by proprietary data and analytics. We operate our company-branded platform via our TrueCar.com website. In addition, we customize and operate our platform for affinity group marketing partners, such as USAA and Consumer Reports, financial institutions, and other large enterprises such as Boeing and Verizon. We enable users to obtain market-based pricing data on new and used cars, and to connect with our network of TrueCar Certified Dealers. We believe the combination of transparent market data, upfront pricing information and guaranteed savings off MSRP benefits both consumers and dealers, resulting in more transactions by users of our platform.

Why consumers choose TrueCar

          We believe consumers choose TrueCar.com and our affinity group marketing partner websites to simplify the car-buying process and to achieve confidence in the price they receive for a car. Our platform provides the following benefits:

          Upfront pricing information.    We access a broad array of transaction data to provide consumers with relevant pricing information on every major make and model of new car sold in the U.S. We also generally provide consumers with an Estimated TrueCar Dealer Price based on data provided by TrueCar Certified Dealers in their area.

          Quality of service of our network of TrueCar Certified Dealers.    We strive to provide consumers with a superior car-buying experience through our network of TrueCar Certified Dealers. To become a TrueCar Certified Dealer, dealers must agree to adhere to certain conditions, including providing upfront pricing information and guaranteed savings off MSRP, where available.

          Price Confidence.    Our users generally receive up to three Guaranteed Savings Certificates, which provide a guaranteed savings off MSRP on the user's specified make and model of car. Our platform allows the user to compare relevant market data for their specified make and model of car with the guaranteed savings from MSRP identified in these certificates. For the three months ended September 30, 2013, TrueCar users paid, on average, approximately $3,000 less than MSRP.

Why dealers use TrueCar

          We believe dealers use TrueCar to attract informed, in-market consumers in a cost-effective and accountable manner, efficiently price their inventory and, ultimately, sell more cars.

          Under our pay-for-performance business model, we generally earn a fee only when a consumer purchases a car, providing dealers with an accountable marketing channel. We typically charge TrueCar Certified Dealers $299 upon the sale of a new car to a TrueCar user. In 2012, the overall industry average advertising expense per new car across all forms of media was $621, according to NADA. By helping dealers better target their acquisition efforts to in-market consumers using our platform, we believe that dealers can improve their close rates, which results in other operating cost efficiencies such as savings on selling expenses and inventory carrying costs.

Why affinity groups partner with TrueCar

          For many of our affinity group marketing partners, offering a car-buying service is a valuable benefit for their members, but it is not a service that they can provide easily themselves. Affinity groups partner with TrueCar to extend our platform to their members under their own brands. We generally provide members of these groups with access to the same benefits of our own TrueCar.com website with the added recognition of their affinity membership, and other benefits such as improved financing terms and manufacturer incentives. These affinity group marketing partners include USAA, Consumer Reports, AAA, American Express and PenFed.

The future of the TrueCar solution

          In the future, we intend to introduce additional products and services to improve the car-buying and car-ownership experience. For example, we are developing TrueTrade to provide users with an estimated daily market value for their existing cars and a guaranteed trade-in price. In addition, we are developing TrueLoan and TrueLease to provide users with a more convenient way to finance their cars at TrueCar Certified Dealers. We are also in the process of launching a number of new services for our dealers designed to enable them to make better informed inventory management and pricing decisions and to close transactions more efficiently.

Our Strengths

          We believe that our platform offers a superior car-buying experience for our users and TrueCar Certified Dealers. Our strengths include:

Accountable business model operating at scale with powerful network effects

          We operate a pay-for-performance business model that allows in-market car buyers to interact with our network of TrueCar Certified Dealers. In addition, our platform is adaptable on a state-by-state basis in response to the local regulatory environment. As the number of vehicles purchased by our users from our network of TrueCar Certified Dealers continues to grow, we believe the platform will become increasingly attractive to high-quality automobile dealers. In addition, as more in-market consumers utilize our platform, the incremental search, inventory and purchase information generated will increase the utility of our data and analytics platform for all participants.

Nationwide network of TrueCar Certified Dealers representing all major makes sold in the U.S.

          We have built our network of TrueCar Certified Dealers to provide broad nationwide coverage to our users. Our network of over 7,000 TrueCar Certified Dealers consists primarily of new car franchises, representing all major makes of cars, as well as independent dealers. TrueCar Certified Dealers operate in all 50 states and the District of Columbia.

Robust data and proprietary analytics platform

          Our digital platform is powered by data and proprietary analytics. Our data repository contains a wide variety of information, including vehicle-specific information on automotive transactions, vehicle registration records, consumer buying patterns and behavior, demographic information, and macroeconomic data. Our platform also enables our pay-for-performance business model by identifying sales for which a dealer generally pays us a fee only when a TrueCar user purchases a car or based on other performance-based metrics.

Long-term, strategic relationships with affinity groups

          We have built long-term relationships with our affinity group marketing partners for which we operate automobile buying programs. We also offer car-buying programs as an employee benefit directly to corporate customers and, indirectly, through employee benefit plan administrators. We believe that affinity group members represent an attractive audience for our network of TrueCar Certified Dealers because the affinity group or employment relationship creates a deeper level of engagement between the in-market car buyer and the TrueCar Certified Dealer.

Operations guided by insights derived from quantitative data analysis

          We access consumer, dealer and third-party data to power our platform. We believe our quantitative analytical capabilities enable us to derive insights into consumers and dealers that help inform several of our key areas of focus. Our business intelligence organization is also responsible for tracking internal performance metrics, gleaning insights, and helping to improve our operations.

Visionary management team with extensive automotive expertise

          Our Founder and Chief Executive Officer, Scott Painter, is a pioneer in the online automotive industry, having founded CarsDirect, one of the industry's first successful online automotive businesses. A team of experienced senior executives, with management backgrounds at automotive manufacturers and retailers, online automotive marketing firms, state dealer associations, Internet companies and financial institutions, augments his leadership.

 Growth Strategy

          We are in the early stages of pursuing our mission to transform car-buying for consumers and dealers. Key elements of our growth strategy are:

Expand the number of visitors to our platform

          We intend to grow TrueCar.com website traffic by building our brand through marketing campaigns that emphasize the value of trust and transparency in the car-buying process and the benefits of transacting with TrueCar Certified Dealers. We intend to grow affinity group marketing partner traffic by promoting creative marketing programs, such as subsidizing interest rates on loans, and providing other incentives from third parties that deliver a tangible economic benefit to transacting members, increasing awareness of the car-buying program among the members of our affinity group marketing partners and adding new affinity group marketing partners that bring additional users to our platform.

Improve the user experience

          We seek to increase the number of transactions between users of our platform and TrueCar Certified Dealers through a variety of methods, including consistently evaluating and improving our products to enhance the user experience, engaging users with relevant content about car pricing, available incentives and other benefits, while also expanding and improving the geographic coverage of our network of TrueCar Certified Dealers.

Expand monetization opportunities

          Over time, we intend to increase monetization opportunities by introducing additional products and services to improve the car-buying and car-ownership experience. For example, we are developing TrueTrade to provide consumers with an estimated daily market value for their existing cars and a guaranteed trade-in price. In addition, we are developing TrueLoan and TrueLease to provide users with a more convenient way to finance their cars at TrueCar Certified Dealers.

Recent Developments

          In November 2013, we sold and issued an aggregate of 4,285,715 shares of our Series A Preferred Stock to Vulcan Capital Growth Equity LLC, or Vulcan, in a private placement at a price of $7.00 per share, for an aggregate purchase price of $30,000,005. In addition, we issued to Vulcan a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $10.00 per share. The warrant may be exercised at any time prior to November 22, 2015.

Risks Affecting Our Business

          Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this prospectus summary. These risks include, but are not limited to, the following:

  •
  If car dealers perceive us in a negative light or our relationships with them suffer harm, our ability to grow and our financial performance may be damaged.

  •
  Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

  •
  We have operated our business at scale for a limited period of time and we cannot predict whether we will continue to grow. If we are unable to successfully respond to changes in the market, our business could be harmed.

  •
  We have a history of losses and, as such, we may not achieve or maintain profitability in the future.

  •
  The loss of a significant affinity group marketing partner or a significant reduction in the number of cars purchased from our TrueCar Certified Dealers by the members of our affinity group marketing partners would reduce our revenue and harm our operating results.

  •
  Any adverse change in our relationship with United Services Automobile Association, or USAA, could harm our business.

  •
  We are subject to a complex framework of federal and state laws and regulations primarily concerning vehicle sales, advertising and brokering, many of which are unsettled, still developing and contradictory, which have in the past, and could in the future, subject us to claims, challenge our business model or otherwise harm our business.

  •
  We participate in a highly competitive market, and pressure from existing and new companies may adversely affect our business and operating results.

  •
  If we suffer a significant interruption in our ability to gain access to third-party data, our business will suffer.

  •
  The success of our business relies heavily on our marketing and branding efforts, especially with respect to TrueCar.com, as well as those efforts of the affinity group marketing partners whose websites we power, and these efforts may not be successful.

  •
  We rely on Internet search engines to drive traffic to our website, and if we fail to appear prominently in the search results, our traffic would decline and our business would be adversely affected.

  •
  We may be unable to maintain or grow relationships with information data providers, which may limit the information that we are able to provide and could impair our ability to attract or retain consumers and TrueCar Certified Dealers.

  •
  The failure to maintain our brand would harm our ability to grow unique visitor traffic and to expand our dealer network.

Corporate Information

          Our principal executive offices are located at 120 Broadway, Suite 200, Santa Monica, California 90401, and our telephone number is (800) 200-2000. Our website is www.TrueCar.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

          We originally incorporated under the name "Zag.com Inc." in Delaware in February 2005. We later changed our name to TrueCar, Inc.

          TrueCar, the TrueCar logo and other trademarks or service marks of TrueCar appearing in this prospectus are the property of TrueCar. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

          We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act) and are therefore subject to reduced public company reporting requirements. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a "large accelerated filer," with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

 THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares
Option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.
Use of proceeds

We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, solutions, products, services, businesses or other assets, although we have no present commitments or agreements to enter into any acquisitions or investments. See "Use of Proceeds."

Concentration of ownership

Upon completion of this offering, the executive officers, directors and 5% stockholders of our company and their affiliates will beneficially own, in the aggregate, approximately             % of our outstanding capital stock.

Proposed trading symbol	"TRUE"

          The number of shares of our common stock to be outstanding after this offering is based on 89,825,274 shares of our common stock outstanding as of September 30, 2013, and excludes:

  •
  4,285,715 shares of common stock issuable upon the closing of this offering pursuant to the conversion of Series A Preferred Stock issued after September 30, 2013;

  •
  55,000 shares of common stock issued after September 30, 2013;

  •
  23,839,943 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013, with a weighted average exercise price of $2.82 per share;

  •
  6,472,607 shares of common stock issuable upon the exercise of options granted after September 30, 2013, with a weighted average exercise price of $6.00 per share;

  •
                         shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 9,191,797 shares of common stock reserved for future issuance under our Amended and Restated 2005 Stock Plan (the "2005 Stock Plan") as of September 30, 2013 (after giving effect to an increase of 11,000,000 shares of our common stock reserved for issuance under our 2005 Stock Plan after September 30, 2013 and the grant of options to purchase 6,472,607 shares of common stock after September 30, 2013), which shares will be added to the shares to be reserved under our 2014 Equity Incentive Plan, (ii)                    shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective in connection with this offering, and (iii)                    shares that become available under our 2014 Equity Incentive Plan, pursuant to provisions thereof that automatically increase the share reserves under the plan each year, as more fully described in "Executive Compensation — Employee Benefits and Stock Plans";

  •
  7,896,142 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2013, with a weighted average exercise price of $2.83 per share; and

  •
  1,065,000 shares of common stock issuable upon the exercise of warrants issued after September 30, 2013, with a weighted average exercise price of $9.90 per share.

          Unless otherwise noted, the information in this prospectus reflects and assumes the following:

  •
  the filing of our amended and restated certificate of incorporation in connection with the completion of this offering;

  •
  no exercise of outstanding options;

  •
  no exercise of outstanding warrants; and

  •
  no exercise by the underwriters of their option to purchase up to an additional                  shares of common stock from us in this offering.

 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

          The following tables summarize our historical financial and other data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for the years ended December 31, 2009 and 2010 from our unaudited consolidated financial statements, which are not included in this prospectus. We have derived the summary unaudited consolidated statement of operations data for the nine months ended September 30, 2012 and 2013 and our unaudited consolidated balance sheet data as of September 30, 2013 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our annual financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial and other data together with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,				Nine Months Ended September 30,
	2009	2010(1)	2011(2)(3)	2012	2012	2013
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenues	$15,831	$38,149	$76,330	$79,889	$58,546	$93,813
Cost and operating expenses:
Cost of revenue (exclusive of depreciation and amortization presented separately below)(4)	1,360	3,315	7,660	13,559	9,981	11,087
Sales and marketing(4)	8,866	18,751	41,992	70,327	55,102	51,287
Technology and development(4)	6,597	7,407	18,457	21,960	16,564	16,934
General and administrative(4)	5,180	11,480	21,912	34,228	27,198	20,658
Depreciation and amortization	625	1,086	4,148	11,768	8,360	9,175

Total costs and operating expenses	22,628	42,039	94,169	151,842	117,205	109,141

Loss from operations	(6,797)	(3,890)	(17,839)	(71,953)	(58,659)	(15,328)
Interest income	94	109	199	229	193	91
Interest expense	(123)	(73)	(66)	(3,359)	(2,089)	(1,809)
Other income (expense), net	(45)	4	(20)	(18)	(24)	19
Change in fair value of preferred stock warrant liability	51	(524)	(1,882)	—	—	—

Loss before (provision for) benefit from income taxes	(6,820)	(4,374)	(19,608)	(75,101)	(60,579)	(17,027)
(Provision for) benefit from income taxes	—	(73)	10,690	606	686	(409)

Net loss	$(6,820)	$(4,447)	$(8,918)	$(74,495)	$(59,893)	$(17,436)

Cumulative dividends on Series B, Series C and Series D Preferred Stock	(2,511)	(3,180)	(2,370)	—	—	—
Net loss attributable to non-controlling interest	1,099	877	—	—	—	—

Net loss attributable to common stockholders of TrueCar, Inc.	$(8,232)	$(6,750)	$(11,288)	$(74,495)	$(59,893)	$(17,436)

Net loss per share attributable to common stockholders:
Basic and diluted(5)	$(2.29)	$(0.95)	$(0.33)	$(0.89)	$(0.72)	$(0.20)

Weighted average shares of common stock outstanding used in computing net loss per share attributable to common stockholders:
Basic and diluted(5)	3,600	7,071	34,235	83,742	83,604	87,145

Other Financial Information:
Adjusted EBITDA(6)	$(5,191)	$1,712	$(3,538)	$(46,523)	$(41,261)	$2,409

(1)
On June 1, 2010, we acquired the remaining non-controlling interest in TrueCar.com, Inc.

(2)
During the preparation of the financial statements for the year ended December 31, 2011, we identified adjustments relating to timing of revenue recognition, accrued sales taxes and expenses on related party loans affecting 2010 and prior periods. The aggregate amount of these adjustments would have reduced net loss by $360,000 and $420,000 for 2009 and 2010. We concluded these adjustments were not material to any prior reporting period. We also concluded that recording the cumulative effect of these adjustments of $780,000 during the year ended December 31, 2011 was not material individually or in the aggregate to the 2011 financial statements and accordingly, we recorded these adjustments during the year ended December 31, 2011.

(3)
In 2011, we completed the acquisitions of Carperks, Honk LLC, and ALG Inc. See Note 3 to our consolidated financial statements for information regarding the purchase accounting associated with these acquisitions.

(4)
The following table presents stock-based compensation expense included in each respective expense category:

	Year Ended December 31,				Nine Months Ended September 30,
	2009	2010	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$—	$29	$47	$122	$73	$81
Sales and marketing	223	272	1,076	1,571	1,015	1,696
Technology and development	214	41	1,096	1,428	1,093	1,143
General and administrative	170	1,214	3,989	7,199	6,372	2,664

Total stock-based compensation expense	$607	$1,556	$6,208	$10,320	$8,553	$5,584

(5)
See Note 2 to our audited consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share of common stock.

(6)
Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other measures derived in accordance with GAAP. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see "Non-GAAP Financial Measures."

	As of September 30, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	$16,188	$46,188	$
Working capital (deficit) excluding restricted cash	12,202	42,202
Property and equipment, net	12,832	12,832
Total assets	142,155	172,155
Total indebtedness	4,634	4,634
Preferred stock	—	—		—
Contingently redeemable common stock	1,000	1,000
Total stockholders' equity	113,964	143,964

(1)
The pro forma column reflects (i) the issuance of 4,285,715 shares of our Series A Preferred Stock pursuant to a private placement in November 2013, at a price of $7.00 per share, for net aggregate proceeds of $30,000,005 and (ii) the automatic conversion of all outstanding shares of our Series A Preferred Stock into 4,285,715 shares of our common stock immediately prior to the closing of this offering.

(2)
The pro forma as adjusted column gives effect to the pro forma adjustments set forth in footnote 1 above and the sale by us of                  shares of our common stock offered by this prospectus at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

          The pro forma as adjusted information presented in the consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $                      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $                      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million shares in the number of shares offered by us in this offering would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $                      million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions.

Non-GAAP Financial Measures

          Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. We define Adjusted EBITDA as net loss adjusted to exclude interest income, interest expense, income taxes, depreciation and amortization, change in the fair value of preferred stock warrant liability, stock-based compensation, non-cash warrant expense, change in fair value of contingent consideration, and transaction costs from acquisitions. We have provided below a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. In addition, our Adjusted EBITDA measure may not be comparable to similarly titled measures of other organizations as they may not calculate Adjusted EBITDA in the same manner as we calculate the measure.

          We have included Adjusted EBITDA in this prospectus as it is an important measure used by our management and board of directors to assess our operating performance. We believe that using Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis because this measure excludes variations primarily caused by changes in our capital structure, income taxes, depreciation and amortization, changes in fair values of preferred stock warrant liability and contingent consideration, stock-based compensation expense, and transaction costs from acquisitions. In addition, we believe that Adjusted EBITDA and similar measures are widely used by investors, securities analysts, rating agencies and other parties in evaluating companies as a measure of financial performance and debt service capabilities.

          Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute of analysis of our results as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect the payment or receipt of interest or the payment of income taxes;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditures or any other contractual commitments;

  •
  Adjusted EBITDA does not consider the potentially dilutive impact of shares issued or to be issued in connection with share-based compensation or warrant issuances; and

  •
  other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

          Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net loss and our other GAAP results. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses such as those that are the subject of adjustments in deriving Adjusted EBITDA and you should not infer from our presentation of Adjusted EBITDA that our future results will not be affected by these expenses or any unusual or non-recurring items.

          The following table presents a reconciliation of Adjusted EBITDA to net loss for each of the periods presented:

	Year Ended December 31,				Nine Months Ended September 30,
	2009	2010	2011	2012	2012	2013
	(in thousands)
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss	$(6,820)	$(4,447)	$(8,918)	$(74,495)	$(59,893)	$(17,436)
Non-GAAP adjustments:
Interest income	(94)	(109)	(199)	(229)	(193)	(91)
Interest expense	123	73	66	3,359	2,089	1,809
Depreciation and amortization	625	1,086	4,148	11,768	8,360	9,175
Change in fair value of preferred stock warrant liability	(51)	524	1,882	—	—	—
Warrant expense	419	2,956	2,112	1,990	509	2,888
Transaction costs from acquisitions	—	—	1,853	—	—	—
Change in fair value of contingent consideration	—	—	—	1,370	—	71
Stock-based compensation	607	1,556	6,208	10,320	8,553	5,584
Provision for (benefit from) income taxes	—	73	(10,690)	(606)	(686)	409

Adjusted EBITDA	$(5,191)	$1,712	$(3,538)	$(46,523)	$(41,261)	$2,409

RISK FACTORS

          Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

 Risks Related to Our Business and Industry

If car dealers perceive us in a negative light or our relationships with them suffer harm, our ability to grow and our financial performance may be damaged.

          Our primary source of revenue consists of fees paid by TrueCar Certified Dealers to us in connection with the sales of automobiles to our users. In addition, our value proposition to consumers depends on our ability to provide pricing information on automobiles from a sufficient number of automobile dealers by brand and in a given consumer's geographic area. If our relationships with our network of TrueCar Certified Dealers suffer harm in a manner that leads to the departure of these dealers from our network, then our revenue and ability to maintain and grow unique visitor traffic will be adversely affected.

          At the end of 2011 and the beginning of 2012, due to certain regulatory and publicity-related challenges, many dealers cancelled their agreements with us and our franchise dealer count fell from 5,571 at November 30, 2011 to 3,599 at February 28, 2012.

          TrueCar Certified Dealers have no contractual obligation to maintain their relationship with us. Accordingly, these dealers may leave our network at any time or may develop or use other products or services in lieu of ours. Further, while we believe that our service provides a lower cost, accountable customer acquisition channel, dealers may have difficulty rationalizing their marketing spend across TrueCar and other channels, which potentially has the effect of diluting our dealer value proposition. If we are unable to create and maintain a compelling value proposition for dealers to become and remain TrueCar Certified Dealers, our dealer network would not grow and may begin to decline.

          In addition, although the automobile dealership industry is fragmented, a small number of groups have significant influence over the industry. These groups include state and national dealership associations, state regulators, car manufacturers, consumer groups, individual dealers and consolidated dealer groups. To the extent that these groups believe that automobile dealerships should not partner with us, this belief may become quickly and widely shared by automobile dealerships and we may lose a significant number of dealers in our network. A significant number of automobile dealerships are also members of larger dealer groups, and to the extent that a group decides to leave our network, this decision would typically apply to all dealerships within the group.

          We cannot assure you that we will maintain strong relationships with the dealers in our network of TrueCar Certified Dealers or that we will not suffer dealer attrition in the future. We may also have disputes with dealers from time to time, including relating to the collection of fees from them and other matters. We may need to modify our products, change pricing or take other actions to address dealer concerns in the future. If a significant number of these automobile dealerships decided to leave our network or change their financial or business relationship with us, then our business, growth, operating results, financial condition and prospects would suffer. Additionally, if we are unable to add dealers to our network, our growth could be impaired.

Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

          Our revenue has grown from $38.1 million in 2010 to $79.9 million in 2012 to $93.8 million in the nine months ended September 30, 2013. We expect that, in the future, as our revenue increases, our rate of growth will decline. In addition, we will not be able to grow as fast or at all if we do not accomplish the following:

  •
  maintain and grow our affinity group marketing partner relationships;

  •
  increase the number of users of our products and services, and in particular the number of unique visitors to TrueCar.com;

  •
  maintain and expand our dealer network;

  •
  further improve the quality of our existing products and services, and introduce high quality new products and services;

  •
  increase the number of transactions between our users and TrueCar Certified Dealers; and

  •
  introduce third party ancillary products and services.

          We may not successfully accomplish any of these objectives. We plan to continue our investment in future growth. We expect to continue to expend substantial financial and other resources on:

  •
  marketing and advertising, including a significant increase to our television advertising expenditures;

  •
  product development; including investments in our product development team and the development of new products and new features for existing products; and

  •
  general administration, including legal, accounting and other compliance expenses related to being a public company.

          In addition, our historical rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. We have also experienced significant growth in the number of users of our platform as well as the amount of data that we analyze. As we continue to grow, we expect to hire additional personnel. Finally, our organizational structure is becoming more complex as we add additional staff, and we will need to improve our operational, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to the car-buying experience for the consumer and the economics of the dealer.

We have operated our business at scale for a limited period of time and we cannot predict whether we will continue to grow. If we are unable to successfully respond to changes in the market, our business could be harmed.

          Our business has grown rapidly as users and automobile dealers have increasingly used our products and services. However, our business is relatively new and has operated at a substantial scale for only a limited period of time. Given this limited history, it is difficult to predict whether we will be able to maintain or grow our business. We expect that our business will evolve in ways which may be difficult to predict. For example, we anticipate that over time we may reach a point when investments in new user traffic are less productive and the continued growth of our revenue will require more focus on increasing the number of transactions from which we derive revenue. It is also possible that car dealers could broadly determine that they no longer believe in the value of our services. In the event of these or any other developments, our continued success will depend on our ability to successfully adjust our strategy to meet the changing market dynamics. If we are unable to do so, our business could be harmed and our results of operations and financial condition could be materially and adversely affected.

We have a history of losses and we may not achieve or maintain profitability in the future.

          We have not been profitable since inception, and had an accumulated deficit of $154.9 million at September 30, 2013. From time to time in the past, we have made significant investments in our operations which have not resulted in corresponding revenue growth and, as a result, increased our losses. We expect to make significant future investments to support the further development and expansion of our business and these investments may not result in increased revenue or growth on a timely basis or at all. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain increased revenue to achieve and maintain profitability.

          We may incur significant losses in the future for a number of reasons, including slowing demand for our products and services, increasing competition, weakness in the automobile industry generally, as well as other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors. If we incur losses in the future, we may not be able to reduce costs effectively because many of our costs are fixed. In addition, to the extent that we reduce variable costs to respond to losses, this may affect our ability to acquire consumers and dealers and grow our revenues. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future, and this could cause the price of our common stock to decline.

The loss of a significant affinity group marketing partner or a significant reduction in the number of cars purchased from our TrueCar Certified Dealers by members of our affinity group marketing partners would reduce our revenue and harm our operating results.

          Our financial performance is substantially dependent upon the number of automobiles purchased from TrueCar Certified Dealers by users of TrueCar.com and the car-buying sites we maintain for our affinity group marketing partners. Currently, a majority of the automobiles purchased by our users were matched to the car-buying sites we maintain for our affinity group marketing partners. As a result, our relationships with our affinity group marketing partners are critical to our business and financial performance. However, several aspects of our relationship with affinity groups might change in a manner that harms our business and financial performance, including:

  •
  affinity group marketing partners might terminate their relationship with us or make such relationship non-exclusive, resulting in a reduction in the number of transactions between users of our platform and TrueCar Certified Dealers;

  •
  affinity group marketing partners might de-emphasize the automobile buying programs within their offerings, resulting in a decrease in the number of transactions between their members and our TrueCar Certified Dealers; or

  •
  the economic structure of our agreements with affinity group marketing partners might change, resulting in a decrease in our operating margins on transactions by their members.

          A significant change to our relationships with affinity group marketing partners may have a negative effect on our business in other ways. For example, the termination by an affinity group marketing partner of our relationship may create the perception that our products and services are no longer beneficial to the members of affinity groups or a more general negative association with our business. In addition, a termination by an affinity group marketing partner may result in the loss of the data provided to us by them with respect to automobile transactions. This loss of data may decrease the quantity and quality of the information that we provide to consumers and may also reduce our ability to identify transactions for which we can invoice dealers. If our relationships with affinity group marketing partners change our business, revenue, operating results and prospects may be harmed.

Any adverse change in our relationship with United Services Automobile Association, or USAA, could harm our business.

          The single largest source of user traffic from our affinity group marketing partners comes from the site we maintain for USAA and USAA is our largest single stockholder. USAA currently owns 20,700,788 shares, which represents 23.0% of our common stock prior to this offering. For the nine months ended September 30, 2013, 127,682 units, or 44.6% of all units purchased by users from TrueCar Certified Dealers, were matched to users of the car-buying site we maintain for USAA. As such, USAA has a significant influence on our operating results. We are currently in the process of negotiating an extension of our affinity group marketing agreement with USAA. We cannot assure you that our agreement with USAA will be extended on terms satisfactory to us, or at all. In addition, USAA has broad discretion in how the car-buying site we maintain for USAA is promoted and marketed on its own website. Changes in this promotion and marketing has in the past and may in the future adversely affect the volume of user traffic we receive from USAA. We cannot assure you that changes in our relationship with USAA or its promotion and marketing of our platform will not adversely affect our business and operating results in the future.

We are subject to a complex framework of federal and state laws and regulations primarily concerning vehicle sales, advertising and brokering, many of which are unsettled, still developing and contradictory, which have in the past, and could in the future, subject us to claims, challenge our business model or otherwise harm our business.

          Various aspects of our business are or may be subject, directly or indirectly, to U.S. federal and state laws and regulations. Failure to comply with such laws or regulations may result in the suspension or termination of our ability to do business in affected jurisdictions or the imposition of significant civil and criminal penalties, including fines or the award of significant damages against us and our TrueCar Certified Dealers in class action or other civil litigation.

State Motor Vehicle Sales, Advertising and Brokering Laws

          The advertising and sale of new or used motor vehicles is highly regulated by the states in which we do business. Although we do not sell motor vehicles, state regulatory authorities or third parties could take the position that some of the regulations applicable to dealers or to the manner in which motor vehicles are advertised and sold generally are directly applicable to our business. If our products and services are determined to not comply with relevant regulatory requirements, we or our TrueCar Certified Dealers could be subject to significant civil and criminal penalties, including fines, or the award of significant damages in class action or other civil litigation as well as orders interfering with our ability to continue providing our products and services in certain states. In addition, even absent such a determination, to the extent dealers are uncertain about the applicability of such laws and regulations to our business, we may lose, or have difficulty increasing the number of, TrueCar Certified Dealers in our network, which would affect our future growth.

          Several states in which we do business have laws and regulations that strictly regulate or prohibit the brokering of motor vehicles or the making of so-called "bird-dog" payments by dealers to third parties in connection with the sale of motor vehicles through persons other than licensed salespersons. If our products or services are determined to fall within the scope of such laws or regulations, we may be forced to implement new measures, which could be costly, to reduce our exposure to those obligations, including the discontinuation of certain products or services in affected jurisdictions. Additionally, such a determination could subject us or our TrueCar Certified Dealers to significant civil or criminal penalties, including fines, or the award of significant damages in class action or other civil litigation.

          In addition to generally applicable consumer protection laws, many states in which we do business have laws and regulations that specifically regulate the advertising for sale of new or used motor vehicles. These state advertising laws and regulations are frequently subject to multiple interpretations and are not uniform from state to state, sometimes imposing inconsistent requirements on the advertiser of a new or used motor vehicle. If the content displayed on the websites we operate is determined or alleged to be inaccurate or misleading, under motor vehicle advertising laws, generally applicable consumer protection laws, or otherwise, we could be subject to significant civil and criminal penalties, including fines, or the award of significant damages in class action or other civil litigation. Moreover, such allegations, even if unfounded or decided in our favor, could be extremely costly to defend, could require us to pay significant sums in settlements, and could interfere with our ability to continue providing our products and services in certain states.

          From time to time, certain state authorities and dealer associations have taken the position that aspects of our products and services violate state brokering, bird-dog, or advertising laws. When such allegations have arisen, we have endeavored to resolve the identified concerns on a consensual and expeditious basis, through negotiation and education efforts, without resorting to the judicial process. In certain instances, we have nevertheless been obligated to suspend all or certain aspects of our business operations in a state pending the resolution of such issues, the resolution of which included the payment of fines in 2011 and 2012 in the aggregate amount of approximately $26,000. For example, in the beginning of 2012, following implementation of our first nationwide television advertising campaign, state regulatory inquiries with respect to the compliance of our products and services with state brokering, bird-dog, and advertising laws intensified to a degree not previously experienced by us. Responding to and resolving these inquiries, as well as our efforts to ameliorate the related adverse publicity and loss of TrueCar Certified Dealers from our network, resulted in decreased revenues and increased expenses and, accordingly, increased our losses during much of 2012.

          If state regulators or other third parties take the position in the future that our products or services violate applicable brokering, bird-dog, or advertising laws or regulations, responding to such allegations could be costly, could require us to pay significant sums in settlements, could require us to pay civil and criminal penalties, including fines, could interfere with our ability to continue providing our products and services in certain states, or could require us to make adjustments to our products and services or the manner in which we derive revenue from our participating dealers, any or all of which could result in substantial adverse publicity, loss of TrueCar Certified Dealers from our network, decreased revenues, increased expenses, and decreased profitability.

Federal Advertising Regulations

          The Federal Trade Commission, or FTC, has authority to take actions to remedy or prevent advertising practices that it considers to be unfair or deceptive and that affect commerce in the United States. If the FTC takes the position in the future that any aspect of our business constitutes an unfair or deceptive advertising practice, responding to such allegations could require us to pay significant damages, settlements, and civil penalties, or could require us to make adjustments to our products and services, any or all of which could result in substantial adverse publicity, loss of participating dealers, lost revenues, increased expenses, and decreased profitability.

Federal Antitrust Laws

          The antitrust laws prohibit, among other things, any joint conduct among competitors that would lessen competition in the marketplace. Some of the information that we obtain from dealers is competitively sensitive and, if disclosed inappropriately, could potentially be used by dealers to impede competition or otherwise diminish independent pricing activity. A governmental or private civil action alleging the improper exchange of information, or unlawful participation in price maintenance or other unlawful or anticompetitive activity, even if unfounded, could be costly to defend and adversely impact our ability to maintain and grow our dealer network. In addition, such governmental or private civil actions could result in orders suspending or terminating our ability to do business or otherwise altering or limiting certain of our business practices, including the manner in which we handle or disclose dealer pricing information, or the imposition of significant civil or criminal penalties, including fines or the award of significant damages against us and our TrueCar Certified Dealers in class action or other civil litigation.

Other

          The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to continuous change. The enactment of new laws and regulations or the interpretation of existing laws and regulations in an unfavorable way may affect the operation of our business, directly or indirectly, which could result in substantial regulatory compliance costs, civil or criminal penalties, including fines, adverse publicity, loss of participating dealers, lost revenues, increased expenses, and decreased profitability. Further, investigations by government agencies, including the FTC, into allegedly anticompetitive, unfair, deceptive or other business practices by us or our TrueCar Certified Dealers, could cause us to incur additional expenses and, if adversely concluded, could result in substantial civil or criminal penalties and significant legal liability.

We participate in a highly competitive market, and pressure from existing and new companies may adversely affect our business and operating results.

          We face significant competition from companies that provide listings, information, lead generation, and car-buying services designed to reach consumers and enable dealers to reach these consumers.

          Our competitors offer various products and services that compete with us. Some of these competitors include:

  •
  Internet search engines and online automotive sites such as Google, AutoTrader.com, eBay Motors, Edmunds.com, KBB.com, Autobytel.com and Cars.com;

  •
  sites operated by automobile manufacturers such as General Motors and Ford;

  •
  providers of offline, membership-based car-buying services such as the Costco Auto Program; and

  •
  offline automotive classified listings, such as trade periodicals and local newspapers.

          We compete with many of the above-mentioned companies and other companies for a share of car dealers' overall marketing budget for online and offline media marketing spend. To the extent that car dealers view alternative marketing and media strategies to be superior to TrueCar, we may not be able to maintain or grow the number of TrueCar Certified Dealers and our TrueCar Certified

Dealers may sell fewer cars to users of our platform, and our business, operating results and financial condition will be harmed.

          We also expect that new competitors will continue to enter the online automotive retail industry with competing products and services, which could have an adverse effect on our revenue, business and financial results.

          Our competitors could significantly impede our ability to expand our network of TrueCar Certified Dealers and to reach consumers. Our competitors may also develop and market new technologies that render our existing or future products and services less competitive, unmarketable or obsolete. In addition, if our competitors develop products or services with similar or superior functionality to our solutions, we may need to decrease the prices for our solutions in order to remain competitive. If we are unable to maintain our current pricing structure due to competitive pressures, our revenue will be reduced and our operating results will be negatively affected.

          Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, and the ability to devote greater resources to the development, promotion, and support of their products and services. Additionally, they may have more extensive automotive industry relationships than we have, longer operating histories and greater name recognition. As a result, these competitors may be better able to respond more quickly with new technologies and to undertake more extensive marketing or promotional campaigns. In addition, to the extent any of our competitors have existing relationships with dealers or automobile manufacturers for marketing or data analytics solutions, those dealers and automobile manufacturers may be unwilling to continue to partner with us. If we are unable to compete with these companies, the demand for our products and services could substantially decline.

          In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future third-party data providers, technology partners, or other parties with whom we have relationships, thereby limiting our ability to develop, improve, and promote our solutions. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our revenue, business and financial results.

If we suffer a significant interruption in our ability to gain access to third-party data, our business will suffer.

          Our business also relies on our ability to analyze data for the benefit of our users and the TrueCar Certified Dealers in our network. In addition, the effectiveness of our user acquisition efforts depends in part on the availability of data relating to existing and potential users of our platform. If we experience a material disruption in the data provided to us or if third-party data providers terminate their relationship with us, the information that we provide to our users and TrueCar Certified Dealers may be limited, the quality of this information may suffer, and our business, results of operations and financial conditions could be materially and adversely affected.

The success of our business relies heavily on our marketing and branding efforts, especially with respect to TrueCar.com, as well as those efforts of the affinity group marketing partners whose websites we power, and these efforts may not be successful.

          We believe that an important component of our growth will be the growth of our TrueCar.com business. Because TrueCar.com is a consumer brand, we rely heavily on marketing and advertising to increase the visibility of this brand with potential users of our products and services. We currently advertise through television and radio marketing campaigns, traditional print media, sponsorship programs and other means, the goal of which is to increase the strength, recognition and trust in the TrueCar.com brand and drive more unique visitors to our website and mobile applications. We spent $51.3 million on sales and marketing in the nine months ended September 30, 2013.

          Our business model relies on our ability to scale rapidly and to decrease incremental user acquisition costs as we grow. Some of our methods of advertising, including our television marketing campaign, are not currently profitable on a standalone basis because they have not yet resulted in the acquisition of sufficient users visiting our website and mobile applications such that we may recover such costs by attaining corresponding revenue growth. If we are unable to recover our marketing costs through increases in user traffic and in the number of transactions by users of our platform, or if we discontinue our broad marketing campaigns, it could have a material adverse effect on our growth, results of operations and financial condition.

          In addition, the number of transactions generated by the members of our affinity group marketing partners depends in part on the emphasis that these affinity group marketing partners place on marketing the purchase of cars within their platforms. For example, USAA is a large diversified financial services group of companies serving the United States military community with hundreds of highly competitive product and service offerings. At any given time, USAA's car-buying service may or may not be a priority relative to its other offerings. Consequently, changes in how USAA promotes and markets the car buying site we maintain for them can and has, from time to time in the past, affected the volume of purchases generated by USAA members. For example, in the past USAA adjusted the location and prominence of the links to our platform on their web pages, adversely affecting the volume of traffic. Should USAA or one or more of our other affinity group marketing partners decide to de-emphasize the marketing of our platform, or if their marketing efforts are otherwise unsuccessful, our revenue, business and financial results will be harmed.

We rely on Internet search engines to drive traffic to our website, and if we fail to appear prominently in the search results, our traffic would decline and our business would be adversely affected.

          We depend in part on Internet search engines such as Google, Bing, and Yahoo! to drive traffic to our website. For example, when a user types an automobile into an Internet search engine, we rely on a high organic search ranking of our webpages in these search results to refer the user to our website. However, our ability to maintain high, non-paid search result rankings is not within our control. Our competitors' Internet search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors' efforts are more successful than ours, overall growth in our user base could slow or our user base could decline. Internet search engine providers could provide automobile dealer and pricing information directly in search results, align with our competitors or choose to develop competing services. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our website through Internet search engines could harm our business and operating results.

We may be unable to maintain or grow relationships with information data providers, which may limit the information that we are able to provide and could impair our ability to attract or retain consumers and TrueCar Certified Dealers.

          We receive automobile purchase data from many third-party data providers, including our network of TrueCar Certified Dealers, dealer management system providers, data aggregators and integrators, survey companies, purveyors of registration data and our affinity group marketing partners. In the states in which we employ a pay-per-sale billing model, we use this data to match purchases with users that obtained a Guaranteed Savings Certificate from a TrueCar Certified Dealer so that we may collect a transaction fee from those dealers. We also analyze this data and provide insights to our users and TrueCar Certified Dealers, driving traffic to our platform and strengthening our relationships with the automobile dealers in our network.

          From time to time, we experience interruptions in the data feeds that we receive from third-party data providers, particularly dealer management system providers, in a manner that affects our ability to invoice the dealers in our network. These interruptions may occur for a number of reasons, including changes to the software of a dealer management system provider. In the states in which we employ a pay-per-sale billing model, an interruption in the data that we receive undermines our ability to match automobile purchases with users that obtained a Guaranteed Savings Certificate from a TrueCar Certified Dealer, thereby delaying our submission of an invoice to an automobile dealer in our network for a given transaction. In the case of an interruption in our data feeds, our billing structure may transition to a subscription model for automobile dealers in our network until the interruption ceases. Our subscription billing model typically results in decreased revenues during the interruption and, when an interruption ceases, we are not always able to retroactively match a transaction and collect a fee. In addition, our likelihood of collection of the fee owed to us for a given transaction decreases during the period in which we are unable to submit an invoice to automobile dealers and, in any case, our recognition of transaction revenues where there has been an interruption in the data provided to us by dealer management systems will be delayed.

The failure to maintain our brand would harm our ability to grow unique visitor traffic and to expand our dealer network.

          Maintaining and enhancing the TrueCar brand will depend largely on the success of our efforts to maintain the trust of our users and TrueCar Certified Dealers and to deliver value to each of our users and TrueCar Certified Dealers. If our existing or potential users perceive that we are not focused primarily on providing them with a better car-buying experience, our reputation and the strength of our brand will be adversely affected.

          Complaints or negative publicity about our business practices, our marketing and advertising campaigns, our compliance with applicable laws and regulations, the integrity of the data that we provide to users, data privacy and security issues, and other aspects of our business, irrespective of their validity, could diminish users' and dealers' confidence in and the use of our products and services and adversely affect our brand. These concerns could also diminish the trust of existing and potential affinity group marketing partners. There can be no assurance that we will be able to maintain or enhance our brand, and failure to do so would harm our business growth prospects and operating results.

If we are unable to provide a compelling car-buying experience to our users, the number of transactions between our users and TrueCar Certified Dealers will decline and our revenue and results of operations will suffer harm.

          We cannot assure you that we are able to provide a compelling car-buying experience to our users, and our failure to do so will mean that the number of transactions between our users and TrueCar Certified Dealers will decline and we will be unable to effectively monetize our user traffic. We believe that our ability to provide a compelling car-buying experience is subject to a number of factors, including:

  •
  our ability to launch new products that are effective and have a high degree of consumer engagement;

  •
  compliance of the dealers within our network of TrueCar Certified Dealers with applicable laws, regulations and the rules of our platform, including honoring the TrueCar certificates submitted by our users; and

  •
  our access to a sufficient amount of data to enable us to be able to provide relevant pricing information to consumers.

The growth of our business relies significantly on our ability to increase the number of TrueCar Certified Dealers such that we are able to increase the number of transactions between our users and TrueCar Certified Dealers. Failure to do so would limit our growth.

          Our ability to grow the number of TrueCar Certified Dealers, both on an overall basis and by brand in important geographies, is an important factor in growing our business. As described elsewhere in this "Risk Factors" section, we are a new participant in the automobile retail industry, our business has sometimes been viewed in a negative light by car dealerships, and there can be no assurance that we will be able to maintain or grow the number of car dealers in our network.

          In addition, our ability to increase the number of TrueCar Certified Dealers in an optimized manner depends on strong relationships with other constituents, including car manufacturers and state dealership associations. From time to time, car manufacturers have communicated concerns about our business to the dealers in our network. For example, some car manufacturers maintain guidelines that prohibit dealers from advertising a car at a price that is below an established floor. If a TrueCar Certified Dealer within our network submits a price to us that falls below pricing guidelines established by the applicable manufacturer, the manufacturer may discourage that dealer from remaining in the network and may discourage other dealers within its brand from joining the network. For example, in late 2011, Honda publicly announced that it would not provide advertising allowances to dealers that remained in our network of TrueCar Certified Dealers. While we subsequently addressed Honda's concerns and they ceased withholding advertising allowances from our TrueCar Certified Dealers, discord with specific car manufacturers impedes our ability to grow our dealer network. In addition, state dealership associations maintain significant influence over the dealerships in their state as lobbying groups and as thought leaders. To the extent that these associations view us in a negative light, our reputation with car dealers in the corresponding state may be negatively affected. If our relationships with car manufacturers or state dealership associations suffer, our ability to maintain and grow the number of car dealers in our network will be harmed.

          We cannot assure you that we will expand our network of TrueCar Certified Dealers in a manner that provides a sufficient number of dealers by brand and geography for our unique visitors and failure to do so would harm our growth.

Our ability to grow our complementary product offerings may be limited, which could negatively impact our growth rate, revenues and financial performance.

          As we introduce or expand additional offerings for our platform, such as automobile trade-ins, financing, leasing, maintenance and insurance, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive and regulatory environments with which we are unfamiliar and involves various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, if at all. In attempting to establish our new product offerings, such as TrueTrade, TrueLoan and TrueLease, we expect to incur significant expenses and face various other challenges, such as expanding our sales force and management personnel to cover these markets and complying with complicated regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these ancillary products to consumers, and failure to do so would compromise our ability to successfully expand into these additional revenue streams.

          Moreover, our affinity group marketing partners already offer products in many of these adjacent markets. For example, USAA, our largest stockholder and most significant affinity group marketing partner, offers financing and insurance products for its members. For those affinity group marketing partners that offer products in adjacent markets that we seek to enter, our ability to offer products in these markets to their members will be limited. If we are unable to successfully expand our third party ancillary product offerings, our growth rate, revenue and operating performance may be harmed.

If our mobile products do not adequately address the shift to mobile technology by our users, the number of transactions between our users and TrueCar Certified Dealers may not grow as quickly and our operating results could be harmed and our growth could be negatively affected.

          Our future success depends in part on the continued growth in the use of our mobile products by our users and the number of transactions with TrueCar Certified Dealers that are completed by those users. In the nine months ended September 30, 2013, approximately 25% of unique visitors to our TrueCar.com website and the car buying sites we maintain for our affinity group marketing partners were attributable to mobile devices. The shift to mobile technology by our users may harm our business in the following ways:

  •
  the use of mobile technology may not continue to grow at historical rates, and consumers may not continue to use mobile technology for automobile research;

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  mobile technology may not be accepted as a viable long-term platform for a number of reasons, including actual or perceived lack of security of information and possible disruptions of service or connectivity;

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  we may not continue to innovate and introduce enhanced products on mobile platforms;

  •
  consumers may believe that our competitors offer superior mobile products; or

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  our mobile applications may become incompatible with operating systems such as iOS or Android or the devices they support.

          If use of our mobile products does not continue to grow, our business and operating results could be harmed.

Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, global supply chain challenges and other macroeconomic issues.

          Decreases in consumer demand could adversely affect the market for automobile purchases and, as a result, reduce the number of consumers using our platform. Consumer purchases of new and used automobiles generally decline during recessionary periods and other periods in which disposable income is adversely affected. For example, the number of new vehicle sales in the United States decreased from approximately 16.1 million in 2007 to approximately 10.4 million in 2009, according to BEA. Purchases of new and used automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the cost of energy and gasoline, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility and increased unemployment. A reduction in the number of automobiles purchased by consumers could adversely affect automobile dealers and car manufacturers and lead to a reduction in other spending by these constituents, including targeted incentive programs. In addition, our business may be negatively affected by challenges to the larger automotive ecosystem, including global supply chain challenges, such as those resulting from the Japanese tsunami in 2011 and other macroeconomic issues. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

Seasonality may cause fluctuations in our unique visitors, revenue and operating results.

          Our revenue trends are a reflection of consumers' car buying patterns. Across the automotive industry, consumers tend to purchase a higher volume of cars in the second and third quarters of each year, due in part to the introduction of new vehicle models from manufacturers. In the past, these seasonal trends have not been pronounced due the overall growth of our business, but we expect that in the future our revenues may be affected by these seasonal trends. Our business will also be impacted by cyclical trends affecting the overall economy, specifically the retail automobile industry, as well as by actual or threatened severe weather events.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

          Since our founding through September 30, 2013, we have raised substantial equity and debt financing to support the growth of our business. Because we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to increase our marketing expenditures to improve our brand awareness, develop new products or services or further improve existing products and services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. In addition, our current revolving Credit Facility contains restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing that we secure in the future could involve further restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing.

          If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

We collect, process, store, share, disclose and use personal information and other data, and our actual or perceived failure to protect such information and data could damage our reputation and brand and harm our business and operating results.

          We collect, process, store, share, disclose and use personal information and other data provided by consumers and dealers. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of such information. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Any failure or perceived failure to maintain the security of personal and other data that is provided to us by consumers and dealers could harm our reputation and brand and expose us to a risk of loss or litigation and possible liability, any of which could harm our business and operating results.

          In addition, from time to time, concerns have been expressed about whether our products, services, or processes compromise the privacy of our users. Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy related matters, even if unfounded, could harm our business and operating results.

          There are numerous federal, state and local laws around the world regarding privacy and the collection, processing, storing, sharing, disclosing, using and protecting of personal information and other data, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with and may be inconsistent between countries and jurisdictions or conflict with other rules. We generally comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices or that new regulations could be enacted. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personally identifiable information or other user data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers and automobile dealers to lose trust in us, which could have an adverse effect on our business. Additionally, if vendors, developers or other third parties that we work with violate applicable laws or our policies, such violations may also put consumer or dealer information at risk and could in turn harm our reputation, business and operating results.

A significant disruption in service on our website or of our mobile applications could damage our reputation and result in a loss of consumers, which could harm our business, brand, operating results, and financial condition.

          Our brand, reputation and ability to attract consumers, affinity groups and advertisers depend on the reliable performance of our technology infrastructure and content delivery. We may experience significant interruptions with our systems in the future. Interruptions in these systems, whether due to system failures, computer viruses, or physical or electronic break-ins, could affect the security or availability of our products on our website and mobile application, and prevent or inhibit the ability of consumers to access our products. Problems with the reliability or security of our systems could harm our reputation, result in a loss of consumers, dealers and affinity group marketing partners, and result in additional costs.

          Substantially all of the communications, network, and computer hardware used to operate our website and mobile applications is located at co-location facilities in Los Angeles and Chicago. Although we have two locations, our systems are not fully redundant. In addition, we do not own or control the operation of these facilities. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes, and similar events. The occurrence of any of these events could result in damage to our systems and hardware or could cause them to fail.

          Problems faced by our third-party web hosting providers could adversely affect the experience of our consumers. Our third-party web hosting providers could close their facilities without adequate notice. Any financial difficulties, up to and including bankruptcy, faced by our third-party web hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party web hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

          Any errors, defects, disruptions, or other performance or reliability problems with our network operations could cause interruptions in access to our products as well as delays and additional expense in arranging new facilities and services and could harm our reputation, business, operating results, and financial condition.

Failure to adequately protect our intellectual property could harm our business and operating results.

          Our business depends on our intellectual property, the protection of which is crucial to the success of our business. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology, and confidential information by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property, or technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software, and functionality or obtain and use information that we consider proprietary.

          Competitors may adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term "TrueCar."

          We currently hold the "TrueCar.com" Internet domain name and various other related domain names. The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that use the name TrueCar.

We may in the future be subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.

          We may from time to time face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors or non-practicing entities.

          Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering some features, purchase licenses or modify our products and features while we develop non-infringing substitutes or may result in significant settlement costs.

          In addition, we use open source software in our products and will use open source software in the future. From time to time, we may face claims against companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our platform or services, any of which would have a negative effect on our business and operating results.

          Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, our operating results and our reputation.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

          We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including Scott Painter, our Founder and Chief Executive Officer. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.

Complying with the laws and regulations affecting public companies will increase our costs and the demands on management and could harm our operating results.

          As a public company we will incur significant legal, accounting, and other expenses that we did not incur as a private company and these expenses will increase after we cease to be an "emerging growth company." In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and listing exchanges impose various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

          In addition, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning with the year ending December 31, 2015, we will need to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. As an "emerging growth company" we may elect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, we may no longer avail ourselves of this exemption when we cease to be an "emerging growth company" and, when our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

          Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on internal control from our independent registered public accounting firm.

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

          Our success will depend, in part, on our ability to grow our business in response to the demands of consumers, dealers and other constituents within the automotive industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development, such as our acquisition of ALG in 2011. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

  •
  diversion of management time and focus from operating our business to addressing acquisition integration challenges;

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  coordination of technology, research and development and sales and marketing functions;

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  transition of the acquired company's users to our website and mobile applications;

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  retention of employees from the acquired company;

  •
  cultural challenges associated with integrating employees from the acquired company into our organization;

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  integration of the acquired company's accounting, management information, human resources, and other administrative systems;

  •
  the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;

  •
  potential write-offs of intangibles or other assets acquired in such transactions that may have an adverse effect our operating results in a given period;

  •
  liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

  •
  litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders, or other third parties.

          Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize.

If our intangible assets and goodwill become impaired we may be required to record a significant non-cash charge to earnings which would materially and adversely affect our results of operations.

          We had goodwill and intangible assets of $86.2 million as of September 30, 2013. Under accounting principles generally accepted in the United States, we review our goodwill for impairment annually in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate the carrying value may not be fully recoverable. We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. While we have not recognized any impairment charges since our inception, we may recognize impairment charges in future periods in connection with our acquisitions or from other businesses we may seek to acquire in the future. The carrying value of our goodwill and intangible assets may not be recoverable due to factors such as a decline in our stock price and market capitalization, reduced estimates of future revenues or cash flows or slower growth rates in our industry. Estimates of future revenues and cash flows are based on a long-term financial outlook of our operations. Actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates and the recorded value of the intangibles. For example, a significant, sustained decline in our stock price and market capitalization may result in impairment of our intangible assets, including goodwill, and a significant charge to earnings in our consolidated financial statements during the period in which an impairment is determined to exist. In the event we had to reduce the carrying value of our goodwill or intangible assets, any such impairment charge could materially and adversely affect our results of operations.

If our ability to use our net operating loss carryforwards and other tax attributes is limited, we may not receive the benefit of those assets.

          We had federal net operating loss carryforwards of approximately $114.6 million and state net operating loss carryforwards of approximately $97.3 million as of December 31, 2012. The federal and state net operating loss carryforwards expire beginning in the years ending December 31, 2026 and 2013, respectively. As of December 31, 2012, we had federal and state research and development credit carryforwards of approximately $0.8 million and $0.4 million, respectively. The federal credit carryforwards begin to expire in 2028. The state credit carryforwards can be carried forward indefinitely.

          The Internal Revenue Code of 1986, as amended, imposes substantial restrictions on the utilization of net operating losses and other tax attributes in the event of an "ownership change" of a corporation. Accordingly, our ability to use pre-change net operating loss and research tax credits may be limited as prescribed under Internal Revenue Code, or IRC, Sections 382 and 383. Therefore, if we earn net taxable income in the future, our ability to reduce our Federal income tax liability may be subject to limitation. Events which may cause limitation in the amount of the net operating losses and credits that we utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. As a result of historical equity issuances, we have determined that the annual utilization of our net operating losses and credits and tax credits may be limited pursuant to IRC Sections 382 and 383. Future changes in our stock ownership, including this offering or future offerings, as well as other changes that may be outside our control could potentially result in further limitations on our ability to utilize our net operating loss and credit carryforwards.

Risks Related to this Offering and Our Common Stock

Concentration of ownership among our existing executive officers, directors, and their affiliates may prevent new investors from influencing significant corporate decisions.

          Upon completion of this offering, our executive officers, directors, and holders of 5% or more of our outstanding common stock will beneficially own, in the aggregate, approximately         % of our outstanding shares of common stock. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. These stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders, which in turn could reduce the price of our common stock.

The price of our common stock may be volatile, and you could lose all or part of your investment.

          The trading price of our common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. The trading price of our common stock following this offering will depend on a number of factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

  •
  price and volume fluctuations in the overall stock market from time to time;

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  volatility in the market prices and trading volumes of high technology stocks;

  •
  changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

  •
  sales of shares of our common stock by us or our stockholders;

  •
  failure of securities analysts to maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

  •
  announcements by us or our competitors of new products;

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  the public's reaction to our press releases, other public announcements, and filings with the SEC;

  •
  rumors and market speculation involving us or other companies in our industry;

  •
  actual or anticipated changes in our operating results or fluctuations in our operating results;

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  actual or anticipated developments in our business, our competitors' businesses, or the competitive landscape generally;

  •
  litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

  •
  developments or disputes concerning our intellectual property or other proprietary rights;

  •
  announced or completed acquisitions of businesses or technologies by us or our competitors;

  •
  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

  •
  changes in accounting standards, policies, guidelines, interpretations, or principles;

  •
  any significant change in our management;

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  conditions in the automobile industry; and

  •
  general economic conditions and slow or negative growth of our markets.

          The effect of such factors on the trading market for our stock may be enhanced by the lack of a large and established trading market for our stock. In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular company's securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Substantial future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

          The market price for our common stock could decline as a result of the sale of substantial amounts of our common stock, particularly sales by our 9,191,797 directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. Based on shares outstanding as of September 30, 2013, upon completion of this offering we will have outstanding approximately                            shares of common stock, approximately                           of which are subject to the 180-day contractual lock-up more fully described in "Underwriting." Goldman, Sachs & Co. and J.P. Morgan Securities LLC may permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements. After this offering, holders of an aggregate of             shares of our common stock as of September 30, 2013, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. Substantially all of these shares are subject to the 180-day contractual lock-up referred to above.

          In addition, the shares of common stock subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. See "Shares Eligible for Future Sale" for a more detailed description of sales that may occur in the future.

          If a substantial number of shares are sold, or if it is perceived that they will be sold, in the public market, before or after the expiration of the 180-day contractual lock-up period, the trading price of our common stock could decline substantially.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

          Our certificate of incorporation, bylaws, and Delaware law contain or will contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include or will include provisions:

  •
  creating a classified board of directors whose members serve staggered three year terms;

  •
  authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

  •
  limiting the liability of, and providing indemnification to, our directors and officers;

  •
  limiting the ability of our stockholders to call and bring business before special meetings;

  •
  requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

  •
  controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

  •
  providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

          These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

          As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

          Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

          The net proceeds from the sale of our shares of common stock by us in this offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

          The anticipated initial public offering price of our common stock of $             per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $             in the net tangible book value per share from the price you paid. In addition, following this offering, purchasers who bought shares from us in the offering will have contributed         % of the total consideration paid to us by our stockholders to purchase shares of common stock in exchange for acquiring approximately         % of our total outstanding shares as of September 30, 2013 after giving effect to this offering. The exercise of outstanding stock options and warrants will result in further dilution.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

          The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

          We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, the terms of our Credit Facility currently prohibit us from paying cash dividends on our capital stock. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY AND MARKET DATA

          This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases you can identify forward-looking statements because they contain words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "might," "likely," "plans," "potential," "predicts," "projects," "seeks," "should," "target," "will," "would" or similar expressions and the negatives of those terms. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

  •
  our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate cash flow, and ability to achieve, and maintain, future profitability;

  •
  anticipated trends, growth rates and challenges in our business and in the markets in which we operate;

  •
  our ability to anticipate market needs and develop new and enhanced products and services to meet those needs, and our ability to successfully monetize them;

  •
  maintaining and expanding our customer base;

  •
  the impact of competition in our industry and innovation by our competitors;

  •
  our anticipated growth and growth strategies and our ability to effectively manage that growth;

  •
  our ability to sell our products and expand internationally;

  •
  our failure to anticipate or adapt to future changes in our industry;

  •
  the impact of seasonality on our business;

  •
  our ability to hire and retain necessary qualified employees to expand our operations;

  •
  the impact of any failure of our solutions or solution innovations;

  •
  our reliance on our third-party service providers;

  •
  the evolution of technology affecting our products, services and markets;

  •
  our ability to adequately protect our intellectual property;

  •
  the anticipated effect on our business of litigation to which we are a party;

  •
  our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business;

  •
  the increased expenses and administrative workload associated with being a public company;

  •
  failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud;

  •
  our liquidity and working capital requirements;

  •
  our spending of the net proceeds from this offering;

  •
  the estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices; and

  •
  the future trading prices of our common stock and the impact of securities analysts' reports on these prices.

          We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

          You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results and growth prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors" and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. Further, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

          The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements.

          This prospectus also contains estimates and other statistical data, including those relating to our industry and the market in which we operate, that we have obtained or derived from industry publications and reports, including reports from Automotive News, Borrell Associates, J.D. Power and Associates, NADA, R.L. Polk & Co., and other publicly available information. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Based on our industry experience, we believe that the publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause our actual results to differ materially from those expressed in the industry publications and reports.

 USE OF PROCEEDS

          We estimate that the net proceeds from the sale of                      shares of our common stock in this offering will be $              million, based on an assumed initial public offering price of $              per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be $              million, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

          Each $1.00 increase or decrease in the assumed initial public offering price of $              per share would increase or decrease the net proceeds that we receive from this offering by $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by $              million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions.

          The principal purposes of this offering are to increase our financial flexibility, improve brand awareness, create a public market for our common stock and facilitate our future access to the public capital markets. We currently intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, solutions, products, services, businesses or other assets, although we have no present commitments or agreements to enter into any acquisitions or investments. The amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the pace of our expansion plans, and our investments and acquisitions.

          We cannot specify with certainty all of the particular uses of the net proceeds from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending these uses, we intend to invest the net proceeds from this offering in short-term and intermediate-term, investment-grade interest-bearing securities and obligations, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

          We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, any restrictions on paying dividends, including our current restriction under our Credit Facility, and other factors that our board of directors may deem relevant.

 CAPITALIZATION

          The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2013 on:

  •
  an actual basis;

  •
  on a pro forma basis to reflect (i) the issuance of 4,285,715 shares of our Series A Preferred Stock pursuant to a private placement at a price of $7.00 per share, for net aggregate proceeds of $30,000,005, (ii) the automatic conversion of all outstanding shares of our Series A Preferred Stock into 4,285,715 shares of our common stock immediately prior to the closing of this offering and (iii) the filing of our amended and restated certificate of incorporation in Delaware, which will occur in connection with the completion of this offering; and

  •
  on a pro forma as adjusted basis giving effect to the pro forma adjustments set forth above and to reflect our receipt of the net proceeds from our sale of                  shares of common stock in this offering at an assumed initial public offering price of $                   per share, which is the midpoint of the estimated offering price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

          The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

	At September 30, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(In thousands)
Cash and cash equivalents	$16,188	$46,188	$

Total indebtedness	$4,634	$4,634
Contingently redeemable common stock(2)	1,000	1,000
Stockholders' equity:
Common stock, $0.0001 par value; 147,000,000 shares authorized, 89,825,274 shares issued and outstanding, actual; 147,000,000 shares authorized, 94,110,989 shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	9	9
Additional paid-in capital	269,956	299,956
Notes receivable from related party	(1,061)	(1,061)
Accumulated deficit	(154,940)	(154,940)

Total stockholders' equity	113,964	143,964

Total capitalization	$119,598	$149,598	$

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $                       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash

  equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $                       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million shares in the number of shares offered by us in this offering would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $                       million, assuming an initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions.

  The number of shares of our common stock set forth in the table above excludes:

  •
  4,285,715 shares of common stock issuable upon the closing of this offering pursuant to the conversion of Series A Preferred Stock issued after September 30, 2013;

  •
  55,000 shares of common stock issued after September 30, 2013;

  •
  23,839,943 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013, with a weighted average exercise price of $2.82 per share;

  •
  6,472,607 shares of common stock issuable upon the exercise of options granted after September 30, 2013, with a weighted average exercise price of $6.00 per share;

  •
                         shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 9,191,797 shares of common stock reserved for future issuance under our Amended and Restated 2005 Stock Plan (the "2005 Stock Plan") as of September 30, 2013 (after giving effect to an increase of 11,000,000 shares of our common stock reserved for issuance under our 2005 Stock Plan after September 30, 2013 and the grant of options to purchase 6,472,607 shares of common stock after September 30, 2013), which shares will be added to the shares to be reserved under our 2014 Equity Incentive Plan, (ii)                            shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective in connection with this offering, and (iii)                            shares that become available under our 2014 Equity Incentive Plan, pursuant to provisions thereof that automatically increase the share reserves under the plan each year, as more fully described in "Executive Compensation — Employee Benefits and Stock Plans";

  •
  7,896,142 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2013, with a weighted average exercise price of $2.83 per share; and

  •
  1,065,000 shares of common stock issuable upon the exercise of warrants issued after September 30, 2013, with a weighted average exercise price of $9.90 per share.

(2)
See Note 11 of our audited financial statements included elsewhere in this prospectus for more information about contingently redeemable common stock.

 DILUTION

          If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

          Our historical net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of September 30, 2013 was $28.8 million, or $0.32 per share. Our pro forma net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding, assuming the issuance of 4,285,715 shares of our Series A Preferred Stock pursuant to a private placement at a price of $7.00 per share, for net aggregate proceeds of $30,000,005, and the automatic conversion of all outstanding shares of our Series A Preferred Stock into 4,285,715 shares of our common stock immediately prior to the closing of this offering.

          After giving effect to the sale by us of                           shares of our common stock in this offering at the assumed initial public offering price of $              per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 2013 would have been approximately $              million, or $              per share. This represents an immediate increase in pro forma net tangible book value of $              per share to our existing stockholders and an immediate dilution of $              per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price.

          The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2013	$0.62
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma net tangible book value per share immediately after this offering		$

Dilution in pro forma net tangible book value per share to new investors in this offering		$

          Each $1.00 increase or decrease in the assumed initial public offering price of $              per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma net tangible book value per share to new investors by $             , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors will experience further dilution.

          If the underwriters exercise their option to purchase additional shares from us in full, the pro forma net tangible book value per share of our common stock immediately after this offering would be $              per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $              per share.

          The following table summarizes, on a pro forma basis as of September 30, 2013, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the initial public offering price of $              per share, the midpoint of the price range set forth on the front cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

          Each $1.00 increase or decrease in the assumed initial public offering price of $              per share would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors will experience further dilution.

          If the underwriters exercise their option to purchase additional shares from us in full, our existing stockholders would own         % and our new investors would own          % of the total number of shares of our common stock outstanding upon the completion of this offering.

          The foregoing discussion and tables exclude:

  •
  4,285,715 shares of common stock issuable upon the closing of this offering pursuant to the conversion of Series A Preferred Stock issued after September 30, 2013;

  •
  55,000 shares of common stock issued after September 30, 2013;

  •
  23,839,943 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013, with a weighted average exercise price of $2.82 per share;

  •
  6,472,607 shares of common stock issuable upon the exercise of options granted after September 30, 2013, with a weighted average exercise price of $6.00 per share;

  •
                         shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 9,191,797 shares of common stock reserved for future issuance under our Amended and Restated 2005 Stock Plan (the "2005 Stock Plan") as of September 30, 2013 (after giving effect to an increase of 11,000,000 shares of our common stock reserved for issuance under our 2005 Stock Plan after September 30, 2013 and the grant of options to purchase 6,472,607 shares of common stock after September 30, 2013), which shares will be added to the shares to be reserved under our 2014 Equity Incentive Plan, (ii)                            shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective in connection with this offering, and (iii)                            shares that become available under our 2014 Equity Incentive Plan, pursuant to provisions thereof that automatically increase the share reserves under the plan each year, as more fully described in "Executive Compensation — Employee Benefits and Stock Plans";

  •
  7,896,142 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2013, with a weighted average exercise price of $2.83 per share; and

  •
  1,065,000 shares of common stock issuable upon the exercise of warrants issued after September 30, 2013, with a weighted average exercise price of $9.90 per share.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

          We have derived the following selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data at December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data at December 31, 2009 and 2010 from our unaudited consolidated financial statements which are not included in this prospectus. We have derived the selected unaudited consolidated statement of operations data for the nine months ended September 30, 2012 and 2013 and the selected unaudited consolidated balance sheet data at September 30, 2013 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our annual financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial and other data together with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,				Nine Months Ended September 30,
	2009	2010(1)	2011(2)(3)	2012	2012	2013
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues	$15,831	$38,149	$76,330	$79,889	$58,546	$93,813
Cost and operating expenses:
Cost of revenue (exclusive of depreciation and amortization presented separately below)(4)	1,360	3,315	7,660	13,559	9,981	11,087
Sales and marketing(4)	8,866	18,751	41,992	70,327	55,102	51,287
Technology and development(4)	6,597	7,407	18,457	21,960	16,564	16,934
General and administrative(4)	5,180	11,480	21,912	34,228	27,198	20,658
Depreciation and amortization	625	1,086	4,148	11,768	8,360	9,175

Total costs and operating expenses	22,628	42,039	94,169	151,842	117,205	109,141

Loss from operations	(6,797)	(3,890)	(17,839)	(71,953)	(58,659)	(15,328)
Interest income	94	109	199	229	193	91
Interest expense	(123)	(73)	(66)	(3,359)	(2,089)	(1,809)
Other income (expense)	(45)	4	(20)	(18)	(24)	19
Change in fair value of preferred stock warrant liability	51	(524)	(1,882)	—	—	—

Loss before (provision for) benefit from income taxes	(6,820)	(4,374)	(19,608)	(75,101)	(60,579)	(17,027)
(Provision for) benefit from income taxes	—	(73)	10,690	606	686	(409)

Net loss	$(6,820)	$(4,447)	$(8,918)	$(74,495)	$(59,893)	$(17,436)

Cumulative dividends on Series B, Series C and Series D Preferred Stock	(2,511)	(3,180)	(2,370)	—	—	—
Net loss attributable to non-controlling interest	1,099	877	—	—	—	—

Net loss attributable to common stockholders of TrueCar, Inc.	$(8,232)	$(6,750)	$(11,288)	$(74,495)	$(59,893)	$(17,436)

Net loss per share attributable to common stockholders of TrueCar, Inc.:
Basic and diluted(5)	$(2.29)	$(0.95)	$(0.33)	$(0.89)	$(0.72)	$(0.20)

Weighted average shares of common stock outstanding used in computing net loss per share attributable to common stockholders:
Basic and diluted(5)	3,600	7,071	34,235	83,742	83,604	87,145

Other Financial Information:
Adjusted EBITDA(6)	$(5,191)	$1,712	$(3,538)	$(46,523)	$(41,261)	$2,409

(1)
On June 1, 2010, we acquired the remaining non-controlling interest in TrueCar.com, Inc.

(2)
During the preparation of the consolidated financial statements for the year ended December 31, 2011, we identified adjustments relating to timing of revenue recognition, accrued sales taxes and expenses on related party loans affecting 2010 and prior periods. The aggregate amount of these adjustments would have reduced net loss by $360,000 and $420,000 for 2009 and 2010. We concluded these adjustments were not material individually or in the aggregate to any prior reporting period. We also concluded that recording the cumulative effect of these adjustments of $780,000 during the year ended December 31, 2011 was not material to the 2011 financial statements and accordingly, we recorded these adjustments during the year ended December 31, 2011.

(3)
In 2011, we completed the acquisitions of Carperks, Honk, and ALG. See Note 3 to our consolidated financial statements for information regarding the purchase accounting associated with these acquisitions.

(4)
The following table presents stock-based compensation expense included in each respective expense category:

	Year Ended December 31,				Nine Months Ended September 30,
	2009	2010	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$—	$29	$47	$122	$73	$81
Sales and marketing	223	272	1,076	1,571	1,015	1,696
Technology and development	214	41	1,096	1,428	1,093	1,143
General and administrative	170	1,214	3,989	7,199	6,372	2,664

Total stock-based compensation expense	$607	$1,556	$6,208	$10,320	$8,553	$5,584

(5)
See Note 2 to our audited consolidated financial statements for an explanation of the calculations of our basic and diluted net income per share of common stock.

(6)
Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other measures derived in accordance with GAAP. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see "Non-GAAP Financial Measures."

	At December 31,				At September 30,
	2009	2010	2011	2012	2013
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents and short term investments	$6,155	$15,791	$42,881	$22,062	$16,188
Working capital (deficit), excluding restricted cash	8,178	14,930	39,118	(9,290)	12,202
Property and equipment, net	1,475	3,354	13,720	12,842	12,832
Total assets	17,659	28,338	180,165	145,244	142,155
Total indebtedness	1,500	—	—	23,696	4,634
Preferred Stock	48,659	59,575	—	—	—
Contingently redeemable common stock(1)	—	—	—	1,000	1,000
Total stockholders' (deficit) equity	(36,570)	(38,444)	158,769	98,196	113,964

(1)
See Note 11 of our audited financial statements included elsewhere in this prospectus for more information about contingently redeemable common stock.

Non-GAAP Financial Measures

          Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. We define Adjusted EBITDA as net loss adjusted to exclude interest income, interest expense, income taxes, depreciation and amortization, change in the fair value of preferred stock warrant liability, stock-based compensation, non-cash warrant expense, change in the fair value of contingent consideration, and transaction costs from acquisitions. We have provided below a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. In addition, our Adjusted EBITDA measure may not be comparable to similarly titled measures of other organizations as they may not calculate Adjusted EBITDA in the same manner as we calculate the measure.

          We have included Adjusted EBITDA in this prospectus as it is an important measure used by our management and board of directors to assess our operating performance. We believe that using Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis because this measure excludes variations primarily caused by changes in our capital structure, income taxes, depreciation and amortization, changes in fair values of preferred stock warrant liability and contingent consideration, transaction costs from acquisitions, and stock-based compensation expense. In addition, we believe that Adjusted EBITDA and similar measures are widely used by investors, securities analysts, rating agencies and other parties in evaluating companies as a measure of financial performance and debt service capabilities.

          Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute of analysis of our results as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect the payment or receipt of interest or the payment of income taxes;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditures or any other contractual commitments;

  •
  Adjusted EBITDA does not consider the potentially dilutive impact of shares issued or to be issued in connection with share-based compensation or warrant issuances; and

  •
  other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

          Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net loss and our other GAAP results. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses such as those that are the subject of adjustments in deriving Adjusted EBITDA and you should not infer from our presentation of Adjusted EBITDA that our future results will not be affected by these expenses or any unusual or non-recurring items.

          The following table presents a reconciliation of Adjusted EBITDA to net loss for each of the periods presented:

	Year Ended December 31,				Nine Months Ended September 30,
	2009	2010	2011	2012	2012	2013
	(in thousands)
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss	$(6,820)	$(4,447)	$(8,918)	$(74,495)	$(59,893)	$(17,436)
Non-GAAP adjustments:
Interest income	(94)	(109)	(199)	(229)	(193)	(91)
Interest expense	123	73	66	3,359	2,089	1,809
Depreciation and amortization	625	1,086	4,148	11,768	8,360	9,175
Change in fair value of preferred stock warrant liability	(51)	524	1,882	—	—	—
Warrant expense	419	2,956	2,112	1,990	509	2,888
Transaction costs from acquisitions	—	—	1,853	—	—	—
Change in fair value of contingent consideration	—	—	—	1,370	—	71
Stock-based compensation	607	1,556	6,208	10,320	8,553	5,584
Provision for (benefit from) income taxes	—	73	(10,690)	(606)	(686)	409

Adjusted EBITDA	$(5,191)	$1,712	$(3,538)	$(46,523)	$(41,261)	$2,409

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

Overview

          Our mission is to transform the car-buying experience for consumers and the way that dealers attract customers and sell cars. We have established an intelligent, data-driven online platform operating on a common technology infrastructure, powered by proprietary data and analytics. We operate our company-branded platform via our TrueCar.com website. In addition, we customize and operate our platform for affinity group marketing partners, such as USAA and Consumer Reports, financial institutions, and large enterprises such as Boeing and Verizon. We enable users to obtain market-based pricing data on new and used cars, and to connect with our network of TrueCar Certified Dealers.

          We benefit consumers by providing information related to what others have paid for a make and model of car in their area and, where available, estimated prices for that make and model of car, which we refer to as upfront pricing information, from our network of TrueCar Certified Dealers. This upfront pricing information generally includes guaranteed savings off MSRP which the consumer may then take to the dealer in the form of a Guaranteed Savings Certificate and apply toward the purchase of the specified make and model of car. We benefit our network of TrueCar Certified Dealers by enabling them to attract these informed, in-market consumers in a cost-effective, accountable manner, which we believe helps them to sell more cars.

          During the nine months ended September 30, 2013, we generated revenues of $93.8 million, 88% of which consisted of transaction revenues. Transaction revenues primarily consist of fees paid to us by our network of TrueCar Certified Dealers under our pay-for-performance business model where we generally earn a fee only when a TrueCar user purchases a car from them. The remaining 12% of our revenues was derived primarily from the sale of data and consulting services to the automotive and financial services industries.

          From inception in February 2005 through 2010, we developed our car-buying platform under our then corporate name Zag.com Inc. In 2006, we launched a car-buying program for affinity group marketing partners; our affinity group marketing partners have subsequently grown to include USAA (2007), Consumer Reports (2010) and Pentagon Federal Credit Union (2010). We also devoted substantial resources during this period to the build-out of our national dealer network and the cultivation of additional affinity group relationships.

          Late in 2008, we began to invest in a direct-to-consumer channel under the branded website TrueCar.com. We launched TrueCar.com with the continuing goal of establishing the premier destination for consumers seeking vehicle pricing information and historical context about what others paid for the same car in their local areas. Subsequently, we integrated the users of TrueCar.com into our car-buying platform, allowing them to connect to the same national dealer network that had been built for our affinity group marketing partners. During the period from 2010 to the present, we have devoted significant resources to building awareness of the TrueCar brand through consumer marketing, including television, radio, digital and other media.

          During 2011, we substantially increased our sales and marketing expenditures in order to accelerate the growth of our user base and transaction revenue derived from TrueCar.com. We also invested significantly in technology and development activities to improve the consumer experience on our platform. As part of these efforts to grow our business, in the fourth quarter of 2011 we launched a $7.8 million national television advertising campaign promoting TrueCar.com. As a result, our transaction revenue on TrueCar.com grew dramatically in the fourth quarter of 2011 as compared to the prior quarters of 2011. Despite this revenue growth, the significant investments in advertising and technology resulted in higher net losses in the fourth quarter of 2011 as compared to prior periods.

          In October 2011 we acquired ALG, which provides data analytics and consulting services to the automotive and financial services industries related to residual value forecasting.

          Our television advertising campaign increased awareness of our products and services among consumers, dealers, dealer trade associations and automotive retail consultants. This publicity led to increased focus on the effects of our business model on dealers and our regulatory compliance, resulting in inquiries from state regulators concerning our business practices. Consequently, some dealers became concerned about the potential effect of such regulatory inquiries on their own businesses. Other industry sources publicly expressed concern that our services would reduce profits for all automobile dealers. As a result, many dealers cancelled their agreements with us, reducing our franchise dealer count from 5,571 at November 30, 2011 to 3,599 at February 28, 2012. The significant reduction in the number of TrueCar Certified Dealers resulted in decreases in our revenues and, together with the cost structure we had built to support our anticipated growth, increased net losses during the first half of 2012.

          In response to these dealer and regulatory concerns, we invested heavily in regulatory compliance activities and proactively entered into discussions with our network of TrueCar Certified Dealers and other industry participants. We moved to subscription-based billing arrangements in a number of states. In certain states, we redesigned our products and services and changed our advertising approach to address these concerns. We also hired a former dealer trade association executive and established a dealer council to help manage our dealer relations efforts and increase our presence in the industry. By the second quarter of 2012, we began to add more TrueCar Certified Dealers to our network each quarter, with our TrueCar Certified Dealer count rising to 5,306 at December 31, 2012.

          In light of the decline in franchise dealer count and the decline in associated revenues, we suspended television advertising and instituted a plan in early 2012 to reduce non-essential and non-productive operating expenses. By the third quarter of 2012, we had made significant progress in reducing expenses in each of our major operating expense categories. Beginning in the fourth quarter of 2012, with a growing network of TrueCar Certified Dealers, we resumed our investments in both television advertising campaigns and digital acquisition channels designed to grow our business. As a result, we achieved sequential revenue growth in the fourth quarter of 2012 and sequential revenue growth in each of the first three quarters of 2013 and achieving positive Adjusted EBITDA in each of the second and third quarters of 2013. We believe that these continued investments in advertising improve our ability to grow our business and revenues over time, although in any given period increases in revenue resulting from these investments may trail the increase in our expenses and therefore our losses may increase in any quarter.

          We intend to grow TrueCar.com traffic by building our brand through marketing campaigns that emphasize the value of trust and transparency in the car-buying process and the benefits of transacting with TrueCar Certified Dealers. We will seek to increase the number of transactions on our platform by enhancing the user experience while expanding and improving the geographic coverage of our network of TrueCar Certified Dealers. Over time, we intend to increase monetization opportunities by introducing additional products and services to improve the car-buying and car-ownership experience.

Presentation of Financial Statements

          Our consolidated financial statements include the accounts of our wholly owned subsidiaries in accordance with ASC 810 — Consolidation. Business acquisitions are included in our consolidated financial statements from the date of the acquisition. Our purchase accounting resulted in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. All intercompany balances and transactions have been eliminated in consolidation.

          We report our financial results as one operating segment, with two distinct service offerings: transactions, and data and other. Our operating results are regularly reviewed by our chief operating decision maker on a consolidated basis, principally to make decisions about how we allocate our resources and to measure our consolidated operating performance. Our chief operating decision maker regularly reviews revenue for each of our transaction and data and other offerings in order to gain more depth and understanding of the factors driving our business.

Key Metrics

          We regularly review a number of key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make operating and strategic decisions.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Average Monthly Unique Visitors	1,322,815	1,659,435	1,636,861	2,609,208
Units	239,470	222,683	162,096	285,984
Monetization	$297	$291	$289	$288
Franchise Dealer Count	4,916	5,306	4,735	6,327

Average Monthly Unique Visitors

          We define a monthly unique visitor as an individual who has visited our website, our landing page on our affinity group marketing partner sites, or our mobile applications within a calendar month. We identify unique visitors through cookies for browser-based visits on either a desktop computer or mobile device and through device IDs for mobile application visits. In addition, if a TrueCar.com user logs-in, we supplement their identification with their log-in credentials to attempt to avoid double counting on TrueCar.com across devices, browsers and mobile applications. If an individual accesses our service using different devices or different browsers on the same device within a given month, the first access through each such device or browser is counted as a separate monthly unique visitor, except where adjusted based upon TrueCar.com log-in information. We calculate average monthly unique visitors as the sum of the monthly unique visitors in a given period, divided by the number of months in that period. We view our average monthly unique visitors as a key indicator of the growth in our business and audience reach, the strength of our brand, and the visibility of car buying services to the member base of our affinity group marketing partners.

          The number of average monthly unique visitors increased 59.4% to 2.6 million in the nine months ended September 30, 2013 from approximately 1.6 million in the nine months ended September 30, 2012. We attribute the growth in our average monthly unique visitors principally to increased television and digital marketing advertising campaigns that have led to increased brand awareness, as well as increased traffic from our affinity group marketing partners.

Units

          We define units as the number of automobiles purchased by our users from TrueCar Certified Dealers through TrueCar.com or the car buying sites we maintain for our affinity group marketing partners. A unit is counted following such time as we have matched the sale to a TrueCar user with one of TrueCar Certified Dealers. We view units as a key indicator of the growth of our business, the effectiveness of our product and the size and geographic coverage of our network of TrueCar Certified Dealers.

          The number of units increased 76.4% to 285,984 in the nine months ended September 30, 2013 from 162,096 in the nine months ended September 30, 2012. We attribute this growth in units to the effectiveness of our increased marketing activities, product enhancements, the growing number and geographic coverage of TrueCar Certified Dealers in our network, and the overall growth in new car sales in the automotive industry.

Monetization

          We define monetization as the average transaction revenue per unit, which we calculate by dividing all of our transaction revenue in a given period by the number of units in that period. In the periods discussed our monetization has been relatively constant. We expect our monetization to be affected in the future by the unit mix between new and used cars, with used cars providing higher monetization, and by the introduction of new products and services.

Franchise Dealer Count

          We define franchise dealer count as the number of franchise dealers in the network of TrueCar Certified Dealers at the end of a given period. This number is calculated by counting the number of brands of new cars sold by dealers in the TrueCar Certified Dealer network at their locations, and includes both single-location proprietorships as well as large consolidated dealer groups. We view our ability to increase our franchise dealer count as an indicator of our market penetration and the likelihood of converting users of our platform into unit sales. Our TrueCar Certified Dealer network includes non-franchised dealers that primarily sell used cars and are not included in franchise dealer count. Our franchise dealer count increased to 6,327 at September 30, 2013 from 4,735 at September 30, 2012.

Components of Operating Results

Revenues

          Our revenues are comprised of transaction revenues, and data and other revenue.

          Transaction Revenue.    Revenue consists of fees paid by dealers participating in our network of TrueCar Certified Dealers. Dealers pay us these fees either on a per vehicle basis for sales to our users or in the form of a subscription arrangement. Certain subscription fee arrangements provide that the dealer pay a subscription fee based on a specified number of vehicle sales or consumer introductions expected to be generated from our TrueCar.com site or our affinity group marketing partner sites over the subscription period. The subscription fee is generally subject to adjustment for any shortfall of sales or introductions generated, adjusted monthly.

          In addition, we enter into arrangements with automobile manufacturers to promote the sale of their vehicles through the offering of additional consumer incentives to members of our affinity group marketing partners. These manufacturers pay us a per-vehicle fee for promotion of the incentive and we recognize the per-vehicle incentive fee when the vehicle sale has occurred between the member of our affinity group marketing partner and the dealer.

          Data and Other Revenue.    We derive this type of revenue primarily from providing data and consulting services to the automotive and financial services industries that is typically related to determining the residual value of an automobile at given points in time in the future. These residual values are used to underwrite automotive loans and leases to determine payments by consumers. In addition, financial institutions use this information to measure exposure and risk across loan, lease and fleet portfolios. Our customers generally pay us for these services as information is delivered to them.

          For a description of our revenue accounting policies, see "Critical Accounting Policies and Estimates" below.

Costs and Operating Expenses

          Cost of Revenue (exclusive of depreciation and amortization).    Cost of revenue includes expenses related to the fulfillment of our services, consisting primarily of data acquisition costs and licensing fees paid to third party service providers and expenses related to operating our website and mobile applications, including those associated with our data centers, hosting fees, data processing required to deliver introductions to our network of TrueCar Certified Dealers, employee costs related to dealer operations, sales matching, and employee and consulting costs related to delivering data and consulting services to our customers. Cost of revenue excludes depreciation and amortization of software development costs and other hosting and data infrastructure equipment used to operate our platforms, which are included in the depreciation and amortization line item on our statement of comprehensive loss.

          Sales and Marketing.    Sales and marketing expenses consist primarily of: television advertising; partner marketing fees; loan subvention costs where we pay a portion of consumers' borrowing costs for car loan products offered by certain affinity group marketing partners; marketing sponsorship programs; and digital customer acquisition. In addition, sales and marketing expenses include employee related expenses including salaries, bonuses, benefits and stock-based compensation expenses for sales, customer support, marketing and public relations employees, third-party contractor fees and allocated overhead. Sales and marketing expenses also include costs related to common stock warrants issued to our affinity group marketing partner, USAA, as part of our commercial arrangements with it. See "Certain Relationships, Related Party And Other Transactions — Strategic Partnerships — United Services Automobile Association" for a description of such arrangements. Marketing and advertising costs promote our services and are expensed as incurred, except for media production costs which are expensed the first time the advertisement is aired.

          Technology and Development.    Technology and development expenses consist primarily of employee related expenses including salaries, bonuses, benefits and stock-based compensation expenses, third-party contractor fees, and allocated overhead primarily associated with development of our platform, as well as our product development, product management, research and analytics and internal IT functions.

          General and Administrative.    General and administrative expenses consist primarily of employee related expenses including salaries, bonuses, benefits and stock-based compensation expenses for executive, finance, accounting, legal, human resources, and business intelligence personnel. General and administrative expenses also include legal, accounting, and other third-party professional service fees, bad debt, and allocated overhead.

          Depreciation and Amortization.    Depreciation consists primarily of depreciation expense recorded on property and equipment. Amortization expense consists primarily of amortization recorded on intangible assets, capitalized software development costs and leasehold improvements.

          Interest Income.    Interest income consists of interest earned on our cash and cash equivalents and short-term investment balances.

          Interest Expense.    Interest expense consists of interest on our outstanding short-term debt obligations, and for the period from May 2012 to May 2013, accretion of debt discount resulting from a beneficial conversion feature on our convertible debt, which converted to equity in May 2013. In addition, beginning in August 2013, interest expense includes interest on our Credit Facility and the amortization of the discount on our line of credit. See Notes 8 and 9 of our consolidated financial statements included elsewhere in this prospectus for more information about our debt obligations.

          Change in Fair Value of Preferred Stock Warrant Liability.    Change in the fair value of the preferred stock warrant liability includes charges from the re-measurement of our warrant liability to fair value at each period end. While these warrants were initially to purchase preferred stock, they were converted into warrants to purchase common stock in August 2011 in connection with the conversion of all our then outstanding shares of convertible preferred stock into shares of common stock. Following that conversion, the liability associated with the preferred stock warrants was reclassified as additional paid-in capital and, as such, we have not incurred, and do not expect in the future to incur, additional charges associated with the change in fair value of the preferred stock warrant liability.

          Benefit from (Provision for) Income Taxes.    We are subject to federal and state income taxes in the United States. We provided a full valuation allowance against our net deferred tax assets at December 31, 2012 and 2011 as it is more likely than not that some or all of our deferred tax assets will not be realized. As a result of the valuation allowance, our income tax benefit (or expense) is significantly less than the federal statutory rate of 34%. Our benefit from income taxes in 2011 reflected a partial release of the valuation allowance as a result of deferred tax liabilities recognized from the acquisition of ALG being an available source of income to realize a portion of our deferred tax assets. Our benefit from income taxes in 2012 reflected a tax benefit associated with a beneficial conversion feature on our convertible notes which was partially offset by tax expense related to the amortization of tax deductible goodwill.

          We have accumulated federal net operating loss carryforwards of approximately $114.6 million and state net operating loss carryforwards of approximately $97.3 million at December 31, 2012.

          See Note 13 of our audited financial statements included elsewhere in this prospectus for more information about our provision for income taxes.

Results of Operations

          The following table sets forth our selected consolidated statements of operations data for each of the periods indicated.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues	$76,330	$79,889	$58,546	$93,813
Costs and operating expenses:
Cost of revenue (exclusive of depreciation and amortization presented separately below)	7,660	13,559	9,981	11,087
Sales and marketing	41,992	70,327	55,102	51,287
Technology and development	18,457	21,960	16,564	16,934
General and administrative	21,912	34,228	27,198	20,658
Depreciation and amortization	4,148	11,768	8,360	9,175

Total costs and operating expenses	94,169	151,842	117,205	109,141

Loss from operations	(17,839)	(71,953)	(58,659)	(15,328)
Interest income	199	229	193	91
Interest expense	(66)	(3,359)	(2,089)	(1,809)
Other income (expense), net	(20)	(18)	(24)	19
Change in fair value of preferred stock warrant liability	(1,882)	—	—	—

Loss before benefit from (provision for) income taxes	(19,608)	(75,101)	(60,579)	(17,027)
Benefit from (provision for) income taxes	10,690	606	686	(409)

Net loss	$(8,918)	$(74,495)	$(59,893)	$(17,436)

Cumulative dividends on Series B, Series C and Series D Preferred Stock	(2,370)	—	—	—

Net loss attributable to common shareholders	$(11,288)	$(74,495)	$(59,893)	$(17,436)

Net loss per share attributable to common stockholders — basic and diluted:	$(0.33)	$(0.89)	$(0.72)	$(0.20)

Weighted average shares of common stock outstanding used in computing net loss per share attributable to common stockholders:	34,235	83,742	83,604	87,145

          The following table sets forth our selected consolidated statements of operations data as a percentage of revenues for each of the periods indicated.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Revenues	100%	100%	100%	100%
Costs and operating expenses:
Cost of revenue (exclusive of depreciation and amortization presented separately below)	10	17	17	12
Sales and marketing	55	88	94	55
Technology and development	24	27	28	18
General and administrative	29	43	46	22
Depreciation and amortization	5	15	14	10

Loss from operations	(23)	(90)	(100)	(16)

Interest income	*	*	*	*
Interest expense	*	(4)	(4)	(2)
Other income (expense), net	*	*	*	*
Change in fair value of preferred stock warranty liability	(2)	*	*	*

Loss before income taxes	(26)	(94)	(103)	(18)
Benefit from provision for income taxes	14	1	1	*

Net loss	(12)%	(93)%	(102)%	(19)%

*
Less than 0.5% of revenues

Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012

  Revenues

	Nine Months Ended September 30,		Change
	2012	2013	$	%
	(dollars in thousands)
Transaction revenue	$46,771	$82,497	$35,726	76.4%
Data and other revenue	11,775	11,316	(459)	(3.9)%

Revenues	$58,546	$93,813	$35,267	60.2%

          The increase in our revenues for the nine months ended September 30, 2013 as compared to the prior year period reflected the substantial increase in our transaction revenue. Transaction revenue and data and other revenue comprised 87.9% and 12.1%, respectively, of revenues for the nine months ended September 30, 2013 as compared to 79.9% and 20.1%, respectively, of revenues in the prior year period. The increase in transaction revenue for the nine months ended September 30, 2013 primarily reflected the 76.4% increase in units due to the level of marketing spend and the increase in the number of Certified TrueCar Dealers, product enhancements, and the overall growth in sales of the automotive industry. Our average monthly unique visitors grew 59.4% from 1,636,861 during the nine months ended September 30, 2012 to 2,609,208 during the nine months ended September 30, 2013, reflecting our increased advertising expenses which improved brand awareness and the visibility of our car buying services to the member base of our affinity group marketing partners. Our franchise dealer count grew 33.6% from 4,735 at September 30, 2012 to 6,327 at September 30, 2013, reflecting the ongoing adoption of our service among dealers. Our monetization was stable between these periods as our mix between new and used car units was relatively consistent. The decrease in data and other revenue was primarily due to a $2.3 million decrease in lead referral fees arising from the modification of our marketing arrangement with Yahoo! in June 2012 where we had a generated revenue by referring Yahoo! traffic to other commercial websites. This decrease was offset in part by a $1.8 million increase in revenue due to improved pricing of our renewal data, consulting and other revenue related service contracts. See Note 10 of our consolidated financial statements included elsewhere in this prospectus for more information about our Yahoo! marketing arrangement.

Costs and Operating Expenses

  Cost of Revenue (exclusive of depreciation and amortization)

	Nine Months Ended September 30,		Change
	2012	2013	$	%
	(dollars in thousands)
Cost of revenue (exclusive of depreciation and amortization)	$9,981	$11,087	$1,106	11.1%

Cost of revenue (exclusive of depreciation and amortization) as a percentage of revenues	17.0%	11.8%

          The increase in cost of revenue for the nine months ended September 30, 2013 as compared to the prior year period was primarily due to a $0.8 million increase in data acquisition costs and licensing fees to support the growth of our business. The decline in cost of revenue as a percentage of revenue in the nine months ended September 30, 2013 from the prior year reflected the 60.2% increase in revenue as compared to the 11.1% increase in the dollar amount of cost of revenue. Although we expect our cost of revenue to increase in dollar amount as we add additional data sources, we believe that the nature of our cost structure will enable us to realize operating leverage in our business over time.

  Sales and Marketing Expenses

	Nine Months Ended September 30,		Change
	2012	2013	$	%
	(dollars in thousands)
Sales and marketing expenses	$55,102	$51,287	$(3,815)	(6.9)%

Sales and marketing expenses as a percentage of revenues	94.1%	54.7%

          The decrease in sales and marketing expenses for the nine months ended September 30, 2013 as compared to the prior year period primarily reflected a decrease of $20.0 million of spend associated with our marketing arrangement with Yahoo! that was modified in June 2012. Sales and marketing expenses also decreased due to a $2.9 million reduction in our corporate sponsorship expenses as a result of our decision to reduce our spend due to our determination that certain sponsorship agreements were not effective. These decreases in sales and marketing expenses were partially offset by a $9.6 million increase in advertising and promotional activities primarily due to increased television and online marketing spend to grow the TrueCar.com brand. These decreases were also partially offset by a $6.8 million increase in affinity partner marketing fees as a result of the increased level of unit sales and increased promotional activities, such as loan subvention, where we pay a portion of customers' borrowing costs for car loan products offered by certain affinity group marketing partners, a $1.6 million increase in employee related expenses primarily due to increased bonus expenses tied to our improved financial results, and an increase of $1.1 million in warrant expense associated with our media and marketing services agreement with a direct marketing firm. We expect sales and marketing expenses to continue to increase in dollar amount due to increased television and radio advertising, digital customer acquisition costs, affinity group marketing partner fees and marketing programs as we grow our business.

  Technology and Development Expenses

	Nine Months Ended September 30,		Change
	2012	2013	$	%
	(dollars in thousands)
Technology and development expenses	$16,564	$16,934	$370	2.2%

Technology and development expenses as a percentage of revenues	28.3%	18.1%

Capitalized software costs	$3,828	$5,077	$1,249	32.6%

          Technology and development expenses for the nine months ended September 30, 2013 were relatively flat compared to the prior year period. During the nine months ended September 30, 2013, there was an increase of $1.2 million in employee related costs primarily due to increases in bonus expense arising from our improved financial results. This increase was largely offset by a $1.2 million increase in the amount of capitalized internally developed software costs which reduced technology and development expenses during the period. We expect our technology and development expenses to increase in dollar amount as we continue to increase our engineering headcount to expand the functionality of our platform. We also expect technology and development expenses to continue to be affected by variations in the amount of capitalized internally developed software.

  General and Administrative Expenses

	Nine Months Ended September 30,		Change
	2012	2013	$	%
	(dollars in thousands)
General and administrative expenses	$27,198	$20,658	$(6,540)	(24.0)%

General and administrative expenses as a percentage of revenues	46.5%	22.0%

          The decrease in general and administrative expenses for the nine months ended September 30, 2013 as compared to the prior year period reflected a decrease of $3.7 million in stock-based compensation expense primarily due to the absence of a $4.5 million stock-based compensation charge in March 2012 as a result of the modification of an equity award held by a former executive as part of his severance arrangement. In addition, during the nine months ended September 30, 2013, there was a $3.5 million decrease in professional fees primarily due to decreases in legal fees and other expenses associated with our regulatory compliance activities in 2012, and a decrease in bad debt expense of $0.4 million due to the significant dealer attrition during the prior year period. These decreases were partially offset by a $0.7 million increase in employee related expenses, primarily due to increased bonus expenses driven by our improved financial results. We expect our general and administrative expenses to increase in dollar amount as we increase the headcount in our financial, accounting, and legal organizations and add resources to support both the anticipated growth of our business and our public company reporting requirements.

  Depreciation and Amortization Expenses

	Nine Months Ended September 30,		Change
	2012	2013	$	%
	(dollars in thousands)
Depreciation and amortization expenses	$8,360	$9,175	$815	9.7%

          The increase in depreciation and amortization expenses for the nine months ended September 30, 2013 as compared to the prior year period was primarily due to a $0.8 million increase in amortization of capitalized internally developed software costs as a result of increases in capitalized software costs primarily from prior periods which began to be amortized. We expect our depreciation and amortization expenses to continue to be affected by the amount of our investment in capitalized internally developed software costs, property and equipment and the timing of placing projects in service.

  Benefit from (Provision for) Income Taxes

	Nine Months Ended September 30,		Change
	2012	2013	$	%
	(dollars in thousands)
Benefit from (provision for) income taxes	$686	$(409)	$(1,095)	(159.6)%

          Our provision for income taxes for the nine months ended September 30, 2013 reflected tax expense due to amortization of tax deductible goodwill that is not an available source of income to realize our deferred tax assets. Our benefit from income taxes for the nine months ended September 30, 2012 reflected a tax benefit associated with a beneficial conversion feature on our convertible notes of $1.1 million which was partially offset by tax expense related to the amortization of tax deductible goodwill of $0.4 million.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

  Revenues

	Year Ended December 31,		Change
	2011	2012	$	%
	(dollars in thousands)
Transaction revenue	$71,222	$64,703	$(6,519)	(9.2)%
Data and other revenue	5,108	15,186	10,078	197.3%

Revenues	$76,330	$79,889	$3,559	4.7%

          The increase in our revenues for 2012 as compared to 2011 reflected a decrease in our transaction revenue that was more than offset by a substantial increase in our data and other revenue. Transaction revenue and data and other revenue comprised 81.0% and 19.0% of revenues in 2012 as compared to 93.3% and 6.7% of revenues in 2011. The decrease in transaction revenue in 2012 primarily reflected the 7.0% decrease in units, from 239,470 in 2011 to 222,683 in 2012, due primarily to dealer attrition that occurred in the first quarter of 2012. Our franchise dealer count fell from 4,916 at December 31, 2011 to 3,734 at March 31, 2012, and recovered in the second quarter to 4,322 at June 30, 2012 and to 5,306 at December 31, 2012. Our monetization was relatively stable between these years as our mix between new and used units was relatively consistent. The increase in data and other revenue in 2012 reflected the full year of combined operations with ALG following our acquisition of ALG in October 2011; the incremental ALG revenue was $8.4 million. There was also a $2.2 million increase in lead referral fees primarily due to revenues in the first half of 2012 arising from the marketing arrangement with Yahoo! that was modified in June 2012.

  Cost of Revenues (exclusive of depreciation and amortization)

	Year Ended December 31,		Change
	2011	2012	$	%
	(dollars in thousands)
Cost of revenues (exclusive of depreciation and amortization)	$7,660	$13,559	$5,899	77.0%

Cost of revenues (exclusive of depreciation and amortization) as a percentage of revenues	10.0%	17.0%

          The increase in cost of revenues for 2012 from 2011 was primarily the result of a $3.2 million increase in employee related expenses due to a full year of combined operations with ALG and headcount increases in our existing business, a $1.0 million increase in data licensing costs and $0.6 million increase hosting costs related to operating our website and mobile applications, and, to a lesser extent, increases in sales matching costs. The increase in cost of revenues as a percentage of revenues in 2012 as compared to 2011 primarily reflected an increase in employee related expenses and the decrease in transaction revenue, as well as a full year of combined operations with ALG.

  Sales and Marketing Expenses

	Year Ended December 31,		Change
	2011	2012	$	%
	(dollars in thousands)
Sales and marketing expenses	$41,992	$70,327	$28,335	67.5%

Sales and marketing expenses as a percentage of revenues	55.0%	88.0%

          The increase in sales and marketing expenses for 2012 from 2011 reflected $20.0 million of spend associated with our marketing arrangement with Yahoo! which was entered into in January 2012 and significantly modified in June 2012, an increase of $9.7 million in corporate sponsorship expenses related to agreements we entered into in 2012 and a $3.1 million increase in consulting and professional fees primarily as a result of entering into an external consulting agreement with our creative agency for a variety of marketing services. The increase in sales and marketing expenses in 2012 also reflected a $3.4 million increase in employee related expenses as a result of a full year of combined operations with ALG and headcount increases in our existing business, a $0.6 million increase in partner marketing fees as a result of increased promotional activities for our affinity group marketing partners as well as a $0.5 million increase in facilities expenses associated with our increased headcount in sales and marketing functions. These increases were partially offset by an $8.9 million decrease in television and online marketing spend due to changes in our marketing strategies in early 2012 arising from our response to regulatory and publicity matters occuring in early 2012.

  Technology and Development Expenses

	Year Ended December 31,		Change
	2011	2012	$	%
	(dollars in thousands)
Technology and development expenses	$18,457	$21,960	$3,503	19.0%

Technology and development expenses as a percentage of revenues	24.2%	27.5%

Capitalized software costs	$6,372	$5,219	$(1,153)	(18.1)%

          The increase in technology and development expenses for 2012 from 2011 primarily reflected a $3.9 million increase in headcount and related benefits due to a full year of combined operations with ALG and headcount increases in our existing operations, a decrease in expenses due to a reduction of $1.2 million in the amount of internally developed software costs that were capitalized, and, to a lesser extent, other increases in expense due to a full year of combined operations with ALG. These increases were offset in part by a $2.2 million decrease in consulting and professional fees due to a combination of our cost cutting initiatives and bringing certain of these functions in-house.

  General and Administrative Expenses

	Year Ended December 31,		Change
	2011	2012	$	%
	(dollars in thousands)
General and administrative expenses	$21,912	$34,228	$12,316	56.2%

General and administrative expenses as a percentage of revenues	28.7%	42.8%

          The increase in general and administrative expenses for 2012 from 2011 reflected $5.8 million in increased legal fees and other expenses primarily associated with our regulatory compliance activities, and increases in stock-based compensation expense of $3.2 million primarily due to a $4.5 million stock-based compensation charge in March 2012 as a result of the modification of an equity award held by a former executive as part of his severance arrangements. General and administrative expenses also increased from 2011 to 2012 due to increases of $3.2 million in employee and related expenses arising from the inclusion of a full year of combined operations with ALG as well as headcount increases in our existing business, a $1.3 million increase in the fair value of contingent consideration associated with our acquisition of Carperks in 2011, a $0.6 million increase due to increases in sales taxes driven by increased sales in states where sales tax is applicable, and a $0.5 million increase in bad debt expense associated with the dealer attrition we experienced in the first half of 2012. These increases were offset, in part by, a $1.9 million decrease in transaction costs associated with our acquisition of ALG in 2011.

  Depreciation and Amortization Expenses

	Year Ended December 31,		Change
	2011	2012	$	%
	(dollars in thousands)
Depreciation and amortization expenses	$4,148	$11,768	$7,620	183.7%

          The increase in depreciation and amortization expenses for 2012 from 2011 reflected an increase of $3.2 million in amortization of intangible assets primarily due to intangible assets acquired as part of the ALG acquisition in October 2011, an increase of $2.9 million associated with the amortization of capitalized internally developed software costs and depreciation on property, plant and equipment in 2012 as compared to 2011, and a $1.5 million write-off of internally developed software in 2012 as the functionality was no longer used on our platform due to changes in our business, which changes included the termination of two of our marketing arrangements.

  Interest Expense

	Year Ended December 31,		Change
	2011	2012	$	%
	(dollars in thousands)
Interest expense	$66	$3,359	$3,293	4,989.4%

          The increase in interest expense for 2012 from 2011 reflected interest expense and accretion of the beneficial conversion feature recorded on our convertible notes issued in May 2012.

  Change in Fair Value of Preferred Stock Warrant Liability

	Year Ended December 31,		Change
	2011	2012	$	%
	(dollars in thousands)
Change in fair value of preferred stock warrant liability	$(1,882)	$—	$1,882	100.0%

          Upon conversion of the preferred stock to common stock in August 2011, the preferred stock warrants were automatically converted into warrants to purchase our common stock. Upon this conversion, the preferred stock warrants were reclassified as equity and were no longer remeasured to fair value.

  Benefit from Income Taxes

	Year Ended December 31,		Change
	2011	2012	$	%
	(dollars in thousands)
Benefit from income taxes	$10,690	$606	$(10,084)	(94.3)%

          Our income tax benefit in 2012 reflected a tax benefit associated with a beneficial conversion feature on our convertible notes issued in May 2012 of $1.1 million which was partially offset by tax expense related to amortization of tax deductible goodwill of $0.5 million that is not an available source of income to realize our deferred tax assets. Our benefit from income taxes in 2011 reflected a partial release of our valuation allowance as a result of deferred tax liabilities recognized from the acquisition of ALG.

Quarterly Results of Operations

          The following tables set forth selected unaudited quarterly consolidated statements of comprehensive loss data for each of the quarters indicated. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the consolidated results of operations for these periods. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results for any future period.

	Three Months Ended
	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013
	(in thousands)
Revenues	$20,504	$17,605	$20,437	$21,343	$25,043	$31,223	$37,547
Costs and operating expenses:
Cost of revenue (exclusive of depreciation and amortization presented separately below)	3,258	3,241	3,482	3,578	3,762	3,673	3,652
Sales and marketing	27,205	16,607	11,290	15,225	13,783	15,626	21,878
Technology and development	5,869	5,432	5,263	5,396	5,804	5,618	5,512
General and administrative	13,359	7,629	6,210	7,030	6,313	6,629	7,716
Depreciation and amortization	2,709	2,856	2,795	3,408	3,066	2,868	3,241

Total costs and expenses	52,400	35,765	29,040	34,637	32,728	34,414	41,999

Loss from operations	(31,896)	(18,160)	(8,603)	(13,294)	(7,685)	(3,191)	(4,452)
Interest income	121	38	34	36	32	29	30
Interest expense	(73)	(746)	(1,270)	(1,270)	(1,241)	(510)	(58)
Other income(expense)	(35)	—	11	6	8	6	5

Loss before (provision for) benefit from income taxes	(31,883)	(18,868)	(9,828)	(14,522)	(8,886)	(3,666)	(4,475)
(Provision for) benefit from income taxes	(138)	961	(137)	(80)	(137)	(136)	(136)

Net loss	$(32,021)	$(17,907)	$(9,965)	$(14,602)	$(9,023)	$(3,802)	$(4,611)

Adjusted EBITDA(1)	$(21,522)	$(15,500)	$(4,239)	$(5,262)	$(2,632)	$2,630	$2,411

(1)
Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other measures derived in accordance with GAAP. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see "Non-GAAP Financial Measures."

          The following table sets forth selected consolidated statements of operations data as a percentage of revenues for each of the periods indicated.

	Three Months Ended
	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013
Revenues	100.0%	100.0%	100.0%	100.0%	100%	100%	100%
Costs and operating expenses:
Cost of revenues (exclusive of depreciation and amortization presented separately below)	15.9	18.4	17.0	16.8	15.0	11.8	9.7
Sales and marketing	132.7	94.3	55.2	71.3	55.0	50.0	58.3
Technology and development	28.6	30.9	25.8	25.3	23.2	18.0	14.7
General and administrative	65.2	43.3	30.4	32.9	25.2	21.2	20.6
Depreciation and amortization	13.2	16.2	13.7	16.0	12.2	9.2	8.6

Loss from operations	(155.6)	(103.2)	(42.1)	(62.3)	(30.7)	(10.2)	(11.9)
Interest income	0.6	*	*	*	*	*	*
Interest expense	*	(4.2)	(6.2)	(6.0)	(5.0)	(1.6)	*
Other income/(expenses)	*	*	*	*	*	*	*

(Provision for) loss before benefit from income taxes	(155.5)	(107.2)	(48.1)	(68.0)	(35.5)	(11.7)	(11.9)
(Provision for) benefit from income taxes	(0.7)	5.5	(0.7)	*	(0.5)	*	*

Net loss	(156.2)%	(101.7)%	(48.8)%	(68.4)%	(36.0)%	(12.2)%	(12.3)%

*
Percentage of revenues is less than 0.5%

          Our revenues in the first half of 2012 were significantly affected by dealer attrition described above under "Overview," with our franchise dealer count falling from 4,916 at December 31, 2011 to 3,734 at March 31, 2012. By the second quarter of 2012, we again began to add more TrueCar Certified Dealers to our network, with our franchise dealer count rising to 5,306 at December 31, 2012. We believe that the changes we made to our business and regulatory compliance practices since that time have significantly enhanced the growth and growth prospects of our business.

          Our revenue trends are a reflection of consumers' car buying patterns. Across the automotive industry, consumers tend to purchase a higher volume of cars in the second and third quarters of each year, due in part to the introduction of new vehicle models from manufacturers. In the past, these seasonal trends have not been pronounced due the overall growth of our business, but we expect that in the future our revenues may be affected by these seasonal trends. Our business will also be impacted by cyclical trends affecting the overall economy, specifically the retail automobile industry, as well as by actual or threatened severe weather events.

          The relatively high level of sales and marketing expenses in the first half of 2012 reflected charges totaling $20.0 million associated with the modification of a marketing arrangement with Yahoo! in June 2012 and an additional $5.0 million in advertising sponsorships in the period designed to increase awareness of our brand. The increase in sales and marketing expenses in the fourth quarter of 2012 from the third quarter of 2012 primarily reflected $1.5 million of expense incurred in connection with the launch of a new television advertising campaign. The increase in sales and marketing expenses in the third quarter of 2013 from the second quarter of 2013 primarily reflected $3.5 million of increased spending on television advertising. The relatively high level of general and administrative expenses in the first quarter of 2012 primarily reflected a $4.5 million stock-based compensation charge as a result of the modification of the exercise period and vesting terms for an equity award held by a former executive as part of his severance arrangements and $3.0 million of legal fees and other expenses associated with our regulatory compliance activities.

          The following table presents a reconciliation of Adjusted EBITDA to net loss for each of the periods presented:

	Three Months Ended
	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013
	(in thousands)
Reconciliation of Adjusted EBITDA to Net Loss
Net loss	$(32,021)	$(17,907)	$(9,965)	$(14,602)	$(9,023)	$(3,802)	$(4,611)
Non-GAAP Adjustments:
Interest income	(121)	(38)	(34)	(36)	(32)	(29)	(30)
Interest expense	73	746	1,270	1,270	1,241	510	58
Depreciation and amortization	2,709	2,856	2,795	3,408	3,066	2,868	3,241
Stock-based compensation	5,655	1,340	1,558	1,767	1,573	2,043	1,968
Warrant expense	2,045	(1,536)	—	1,481	382	880	1,626
Change in fair value of contingent consideration	—	—	—	1,370	24	24	23
Provision for (benefit from) income taxes	138	(961)	137	80	137	136	136

Adjusted EBITDA(1)	$(21,522)	$(15,500)	$(4,239)	$(5,262)	$(2,632)	$2,630	$2,411

(1)
Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other measures derived in accordance with GAAP. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see "Non-GAAP Financial Measures."

Liquidity and Capital Resources

          At September 30, 2013, our principal sources of liquidity were cash and cash equivalents totaling $16.2 million and $6.4 million of unused borrowing capacity under our $12.0 million revolving Credit Facility. Since inception, our operations have been financed primarily by net proceeds from the sales of shares of our capital stock and proceeds from the issuance of indebtedness. At September 30, 2013, we had $5.0 million principal amount of outstanding debt under our revolving line of credit. In addition, we sold shares of our Series A Preferred Stock in November 2013, raising proceeds of $30.0 million as further described in Note 17 of our consolidated financial statements included elsewhere in this prospectus.

          We have incurred cumulative losses of $154.9 million from our operations through September 30, 2013, and expect to incur additional losses in the future. We believe that our existing sources of liquidity will be sufficient to fund our operations for at least the next 12 months. However, our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, and the timing and extent of our spending to support our technology and development efforts. To the extent that existing cash and cash equivalents, and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Credit Facility

          On June 13, 2013, we entered into an amended and restated loan and security agreement with a financial institution (the "Second Amended Credit Facility"). The Second Amended Credit Facility provides for advances under a formula-based revolving line of credit which matures on June 13, 2014. The revolving line of credit provides advances equal to 80% of eligible accounts receivable and is subject to sub-limits, as defined, for letters of credit, foreign exchange, and cash management services provided by the financial institution. The maximum amount available under the line of credit is $12.0 million, $6.4 million of which was available under the Credit Facility at September 30, 2013.

          The revolving line bears interest at a floating per annum rate equal to the bank's prime rate plus an applicable margin based on our liquidity, which is defined as unrestricted cash plus amounts available under the Amended Credit Facility. If our liquidity is (i) less than $10 million, the applicable margin is 1.75%, (ii) if our liquidity is equal to or greater than $10 million but less than $20 million, the applicable margin is 0.5% and (iii) if our liquidity is greater than or equal to $20 million, the applicable margin is 0.0%. The line of credit agreement requires us to make monthly interest payments on the outstanding principal. All unpaid principal is due at maturity.

          The Second Amended Credit Facility requires us to maintain an adjusted quick ratio of at least 1.50:1.00 on the last day of each month. We were in compliance with the financial covenants at September 30, 2013.

          At September 30, 2013, $5.0 million in principal amount was outstanding under the Second Amended Credit Facility. We expect to either negotiate the extension of the Second Amended Credit Facility prior to its maturity in June 2014 or enter into an alternative credit facility.

Cash Flows

          The following table summarizes our cash flows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands)
Consolidated Cash Flow Data:
Net cash used in operating activities	$(11,473)	$(32,718)	$(27,340)	$(5,876)
Net cash (used in) provided by investing activities	(37,197)	20,374	18,556	(2,780)
Net cash provided by financing activities	44,734	22,551	23,625	2,782

Net (decrease) increase in cash and cash equivalents	$(3,936)	$10,207	$14,841	$(5,874)

  Operating Activities

          Our net loss and cash flows used in operating activities are significantly influenced by our investments in headcount and infrastructure to support our growth, and marketing, advertising and sponsorship expenses. Our net loss has been significantly greater than our use of cash for operating activities due to the inclusion of non-cash expenses and charges.

          Cash used in operating activities for the nine months ended September 30, 2013 was $5.9 million, primarily as a result of our net loss of $17.4 million and a $8.7 million use of cash as a result of changes in operating assets and liabilities, which was partially offset by $20.2 million non-cash operating expenses. Specifically, we recognized non-cash charges of $9.2 million for depreciation and amortization of intangible assets, capitalized software development costs and property and equipment, including $0.7 million due to losses on the write-off of capitalized software development costs, $5.6 million for stock-based compensation, and a $2.9 million non-cash charge associated with the vesting of warrants issued to an affinity group marketing partner and a marketing partner. We also incurred $1.8 million in non-cash charges associated with accruing interest related to interest on our convertible notes payable prior to their conversion into shares of our common stock and the accretion of the beneficial conversion feature on the convertible notes payable. During the period, we used $8.7 million in cash as a result of changes in operating assets and liabilities. This $8.7 million reflected a $4.9 million increase in accounts receivable as a result of our increased revenues, a $3.3 million increase in prepaid expenses primarily associated with our media advertising, and a decrease of $2.4 million in accrued expenses primarily associated with the modification of the marketing arrangement with Yahoo! in 2012, partially offset by a $2.3 million increase in accounts payable associated with the growth in our business.

          Cash used in operating activities for the nine months ended September 30, 2012 was $27.3 million, primarily as a result of our net loss of $59.9 million, which was partially offset by $19.4 million in non-cash operating expenses and $13.1 million net cash flows provided through changes in our operating assets and liabilities. Specifically, we recognized non-cash charges of $8.6 million for stock-based compensation, including a $4.5 million stock-based compensation charge as a result of the modification of an equity award held by a former executive as part of his severance arrangements, and $8.4 million for depreciation and amortization of intangible assets, capitalized software development costs and property and equipment, including $0.9 million related to losses on the write-off of capitalized software development costs. The net loss was additionally offset by $2.0 million in non-cash charges associated with accrued interest on our convertible notes payable and accretion of the beneficial conversion feature on the convertible notes payable, $0.7 million of bad debt expense associated with the dealer attrition we experienced in the first half of 2012, and $0.5 million non-cash charge associated with the vesting of warrants issued to an affinity group marketing partner and a marketing partner, offset in part by a $0.7 million increase in deferred income taxes associated with the conversion feature in our convertible notes issued in May 2012. During 2012, we recognized changes in operating assets and liabilities which provided $13.1 million of cash from operating activities. Of this $13.1 million, $10.0 million was associated with the release of a deposit with Yahoo! upon the modification of our marketing arrangement in June 2012. Changes in our operating assets and liabilities were also affected by a $6.1 million increase in accrued expenses primarily related to amounts due to Yahoo! following the modification of our marketing arrangement, and a $4.0 million decrease in accounts receivable reflecting the dealer attrition we experienced in the first half of 2012, which were partially offset by a $2.5 million decrease in accrued employee expenses primarily due to decreases in accrued bonus expense due to a decrease in the overall bonus pool as well as timing differences in accruals and payments, an increase in prepaid expenses of $2.5 million primarily associated with our media advertising, and a $1.7 million decrease in accounts payable due to our cost cutting initiatives.

          Cash used in operating activities in 2012 was $32.7 million, primarily as a result of our net loss of $74.5 million, which was partially offset by $29.1 million of non-cash operating expenses and $12.7 million of net cash flows provided through changes in our operating assets and liabilities. Specifically, we recognized non-cash charges of $10.3 million for stock-based compensation, including a $4.5 million stock-based compensation charge in March 2012 as a result of the modification of an equity award held by a former executive as part of his severance arrangements and $11.8 million for depreciation and amortization of intangible assets, capitalized software development costs and property and equipment, including $1.5 million related to losses on the write-off of capitalized software development costs. We also had a non-cash charge of $3.3 million due to interest expense on the convertible notes payable and accretion of the beneficial conversion feature on the convertible notes payable, a $2.0 million non-cash charge associated with the vesting of warrants issued to an affinity group marketing partner and a marketing partner, $1.4 million related to the increase in the fair value of our contingent consideration liability associated with our acquisition of Carperks, and $0.7 million of bad debt expense associated with the dealer attrition we experienced in the first half of 2012 offset in part by a $0.6 million increase in deferred income taxes primarily associated with the conversion feature in our convertible note issued in May 2012. During the period, we recognized changes in operating assets and liabilities which provided $12.7 million of cash from operating activities. Of this $12.7 million, $10.0 million was associated with the release of a deposit with Yahoo! upon the modification of our marketing arrangement. Changes in our operating assets and liabilities were also affected by a $4.1 million increase in accrued expenses primarily due to increases in accrued marketing expenses associated with our increased television and online marketing spend, a $2.5 million decrease in accounts receivable reflecting the dealer attrition we experienced in the first half of 2012, which was partially offset by a $3.5 million decrease in accounts payable due to our cost cutting initiatives.

          Cash used in operating activities in 2011 was $11.5 million, primarily as a result of our net loss of $8.9 million and $6.0 million of cash used in changes in certain of our operating assets and liabilities, partially offset by an aggregate of $3.5 million in non-cash operating expenses. Specifically, we recognized non-cash charges of $6.2 million for stock-based compensation, $4.1 million for depreciation and amortization of intangible assets, capitalized software development costs and property and equipment, $2.1 million associated with the vesting of warrants issued to an affinity group marketing partner and a marketing partner, and $1.9 million related to the increase in fair value of the preferred stock warrant liability. These non-cash operating expenses were partially offset by a $10.7 million non-cash income tax benefit as a result of our partial release of our valuation allowance related to our deferred tax assets in connection with the acquisition of ALG and $0.6 million of premiums incurred for investments. During the period, we also used $6.0 million in cash as a result of changes in operating assets and liabilities. Of this $6.0 million, $10.2 million reflected a deposit in connection with the establishment of a marketing arrangement with Yahoo!, an $8.2 million increase in accounts receivable reflecting our substantially increased revenue in 2011 as compared to 2010, and an increase in prepaid expenses of $0.7 million primarily associated with our media advertising, which were partially offset by an increase of $7.9 million in accounts payable, an increase of $2.7 million in accrued employee expenses, and an increase of $2.6 million in accrued expenses, all associated with the growth in our business, increases in headcount and the acquisition of ALG.

  Investing Activities

          Our investing activities consist primarily of capital expenditures for capitalized software development costs and property and equipment, purchase of marketable securities, the acquisition of other business entities and assets, and changes in restricted cash requirements associated with our marketing arrangement with Yahoo! which was modified in 2012.

          Cash used in investing activities of $2.8 million for the nine months ended September 30, 2013 was primarily for the investment in capitalized software development and property and equipment of $5.5 million which was partially offset by the release of $2.5 million in restricted cash in connection with the modification of our marketing arrangement with Yahoo! in June 2012.

          Cash provided by investing activities of $18.6 million for the nine months ended September 30, 2012 primarily related to the sale of short-term marketable securities of $31.1 million, which was partially offset by an increase in restricted cash of $7.8 million in connection with requirements of our now modified marketing arrangement with Yahoo!, and purchases of property and equipment and investments in our capitalized software development of $4.7 million.

          Cash provided by investing activities of $20.4 million in 2012 resulted from the sale of short-term marketable securities of $31.1 million, which was partially offset by $6.2 million for the investment in capitalized software development and purchase of property and equipment, and an increase in restricted cash requirements of $4.5 million in connection with the modification of a marketing arrangement with Yahoo! in June 2012.

          Cash used in investing activities of $37.2 million in 2011 primarily related to the purchase of short-term marketable securities of $31.5 million and investment in capitalized software development and purchase of property and equipment of $12.8 million. These cash investments were partially offset by $6.1 million in cash acquired in connection with our acquisition of ALG and $1.0 million in proceeds from the sale of short-term investments.

  Financing Activities

          Cash provided by financing activities of $2.8 million for the nine months ended September 30, 2013 reflects net proceeds of $5.0 million from a draw down under our Credit Facility. This increase was partially offset by a $2.0 million repurchase of vested option awards pursuant to a settlement agreement entered into with a former executive and $0.4 million of payments of contingent consideration related to the Carperks acquisition.

          Cash provided by financing activities of $23.6 million for the nine months ended September 30, 2012 primarily reflects net proceeds of $23.1 million from the issuance of convertible notes payable in May 2012 and $0.9 million associated with the issuance of shares of our common stock upon exercise of common stock warrants and common stock options, partially offset by cash used in the repurchase of shares of our common stock in the amount of $0.5 million under the terms of an employment agreement with a current executive.

          Cash provided by financing activities of $22.6 million in 2012 reflects net proceeds of $23.1 million from the issuance of convertible notes in May 2012, and $1.0 million of cash proceeds associated with the issuance of shares of our common stock upon exercise of common stock warrants and common stock options, which was partially offset by cash used in the repurchase of shares of our common stock in the amount of $1.6 million under the terms of employment agreements with certain of our current and former executives.

          Cash provided by financing activities of $44.7 million in 2011 reflects net proceeds of $54.1 million from the issuance of shares of our common stock beginning in August 2011, proceeds from the sale of common stock of $3.0 million, proceeds from the issuance of notes payable of $2.0 million, and proceeds from the exercise of stock options of $0.5 million, which was partially offset by cash used for the repurchase of shares of our common stock in the amount of $14.9 million pursuant to certain commitments from existing investors to resell shares to us.

Contractual Obligations and Known Future Cash Requirements

Contractual Obligations

          Set forth below is information concerning our known contractual obligations at September 30, 2013 that are fixed and determinable.

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(in thousands)
Contingent consideration liability(1)	$1,386	$1,386	—	—	—
Credit facility(2)	5,132	5,132	—	—	—
Sponsorship marketing agreements(3)	1,600	800	800	—	—
Operating Leases(4)	15,167	2,497	5,005	4,049	3,616

Total	$23,285	$9,815	$5,805	$4,049	$3,616

(1)
In conjunction with an acquisition made in September 2011, we agreed to pay a contingent consideration of up to $1.9 million. We expect that this consideration will paid in full at December 2013, and at September 30, 2013 we have made payments totaling $0.5 million.

(2)
Credit facility includes principal amount and expected interest due under our Credit Facility as described in Note 9 of our consolidated financial statements appearing elsewhere in this prospectus.

(3)
Future commitments associated with our marketing sponsorship agreements.

(4)
Operating leases include total future minimum rent payments under non-cancelable operating lease agreements as described in Note 10 of our consolidated financial statements appearing elsewhere in this prospectus.

          Not included in the table above are cash bonus payments totaling $2.9 million due to certain of our executives upon the event of an IPO pursuant to their employment agreements. See "Executive Compensation — Executive Employment Arrangements" for more information about these arrangements.

Off-Balance Sheet Arrangements

          We do not engage in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, as part of our ongoing business. Accordingly, our operating results, financial condition and cash flows are not subject to off-balance sheet risks.

Quantitative and Qualitative Disclosures about Market Risk

          Market risk represents the risk of loss that may affect our financial position due to adverse changes in financial market prices and rates. We are exposed to market risks related to changes in interest rates.

Interest Rate Risk

          We had cash and cash equivalents of $16.2 million at September 30, 2013, which consists entirely of bank deposits. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. We also had total outstanding debt of $5.0 million at September 30, 2013 which is all due within 12 months. Amounts outstanding under our Credit Facility carry variable interest rates ranging from the prime rate to the prime rate plus 1.75%. At September 30, 2013, the applicable prime rate was 3.25%.

          We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Although our Credit Facility has a variable interest rate, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

          We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates.

Critical Accounting Policies and Estimates

          Our consolidated financial statements are prepared in accordance with U.S generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions on an ongoing basis and that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

          We believe that the assumptions and estimates associated with revenue recognition, sales allowances and allowances for doubtful accounts, the fair value of assets and liabilities assumed in business combinations, the recoverability of goodwill and long-lived assets, valuation allowances with respect to deferred tax assets, useful lives associated with property and equipment and intangible assets, the expensing and capitalization of product development costs, contingencies and the valuation and assumptions underlying stock-based compensation and other equity instruments have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see Note 1 of our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

          We recognize revenue when all of the following criteria have been met:

  •
  Persuasive evidence of an arrangement exists.

  •
  Delivery has occurred or services have been rendered.

  •
  The fees are fixed or determinable.

  •
  Collectability is reasonably assured. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

          Deferred revenue is recognized on the accompanying consolidated balance sheets when payments are received in advance of us meeting all of the revenue recognition criteria described above.

          Revenue is recognized net of estimated sales allowances. We establish sales allowances at the time of revenue recognition based on our history of adjustments and credits provided to our network of dealers. Sales allowances relate primarily to adjustments and credits made based on a reconciliation of units identified by us through our sales matching process to dealer reported sales. For example, dealer reported sales may differ in certain instances from unit data as identified by us if there are difficulties in reconciling the specific identity of the purchaser of the vehicle. In addition, there are certain instances where a dealer claims that a customer was previously identified by the dealer from a source other than us and a credit is requested. In assessing the adequacy of the sales allowance, we evaluate our history of adjustments and credits made through the date of the issuance of our financial statements. The estimated sales adjustments and credits and ultimate losses, may vary from actual results, which could be material to the financial statements, however, to date, actual sales allowances have been materially consistent with our estimates.

Transaction Revenue

          We recognize revenue for fee arrangements based on a per vehicle basis when the vehicle sale has occurred between the automotive buying website program user and dealer. We receive information regarding vehicle sales from a variety of data sources, including third party data aggregators, dealers and dealer groups, loan and insurance files provided by our affinity group marketing partners and other publicly available sources and use this sales data to identify whether a sale has occurred between an automotive buying website program user and a dealer. Actual unit data is reported on a daily basis, generally between one and 14 days following the date of sale, and we use this data to achieve an appropriate revenue cut-off at the end of a reporting period.

          Subscription fee arrangements with certain dealers in our network of TrueCar Certified Dealers provide for the payment by the dealer of a subscription fee based on a specific number of vehicle sales or consumer introductions, or leads, expected to be generated from the automotive buying website program over the subscription period. The subscription fee is subject to adjustment for any shortfall of sales or introductions generated. For these arrangements, we recognize revenue based on the lesser of (i) the actual number of sales generated or leads delivered through the automotive buying website program during the subscription period multiplied by the contracted cost per sale/lead or (ii) the straight-line of the subscription fee over the period over which the services are delivered. For subscription arrangements where the fees are not subject to adjustment based on leads or vehicle sales, we recognize the fees as revenue over the subscription period on a straight line basis which corresponds to the period that we are providing the dealer access to the automotive buying website program.

          In addition, some automobile manufacturers promote the sale of their vehicles through the offering of additional consumer incentives to members of our affinity group marketing partners. These manufacturers pay a per-vehicle fee to us for promotion of the incentive and we recognize as revenue the per-vehicle incentive fee at the time the sale of the vehicle has occurred between the Automotive Website Program user and the dealer.

Data and Other Revenue

          We also derive revenue from providing data and consulting services to the automotive and financial services industries. Additional revenue sources include lead referral fees, advertising fees earned from display advertisements on the TrueCar.com website, and data licensing fees earned for licensing certain proprietary data to third parties. We generally recognize revenue upon delivery of such services.

          Sales of data and consulting services may include multiple deliverables including sale of lease residual data, guidebooks and consulting services. We therefore recognize revenues for these arrangements in accordance with ASC 605-25, Revenue Recognition — Multiple-Element Arrangements ("ASC 605-25"). ASC 605-25 was updated by Accounting Standards Update ("ASU") 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements — a Consensus of the Emerging Issues Task Force ("ASU 2009-13").

          For multiple deliverable revenue arrangements, we first assess whether each deliverable has value to the customer on a standalone basis and performance is considered probable and substantially in our control. Data and consulting services are sold both on a standalone basis and as part of multiple deliverable arrangements. Accordingly, the services have standalone value to the customer. Based on that standalone value of the deliverables, we allocate our revenues among the separate deliverables in the arrangement using the relative selling price method hierarchy established in ASU 2009-13. This hierarchy requires the selling price of each deliverable in a multiple deliverable revenue arrangement to be based on, in descending order: (i) vendor-specific objective evidence, or VSOE, (ii) third-party evidence of selling price, or TPE, or (iii) management's best estimated selling price, or BESP.

          We have not established VSOE or TPE for our data and consulting services because the deliverables are not sold separately within a sufficiently narrow price range or third party pricing for comparable services is not available; therefore, we apply judgment to determine BESP. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis. The determination of BESP requires us to make significant estimates and judgments and we consider numerous factors in this determination, including the nature of the deliverables, market conditions and our competitive landscape, internal costs, and our pricing and discounting practices associated with actual transactions. We update our estimates of BESP on a periodic basis as events and as circumstances may require.

          Revenue from the sale of lease residual value data and guidebooks is recognized in the period that the data or report is delivered. Revenue in connection with consulting services is recognized in the period the report is completed and delivered to the customer.

Allowances for Doubtful Accounts

          We determine our allowance for doubtful accounts based on our historical write-off experience and when specific circumstances make it likely that recovery will not occur. We review the allowance for doubtful accounts periodically and assesses the aging of account balances, with an emphasis on those that are past due over ninety days. Account balances are charged off against the allowance when we determine that it is probable the receivable will not be recovered.

Business Combinations

          The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

          We perform valuations of assets acquired and liabilities assumed for an acquisition and allocate the purchase price to the respective net tangible and intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows and discount rates. We engage the assistance of valuation specialists in arriving at fair value measurements in connection with fair values of assets and liabilities assumed in a business combination.

          Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in our consolidated statement of comprehensive loss.

Goodwill

          Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible assets acquired in our business combinations. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances which could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

          We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if we conclude otherwise, then we are required to perform the first of a two-step impairment test. Alternatively, we may elect to proceed directly to the the first of a two-step impairment test and bypass the qualitative assessment.

          The first step involves comparing the estimated fair value of a reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then the carrying amount of the goodwill is compared with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. We test for goodwill impairment annually at December 31. During the years ended December 31, 2011 and 2012, there were no impairment charges recorded on our goodwill. We performed a qualitative goodwill assessment as of December 31, 2012 and concluded there was no impairment based on a number of factors considered, including the favorable results of our timely response to dealer and regulatory developments in the first half of 2012 and improvement in key operating metrics over the latter half of the year, valuation analysis performed in the determination of the fair value of our common stock in connection with the granting of stock-based compensation awards during 2012, our valuation as implied by the issuance of convertible notes payable in April 2012, overall improvement in the strength of the automotive industry and general economy, and continued execution against our overall strategic objectives. The fair value of reporting units which include goodwill exceeded their carrying value by a significant margin during each reporting period. During the nine months ended September 30, 2013 there were no triggering events which would result in impairment related to our goodwill.

Impairment of Long-Lived Assets

          We assess the impairment of long-lived assets, consisting primarily of property and equipment and intangible assets resulting from business combinations, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. When measuring the recoverability of these assets, we make assumptions regarding our estimated future cash flows expected to be generated by the assets. If our estimates or related assumptions change in the future, we may be required to impair these assets. We have not recognized any impairment of long-lived assets to date.

Software and Website Development Costs

          Costs incurred in the preliminary project and post-implementation stages of development and maintenance of our platform are expensed as incurred. Certain costs incurred in the application development stage of a new product or projects to provide significant additional functionality to existing products are capitalized if certain criteria are met. Maintenance and enhancement costs are typically expensed as incurred. Such costs are amortized on a straight-line basis over the estimated useful lives of the related assets, which was estimated to be three years. Amortization expense is included in depreciation and amortization in the statements of comprehensive loss.

Stock-Based Compensation

          We recognize stock-based compensation expense for stock-based compensation awards granted to our employees, consultants and other service providers that can be settled in shares of our common stock. For a further description of our benefit plans and compensatory arrangements with our named executive officers, see the section titled "Executive Compensation — Benefit Plans."

          Compensation expense for stock-based compensation awards granted is based on the grant date fair value estimate for each award as determined by our board of directors or the compensation committee of our board of directors. We recognize these compensation costs on a straight-line basis over the requisite service period of the award, which is generally four years. As stock-based compensation expense recognized is based on awards ultimately expected to vest, such expense is reduced for estimated forfeitures. Stock-based compensation expense for the years ended December 31, 2011 and 2012 was $6.2 million and $10.3 million, and for the nine months ended September 30, 2012 and 2013 was $8.5 million and $5.6 million, respectively.

          At September 30, 2013 there was approximately $12.8 million of unrecognized stock-based compensation expense related to non-vested stock-based compensation awards that we expect to be recognized over a weighted average vesting period of 2.6 years.

          We estimate the fair value of stock-based compensation awards at the date of grant applying the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and are freely transferable. The fair values generated by the model may not be indicative of the actual fair values of our awards as it does not consider other factors important to those share-based payment awards, such as continued employment, periodic vesting requirements and limited transferability. The fair value of awards granted during the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013 was calculated using the following weighted average assumptions:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Risk-free interest rate	2.04%	0.96%	0.96%	1.10%
Expected term (years)	6.01	6.00	5.96	6.07
Expected volatility	48%	60%	59%	63%
Dividend yield	—	—	—	—

          The Black-Scholes option-pricing model requires the use of highly subjective assumptions, including the expected term and the price volatility of the underlying stock, which are key inputs in the determination of the fair value of stock-based awards. These assumptions include:

  •
  Risk-free interest rate.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the options;

  •
  Expected term.  The expected term represents the period that the stock-based compensation awards are expected to be outstanding. We estimate the expected term of the options based historical data on our employee exercises and post-vesting employment termination behavior taking into account the contractual life of the options;

  •
  Expected volatility.  The expected volatility is derived from the historical stock volatilities of several comparable publicly listed peers over a period approximately equal to the expected term of the options. We use this method because we have limited information on the volatility of our common stock since we have no trading history. When making the selections of our comparable industry peers to be used in the volatility calculation, we considered the size, operational and economic similarities to our principal business operations; and

  •
  Dividend yield.  The expected dividend yield is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

          In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based upon an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in our financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

          We will continue to use judgment in evaluating the expected volatility, expected terms, and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected term, and forfeiture rate assumptions, which could materially impact our future stock-based compensation expense.

          We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations under the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management. Our board of directors is comprised of employee and non-employee directors with significant experience investing in and operating companies in the automobile, insurance and technology industries. As such, we believe that our board of directors has the relevant experience and expertise to determine the fair market value of our common stock on each respective grant date. Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the fair value of our common stock including:

  •
  valuations performed by unrelated third party specialists;

  •
  actual operating and financial performance;

  •
  present value of forecasted future cash flows;

  •
  more recently, the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

  •
  illiquidity of stock-based awards involving securities in a private company such as ours;

  •
  experience of our management team;

  •
  market multiples of comparable companies in our industry;

  •
  our stage of development;

  •
  industry information such as market size and growth and our competitive position in the market;

  •
  sales and purchases of our preferred stock and common stock; and

  •
  macroeconomic conditions.

          The independent valuations performed by unrelated third-party specialists were just one factor used by our board of directors to assist with the valuation of the common stock and our management and board of directors have assumed full responsibility for the estimates. Our board of directors generally utilized the fair values of the common stock derived in the third-party valuations in determining the exercise price for options granted.

          In valuing our common stock, our board of directors considered two valuation approaches to determine the equity value of our business for valuations prior to August 2013, an income approach and a market approach. In valuing our common stock at August 31, 2013 and subsequently, a probability weighted expected return model, or PWERM, was utilized. Each of these valuation approaches is described more fully below.

          The income approach estimates the fair value of a company based on the present value of our forecast cash flows and our residual value beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in our achieving these estimated cash flows. The discount rates used in our valuation were based primarily on benchmark venture capital studies of discount rates for other companies in our stage of development, considered along with industry based weighted average cost of capital rates. Other significant inputs of the income approach (in addition to our estimated future cash flows themselves) include but are not limited to assumed working capital requirements, the long-term growth rate assumed in the residual value and normalized long-term operating margin.

          The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business. More specifically, we selected our comparable publicly traded companies by analyzing various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, the availability of adequate financial data, and whether or not they had an actively traded stock price. We deemed multiples of revenue to be the most relevant in our industry as we are still in a relatively high growth phase, and thus have not reached normalized profitability or generated positive historical profit thus making the application of profit based multiples not possible or less reliable.

          The PWERM approach estimates the fair value of a company based upon an analysis of future values for the enterprise assuming various possible outcomes. The estimated fair value of our common stock value is based on the probability weighted present value of expected future returns considering likely future scenarios available to the enterprise. Applying a PWERM approach results in a fair value of our common stock on a fully marketable basis. A marketability discount based upon empirical evidence from sources incorporating studies of companies similar to ours is then applied, yielding a fair value of common stock on a non-marketable basis.

          The following table summarizes information for all stock awards since July 1, 2012:

Grant Date	Number of Shares Underlying Award	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
August 31, 2012	1,638,000	$5.33	$5.33
November 28, 2012	273,500	$5.33	$5.33
February 22, 2013	1,716,484	$5.28	$5.28
May 2, 2013	1,023,245	$5.28	$5.28
June 6, 2013	463,385	$5.28	$5.28
June 26, 2013	271,315	$5.28	$5.28
October 16, 2013	950,250	$5.92	$5.92
October 22, 2013	2,700,310	$5.92	$5.92
November 21, 2013	566,172	$5.93	$5.93

          No single event caused the valuation of our common stock to increase through December 2013. Instead, a combination of the following factors led to the changes in the fair value of the underlying common stock as determined by our board of directors. The increase was primarily attributable to business developments during this intervening period. Specifically, the number of approved sales, monthly unique visitors, TrueCar Certified Dealers in our network, affinity group marketing partners, and revenue were increasing during this period and we achieved positive Adjusted EBITDA for each of the second and third quarters of 2013. In addition to the increase as a result of business developments, the increase was a result of our progress towards an initial public offering, including discussions with prospective underwriters and an organizational meeting in October 2013. In addition, the global economies as well as the stock markets, including the market for initial public offerings, improved through the second half of 2013. We also took into consideration the sale of Series A Preferred Stock and common stock warrants to new investors in November 2013 at a price per share of $7.00.

          To assist our board of directors with the determinations of the exercise price for our stock options and the fair value of the common stock underlying the options, we obtained third-party valuations of our common stock at June 30, 2012, December 31, 2012, August 31, 2013, and November 15, 2013. An analysis of our valuations and determinations of the exercise price and the fair value of the underlying common stock for our stock-based awards granted on or between the respective valuation dates are discussed further below.

          August and November 2012 Grants.    We obtained an independent third-party valuation of our common stock at June 30, 2012. This valuation applied both an income approach and a market approach and weighted each of these valuation approaches at 50% of the overall valuation. The income approach utilized a five-year cash flow forecast as the primary method for determining our enterprise value and applied a discount rate of 55.0%. This discount rate was based upon benchmark venture capital studies of required rates of return for investment in companies at similar stages of development as well as an analysis of weighted average costs of capital of comparable companies using a capital asset pricing model. The market approach was developed by applying revenue market multiples of comparable companies to our forecast revenue for each of 2012 with a 25% weighting, 2013 with a 50% weighting, and 2014 with a 25% weighting.

          After a consideration of this valuation, our board of directors determined the fair value of our common stock to be $5.33 per share at each of August 31, 2012 and November 28, 2012 and granted stock options with an exercise price of $5.33 per share at each of these dates. In connection with each such determination, our board of directors determined that there were no material changes in our business since June 30, 2012, or in the assumptions upon which the valuation was based, that affected the fair value of our common stock.

          February, May and June 2013 Grants.    We obtained an independent third-party valuation of our common stock at December 31, 2012. This valuation applied both an income approach and a market approach and weighted each of these valuation approaches at 50% of the overall valuation. The income approach utilized a five-year cash flow forecasted as the primary method for determining our enterprise value and applied a discount rate of 35.0%. The discount rate was reduced from the prior valuation to reflect the adjusted risk associated with our revised lower cash flow forecast, which considered the full year loss incurred during 2012 and a revision of our outlook for future periods. The market approach was developed by applying revenue market multiples of comparable companies to our forecast revenue for each of 2013 with a 25% weighting, 2014 with a 50% weighting, and 2015 with a 25% weighting.

          After a consideration of this valuation, our board of directors determined the fair value of our common stock to be $5.28 per share at each of February 22, 2013, May 2, 2013 and June 6, 2013 and granted stock options with an exercise price of $5.28 per share at each of these dates. In connection with each such determination, our board of directors determined that there were no material changes in our business since December 31, 2012, or in the assumptions upon which the valuation was based, that affected the fair value of our common stock.

          October 2013 Grants.    We obtained an independent third-party valuation of our common stock at August 31, 2013. Given our continued growth and improving operational metrics, the probability weighted expected return method, or PWERM, was utilized as the most appropriate method for valuing our common stock at that time. In applying the PWERM, a 40% probability was placed on the likelihood of an initial public offering within year 1, a 15% probability was placed on the likelihood of an initial public offering in year 2, a 10% probability was placed on the likelihood of a sale, a 5% probability was placed on the likelihood of a dissolution, and a 30% probability was placed on the likelihood of our continuing as a private company. The fair value was then discounted for lack of marketability by 20%. The increase in the value from the December 31, 2012 valuation principally reflected our business outlook for the balance of 2013 and for 2014. In addition, the increase was a result of our progress towards an initial public offering, including discussions with prospective underwriters and an organizational meeting in October 2013.

          After a consideration of this valuation, our board of directors determined the fair value of our common stock to be $5.92 per share at October 16, 2013 and granted stock options with an exercise price of $5.92 per share at this date. In connection with such determination, our board of directors determined that there were no material changes in our business since August 31, 2013, or in the assumptions upon which the valuation was based, that affected the fair value of our common stock.

          November 2013 Grants.    We obtained an independent third-party valuation of our common stock at November 15, 2013. Given our continued growth and improving operational metrics, the PWERM was utilized as the most appropriate method for valuing our common stock at that time. In applying the PWERM, a 50% probability was placed on the likelihood of an initial public offering within year 1, a 15% probability was placed on the likelihood of an initial public offering in year 2, a 5% probability was placed on the likelihood of a sale, a 2.5% probability was placed on the likelihood of a dissolution, and a 27.5% probability was placed on the likelihood of our continuing as a private company. The fair value was then discounted for lack of marketability by 20%. The small increase in the value from the prior valuation was primarily due to a 10% increase of the likelihood of an initial public offering in year 1, driven by continued progress towards an initial public offering based on activities with our underwriters. This increase in value was primarily offset by expected dilution of our common stock due to our sale of an aggregate of 4,285,715 shares of Series A Preferred Stock in a private placement at a price of $7.00 per share on November 22, 2013. The Series A Preferred Stock price of $7.00 per share received from new investors was also utilized as an objective data point in assessing the reasonableness of the fair value of our common stock in November 2013, including consideration of preferred stock preferences not available to holders of our common stock and common stock warrant coverage received by purchasers of the Series A Preferred Stock. See Note 17 of the financial statements included elsewhere in this prospectus for further information related to the private placement.

          After a consideration of this valuation, our board of directors determined the fair value of our common stock to be $5.93 per share at November 21, 2013 and granted stock options with an exercise price of $5.93 per share. In connection with such determination, our board of directors considered our continued operational performance, the increased likelihood of an initial public offering and the change in our capital structure.

Income Taxes

          We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when such assets and liabilities are recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date. We determine deferred tax assets including net operating losses and liabilities, based on temporary differences between the book and tax bases of assets and liabilities. A valuation allowance is established to reduce net deferred tax assets to amounts that are more likely than not to be realized. We consider all available evidence, both positive and negative, in assessing the need for a valuation allowance. We have a full valuation allowance, and have concluded, based on the weight of all available evidence, that it is more likely than not that our net deferred tax assets will not be realized, primarily due to our historical net operating losses.

          We utilize a two-step approach for evaluating uncertain tax positions. Step one, recognition, requires us to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered "more likely than not" to be sustained, no benefits of the position are recognized. If we determine that a position is "more likely than not" to be sustained, then we proceed to step two, measurement, which is based on the largest amount of benefit which is more likely than not to be realized on effective settlement. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and financial reporting purposes. If actual results differ from our estimates, our net operating loss and credit carryforwards could be materially impacted.

Recent Accounting Pronouncements

          Under the Jumpstart Our Business Startups Act, or the JOBS Act, we meet the definition of an "emerging growth company." We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non- emerging growth companies.

          In July 2013, the FASB issued an accounting standards update clarifying that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain circumstances. The standards update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance is not expected to have any impact on our consolidated financial statements.

BUSINESS

Overview

          Our mission is to transform the car-buying experience for consumers and the way that dealers attract customers and sell cars. We have established an intelligent, data-driven online platform operating on a common technology infrastructure, powered by proprietary data and analytics. We operate our company-branded platform on our TrueCar.com website. In addition, we customize and operate our platform for affinity group marketing partners, such as USAA and Consumer Reports, financial institutions, and other large enterprises such as Boeing and Verizon. We enable users to obtain market-based pricing data on new and used cars, and to connect with our network of TrueCar Certified Dealers.

          We benefit consumers by providing information related to what others have paid for a make and model of car in their area and, where available, estimated prices for that make and model of car, which we refer to as upfront pricing information, from our network of TrueCar Certified Dealers. This upfront pricing information generally includes guaranteed savings off MSRP which the consumer may then take to the dealer in the form of a Guaranteed Savings Certificate and apply toward the purchase of the specified make and model of car. We benefit our network of TrueCar Certified Dealers by enabling them to attract these informed, in-market consumers in a cost-effective, accountable manner, which we believe helps them to sell more cars.

          We are currently focused primarily on new car transactions. In the future, we intend to introduce additional products and services designed to improve the car-buying and car-ownership experience. For example, we are developing TrueTrade to provide users with an estimated daily market value for their existing cars and a guaranteed trade-in price. In addition, we are developing TrueLoan and TrueLease to provide users with a more convenient way to finance their cars at TrueCar Certified Dealers. We are also in the process of launching a number of new services for our dealers designed to enable them to make better informed inventory management and pricing decisions and to close transactions more efficiently.

          Our network of over 7,000 TrueCar Certified Dealers consists primarily of new car franchises, representing all major makes of cars, as well as independent dealers. TrueCar Certified Dealers operate in all 50 states and the District of Columbia. We estimate that users of our platform purchasing cars from TrueCar Certified Dealers accounted for 1.9% of all new car sales in the United States for the nine months ended September 30, 2013. Since our founding in 2005, TrueCar users have purchased over 1.1 million cars from TrueCar Certified Dealers, including 285,984 during the nine months ended September 30, 2013.

          During the nine months ended September 30, 2013, we generated revenues of $93.8 million, 88% of which consisted of transaction revenues. Transaction revenues primarily consist of fees paid to us by our network of TrueCar Certified Dealers under our pay-for-performance business model where we generally earn a fee only when a TrueCar user purchases a car from them. The remaining 12% of our revenues were derived primarily from the sale of data and consulting services to the automotive and financial services industries.

Industry Overview and Market Opportunity

Large, fragmented and competitive automobile retail market

          The automotive sector is one of the largest segments of the U.S. economy. There were 15.5 million new cars sold in the United States in 2013 for a total retail value of approximately $500 billion, based on information published by BEA and NADA. According to Automotive News, at January 1, 2013, there were over 31,000 franchised new car dealerships in the United States, which is defined to be a dealer that has an agreement with a specific car manufacturer to sell that brand's new and certified pre-owned cars. The number of franchise dealers is calculated by counting the number of new car brands sold by dealers at their locations. In 2012, the largest automotive dealer group accounted for only 1.9% of new vehicle sales, and the top ten dealer groups accounted in the aggregate for only 8.2% of new vehicle sales, according to Automotive News.

Large and evolving automotive marketing spend

          According to Borrell Associates, total new vehicle related advertising spend in print, broadcast, radio, Internet and other channels was expected to total $26.3 billion in 2013. This forecast consisted of $11.0 billion from automotive manufacturers, $8.2 billion from dealers, $5.8 billion from cooperative advertising between automotive manufacturers and dealers and $1.3 billion from dealer associations.

          The Internet has become an increasingly influential medium in the consumer's research and shopping process for automobiles. According to a study by R.L. Polk & Co., or Polk, new and used car buyers cited the Internet as the initial source of information in their buying process greater than 15 times more frequently than any other media source. Manufacturers and dealers are responding to this shift in consumer behavior by reallocating marketing budgets from traditional media sources to the Internet. According to NADA, the average percentage of a dealer's marketing budget devoted to Internet advertising exceeded 25% in 2012, a five-fold increase from the reported percentage in 2002.

          Online car research has been an evolution of offline brochures, reviews and other sales information moved to Internet delivery. Online car shopping has consisted mostly of listings that resemble the print classifieds. Automotive content and listings sites publish automotive content and reviews and also aggregate new and used car inventory listings from dealers and private sellers. Car sellers subscribe in order to list their new and used car inventory and the sites also generate revenue through lead generation. Under this model, the sites aggregate traffic and monetize that traffic both by selling ads to advertisers that want to reach an automotive-focused audience and by providing the names and contact information of visitors of those sites to dealers. These sites generally present information about automobiles available for sale and MSRP but lack comprehensive market pricing data and do not provide upfront pricing information and guaranteed savings off MSRP from dealers. Moreover, they typically do not tie their economics to the successful completion of transactions, which makes it difficult to measure the success of these marketing efforts.

Challenges for the consumer

          Consumers consistently describe their purchase of a car to be a frustrating and stressful experience. These consumers face a number of complex issues when buying a car, including obtaining market pricing information with respect to the car they want to buy and negotiating a transaction. Historically, buyers had to engage in a prolonged negotiating process in order to obtain pricing information, often consisting of multiple trips to a dealer or dealers. Today, while consumers have a number of available information sources that provide pricing data, these alternatives generally do not have information on what others actually paid for a car. As a result, consumers still lack the market data and upfront pricing information that might shorten the negotiation with the dealer and lead to a successful transaction.

Challenges for the dealer

          Automobile dealers operate in a highly competitive market in which access to customers and informed vehicle pricing are essential to dealer profitability. According to NADA, from 2002 to 2012 the average gross margin for automobile dealers on new car sales decreased from 5.6% to 4.2%.

Overall dealer profitability is closely tied to the volume of new car sales as those sales can lead to higher-margin offerings for the dealer such as trade-ins, financing, maintenance and service, and accessories. In addition, dealers can earn financial incentives and improved vehicle allocation from manufacturers based on their volume of new car sales.

          Automobile dealers are increasingly shifting from reliance on their physical location and offline media and turning to the Internet to attract customers and broaden their reach. According to J.D. Power and Associates, nearly 80% of new car buyers use the Internet to research their vehicle purchase, and this shift means that automobile dealers must adapt their marketing for these customers. The overall industry average advertising expense per new car across all forms of media was $621 in 2012, according to NADA. In addition to high marketing costs, lack of empirical data on pricing at the local level may cause dealers to lose transactions by overpricing compared to the market or to lose margin in other cases by underpricing. As a result of these challenges, automobile dealers are looking for ways to attract informed, in-market consumers in a cost-effective and accountable manner and effectively price their vehicle inventory to achieve their sales goals.

Our Solution

          We are enhancing the car-buying experience for consumers and improving the way that dealers attract customers and sell cars. We have established an intelligent, data-driven online platform operating on a common technology infrastructure, powered by proprietary data and analytics. We operate our company-branded platform via our TrueCar.com website. In addition, we customize and operate our platform for affinity group marketing partners, such as USAA and Consumer Reports, financial institutions, and other large enterprises such as Boeing and Verizon. We enable users to obtain market-based pricing data on new and used cars, and to connect with our network of TrueCar Certified Dealers. We believe the combination of transparent market data, upfront pricing information and guaranteed savings off MSRP benefits both consumers and dealers, resulting in more transactions by users of our platform.

Why consumers choose TrueCar

          We believe consumers choose TrueCar.com and our affinity group marketing partner websites to simplify the car-buying process and to achieve confidence in the price they receive for a car. We present relevant market data to consumers, including information about pricing for specific makes and models of cars in their area. We provide access to our platform and its data at no cost to the consumer. By providing transparent market pricing information and access to our network of TrueCar Certified Dealers, we seek to eliminate the hassles of the car-buying experience. Since our founding, TrueCar users have purchased over 1.1 million cars from TrueCar Certified Dealers.

          We believe that consumers choose TrueCar primarily for the following reasons:

          Upfront pricing information.    We access a broad array of transaction data to provide customers with relevant pricing information on every major make and model of new car sold in the U.S. In most instances, we then present the consumer with the TrueCar Curve, a graphical distribution of what others paid for the same make and model of car. Within this distribution, we include the factory invoice for the car, the MSRP, and the average price paid for that car in the consumer's local market. We also generally provide the consumer with an Estimated TrueCar Dealer Price based on data provided by TrueCar Certified Dealers in their area. We believe the Estimated TrueCar Dealer Price provides the consumer with the ability to determine the amount they are likely to pay for a specific make and model of car in their local area, all before deciding to be contacted by a dealer.

          Quality of service of our network of TrueCar Certified Dealers.    We strive to provide consumers with a superior car-buying experience through our network of TrueCar Certified Dealers. To become a TrueCar Certified Dealer, dealers must agree to adhere to certain conditions, including providing upfront pricing information and guaranteed savings off MSRP, where available. Further, we provide ongoing training and hold dealers accountable to specific customer service standards. Our network of over 7,000 TrueCar Certified Dealers consists primarily of new car franchises, representing all major makes of cars, as well as independent dealers. TrueCar Certified Dealers operate in all 50 states and the District of Columbia.

          Price confidence.    Our users generally receive up to three Guaranteed Savings Certificates, which provide a guaranteed savings off MSRP on the user's specified make and model of car. Our platform allows the user to compare relevant market data for their specified make and model of car with the guaranteed savings from MSRP identified in these certificates. Our user experience allows consumers to communicate directly with specific TrueCar Certified Dealers based on algorithms that weigh several factors, including proximity of the dealer to the consumer, vehicle selection, price and consumer experience scores. Our platform allows consumers to compare these certificates with the relevant market data for a specific make and model of car.

          We believe that the combination of upfront pricing information and guaranteed savings off MSRP simplifies the transaction process and leads to a better car-buying experience for consumers who use TrueCar, typically resulting in significant savings. For the three months ended September 30, 2013, TrueCar users paid, on average, approximately $3,000 less than MSRP.

Why dealers use TrueCar

          We believe dealers use TrueCar to attract informed, in-market consumers in a cost-effective and accountable manner, efficiently price their inventory and sell more cars.

          We provide automobile dealers the opportunity to offer upfront pricing information and Guaranteed Savings Certificates to a large and targeted audience of in-market consumers. We believe that transparent pricing information also significantly increases the trust between dealers and car buyers, which helps dealers increase volume and reduce customer acquisition costs. We also provide market data and analysis to dealers, helping them make more informed inventory management and pricing decisions.

          Under our pay-for-performance business model, we generally earn a fee only when a consumer purchases a car, providing dealers with an accountable marketing channel. We typically charge TrueCar Certified Dealers $299 upon the sale of a new car to a TrueCar user. In 2012, the overall industry average advertising expense per new car across all forms of media was $621, according to NADA. By helping dealers better target their acquisition efforts to in-market consumers using our platform, we believe that dealers can improve their close rates, which results in other operating cost efficiencies such as savings on selling expenses and inventory carrying costs. We also believe that those dealers may then capture additional higher-margin maintenance and service, financing and other revenue streams while increasing the probability of earning volume-based incentives offered by manufacturers.

Why affinity groups partner with TrueCar

          For many of our affinity group marketing partners, offering a car-buying service is a valuable benefit for their members, but it is not a service that they can easily provide themselves. Building and operating a car-buying service is complex, costly and requires specialized technology expertise and regulatory compliance infrastructure. In addition, efficiently operating this service requires participation by a significant number of dealerships.

          These affinity group marketing partners typically offer products and services that are a component of buying and owning a car, such as automotive financing and insurance. Our program has particular value to these partners as the purchase of a car by one of their members is frequently accompanied by additional consideration of the partner's core products and services. For example, many USAA members who purchase a car from a TrueCar Certified Dealer finance and insure that car with USAA.

          As a result, these affinity group marketing partners conduct rigorous selection processes to provide this service to their members. We typically enter into multi-year exclusive agreements with affinity group partners, which includes payment of marketing fees, and offer our platform through their websites to their members.

          Affinity groups partner with TrueCar to extend our platform to their members under their own brands. We generally provide members of these groups with access to the same benefits of our TrueCar.com website with the added recognition of their affinity membership, and other benefits such as improved financing terms and manufacturer incentives. Affinity partners also solicit feedback from their members on an ongoing basis and we use this feedback to improve our services.

          We also offer car-buying programs as an employee benefit directly to corporate customers, such as Boeing and Verizon, and, indirectly, through employee benefit program administrators, to customers such as Disney and Walmart.

Why automobile manufacturers use TrueCar

          Automobile manufacturers, such as Mercedes-Benz, Chrysler, BMW and General Motors, use TrueCar to offer targeted incentives to consumers. This allows manufacturers to focus their customer acquisition efforts through a direct and accountable marketing channel. These incentives provide additional savings for consumers when they purchase the brand of vehicle offering the targeted incentive from any dealer. The ability to offer these incentives enables manufacturers to reach consumers that might otherwise purchase a car from a competing manufacturer. Generally, these manufacturers pay a per-vehicle fee to us for this service.

Our value to the broader automotive market

          We believe the broader automotive market benefits from the availability of transparent data. For example, we forecast data on residual values of cars and provide this information on a subscription and consultative basis. Leasing companies and manufacturers use this data to set lease rates. We believe that our platform will enable us to offer additional products and services in the future that will benefit additional participants in this market, including insurance companies and lenders.

The future of the TrueCar solution

          In the future, we intend to introduce additional products and services to improve the car-buying and car-ownership experience. For example, we are developing TrueTrade to provide users with an estimated daily market value for their existing cars and a guaranteed trade-in price. In addition, we are developing TrueLoan and TrueLease to provide users with a more convenient way to finance their cars at TrueCar Certified Dealers. We are also in the process of launching a number of new products and services for our dealers designed to enable them to make better informed inventory management and pricing decisions and to close transactions more efficiently.

 Our Strengths

          We believe that our platform offers a superior car-buying experience for our users and TrueCar Certified Dealers. Our strengths include:

Accountable business model operating at scale with powerful network effects

          We operate a pay-for-performance business model that allows in-market car buyers to interact with our network of TrueCar Certified Dealers. In the first nine months of 2013, consumers using our platform purchased 285,984 vehicles from our network of TrueCar Certified Dealers. In addition, our platform is adaptable on a state-by-state basis in response to the local regulatory environment. As the number of vehicles purchased by our users from our network of TrueCar Certified Dealers continues to grow, we believe the platform will become increasingly attractive to high-quality automobile dealers. The addition of strategically selected, reputable dealers in turn allows us to improve coverage by brand and market and enhance our offering for the consumer. Similarly, as more in-market consumers utilize our platform, the incremental search, inventory and purchase information generated will increase the utility of our data and analytics platform for all participants.

Nationwide network of TrueCar Certified Dealers representing all major makes sold in the U.S.

          We have built our network of TrueCar Certified Dealers to provide broad nationwide coverage to our users. Our network of over 7,000 TrueCar Certified Dealers consists primarily of new car franchises representing all major makes of cars, as well as independent dealers. TrueCar Certified Dealers operate in all 50 states as well as the District of Columbia. At September 30, 2013, our network included dealers representing 23 of the top 25 national dealer groups. According to BEA, during the nine months ended September 30, 2013, 11.7 million new cars were sold in the United States. We estimate that 1.9% of these new car transactions were completed between our users and TrueCar Certified Dealers.

          To be a TrueCar Certified Dealer, dealers must agree to adhere to certain standards, including providing upfront pricing information and honoring the Guaranteed Savings Certificate, where available. Further, we hold dealers accountable to specific customer service standards. We also provide ongoing training to our network of TrueCar Certified Dealers designed to increase close rates and ensure a superior car-buying experience.

Robust data and proprietary analytics platform

          Our digital platform is powered by data and proprietary analytics. We synthesize historic and real-time data from a multitude of automated feeds from a wide variety of public and private sources. These sources include dealers, data aggregators, manufacturers, insurance companies, banks and auction houses, as well as our own data on consumer behavior obtained from TrueCar managed websites. This data repository contains a wide variety of information, including vehicle-specific information on automotive transactions, vehicle registration records, consumer buying patterns and behavior, demographic information, and macroeconomic data.

          Our team of statisticians and data scientists has developed complex and proprietary algorithms to transform this data into useable information that power our platform and scale as traffic increases. We present this data through our web and mobile user interfaces in an engaging and easy to understand way for consumers and dealers.

          Our platform also enables our pay-for-performance business model by identifying sales for which a dealer generally pays us a fee only when a TrueCar user purchases a car or based on other performance-based metrics.

Long-term, strategic relationships with affinity groups

          We have built long-term relationships with our affinity group marketing partners, including USAA, Consumer Reports, AAA, American Express and PenFed, for which we operate automobile buying programs. We also offer car-buying programs as an employee benefit directly to corporate customers, such as Boeing and Verizon, and, indirectly, through employee benefit program administrators, to customers such as Disney and Walmart. These relationships are generally exclusive to us and are featured prominently on the affinity group partner websites. We enhance affinity group members' car-buying experience by providing additional benefits to them, such as facilitating the distribution and promotion of targeted incentives from automobile manufacturers and special loan and financing offers. We believe that affinity group members represent an attractive audience for our network of TrueCar Certified Dealers because the affinity group or employment relationship creates a deeper level of engagement between the in-market car buyer and the TrueCar Certified Dealer.

Operations guided by insights derived from quantitative data analysis

          We access consumer, dealer and third-party data to power our platform. We view quantitative data analysis as core to our culture, operations and decision-making. We believe our quantitative analytical capabilities enable us to derive insights into consumers and dealers that help inform several of our key areas of focus. These areas include sales matching, dealer network expansion and product roadmap prioritization. Sales matching, or linking the sale of a vehicle to a TrueCar user, is the key to identifying cars bought by TrueCar users at a TrueCar Certified Dealer. We seek to selectively expand our network of TrueCar Certified Dealers to optimize coverage based on analysis of historical consumer search and shopping behavior. New products, such as our targeted incentives program, are a direct result of utilizing the insights gained from our interaction with consumers and dealers. In general, our business intelligence organization is responsible for tracking internal performance metrics, gleaning insights, and helping to improve our operations.

Visionary management team with extensive automotive expertise

          Our Founder and Chief Executive Officer, Scott Painter, is a pioneer in the online automotive industry, having founded CarsDirect, one of the industry's first successful online automotive businesses. A team of experienced senior executives, with management backgrounds at automotive manufacturers and retailers, online automotive marketing firms, state dealer associations, Internet companies and financial institutions, augments his leadership.

Growth Strategy

          We are in the early stages of pursuing our mission to transform car-buying for consumers and dealers. Key elements of our growth strategy are:

Expand the number of visitors to our platform

          In September 2013, we had approximately 3 million unique visitors to our platform. Consumers visit our platform via two major channels: our TrueCar.com website and our network of affinity group marketing partners whose online car-buying programs we manage. We intend to grow TrueCar.com website traffic by building our brand through marketing campaigns that emphasize the value of trust and transparency in the car-buying process and the benefits of transacting with TrueCar Certified Dealers. We will continue to leverage a variety of media to reach potential consumers including television and radio. We will also utilize digital acquisition strategies and social media to build our brand and drive traffic growth. We intend to grow affinity group marketing partner traffic by promoting creative marketing programs, such as subsidizing interest rates on loans, and providing other incentives from third parties that deliver a tangible economic benefit to transacting members, increasing awareness of the car-buying program among the members of our affinity group partners and adding new affinity group marketing partners that bring additional users to our platform.

Improve the user experience

          We seek to increase the number of transactions between users of our platform and TrueCar Certified Dealers through a variety of methods, including, consistently evaluating and improving our products to enhance the user experience, engaging users with relevant content about car pricing, available incentives and other benefits, while also expanding and improving the geographic coverage of our network of TrueCar Certified Dealers. In addition, we continuously seek to enhance our Dealer Certification and Training programs focused on delivering a superior consumer experience. As we continue to improve the user experience on our platform, we believe that our network of TrueCar Certified Dealers will be able to increase the likelihood of a sale to these consumers.

Expand monetization opportunities

          Over time, we intend to increase monetization opportunities by introducing additional products and services to improve the car-buying and car-ownership experience. For example, we are developing TrueTrade to provide consumers with an estimated daily market value for their existing cars and a guaranteed trade-in price. In addition, we are developing TrueLoan and TrueLease to provide users with a more convenient way to finance their cars at TrueCar Certified Dealers.

Products and Services

Consumer

          We believe consumers choose TrueCar.com and our affinity group marketing partner websites to simplify the car-buying process and to achieve confidence in the pricing information they receive for a car. We present relevant market data to consumers, including information about pricing for specific makes and models of cars in their area. We provide access to our platform and its robust data at no cost to the consumer. Consumers interface with us via our TrueCar.com and affinity group marketing partner websites.

          The following are key elements of our consumer experience:

          Market pricing data.    Through our websites and mobile applications, a consumer selects a vehicle, adds desired options and inputs a ZIP code. In most instances, we then present the consumer with the TrueCar Curve, a graphical distribution of what others paid for the same make and model of car. Within this distribution, we include MSRP, factory invoice, and average price paid for that make and model of car in the consumer's local market. We generally provide consumers with our Estimated TrueCar Dealer Price, which is based on current pricing information provided by our network of TrueCar Certified Dealers in the consumer's geographic area. This information enables the consumer to evaluate a potential price in the context of broader market data.

          Dealer interface.    If the consumer elects to move forward, she registers with TrueCar. Upon registration, the consumer is generally presented with up to three estimated prices and available guaranteed savings off MSRP from the TrueCar Certified Dealers that are displayed to the consumer, based on algorithms that weigh several factors, including proximity of the dealer to the consumer, vehicle selection, price and consumer experience scores. In addition to the estimated prices and available guaranteed savings, the consumer is provided with information about the dealers, such as distance to each dealership, any additional services offered at each dealer, and in most instances, an estimated monthly payment based on each estimated TrueCar Dealer price. At this stage, the dealers are still anonymous to the consumer and no information has been shared with the dealer about the consumer.

          Price certificate.    In most instances, after reviewing the estimated pricing and available guaranteed savings off MSRP provided by dealers, the consumer may elect to receive a Guaranteed Savings Certificate from each of the selected dealers by providing contact information to such dealers. This certificate entitles the consumer to the stated amount of guaranteed savings off MSRP for the consumer's selected make and model. While the certificate presents estimated pricing information for the consumer's configured vehicle, the certificate entitles the consumer to receive a guaranteed minimum savings amount off MSRP on any vehicle of that particular make and model that the dealer has available for sale. Consumers typically present this certificate to the dealer when consummating the purchase.

Dealer

          Our network of TrueCar Certified Dealers interfaces with our platform primarily through our Dealer Portal. The Dealer Portal enables them to assess the competitiveness of their vehicle pricing relative to their market, enter vehicle pricing, manage users, create custom detailed offers based on vehicles in stock, update their dealership profile, access online training, review invoices and assess their margin on cars they sell. Our TrueCar Certified Dealers generally must provide us access to their transaction and inventory data located in the software used to run their dealerships, commonly known as their Dealer Management System, or DMS. Our platform updates dealer records on a daily basis, ensuring this information stays current.

          Pricing tools.    The Pricing Manager provides dealers with a single interface to assess the competiveness of their vehicle pricing relative to their market and set pricing on all makes and models they offer for sale. The Sales Analyzer helps dealers better understand how their pricing for recently sold vehicles compares to the market, whether or not the customer transaction was with one of our users.

          Closing tools.    The Offer Tool helps dealers create custom detailed offers based on vehicles in stock. The Dealership Profile enables dealers to identify their selling benefits to customers, including salesperson names and pictures, dealership makes, hours of operation and website and social media links.

          Training tools.    The TrueCar Dealer Training System combines videos and interactive tests to help dealers better understand and more effectively use our various products.

Manufacturers

          We enable manufacturers to target consumers based on membership in an affinity group, demographic data and other criteria. By integrating this process into our platform, manufacturers provide consumers the ability to generate a unique coupon that can be redeemed and validated at any dealership across the country in connection with the purchase of a new car. By tracking these incentives in their own reporting systems, manufacturers can account directly for this method of reaching consumers. These manufacturers pay a per-vehicle fee to us for this service.

Used car listings

          For consumers looking to purchase a used car, we provide an aggregated listing of used vehicles in their local marketplace. These listings are consolidated from variety of sources, including our network of TrueCar Certified Dealers. In addition to displaying stated information made available by the seller about the pricing and condition of car, we provide consumers with information related to what other cars of the same make, model, year and stated condition are valued in the market. At our website, the user can contact the seller, identifying herself as a TrueCar user, to initiate communications that may ultimately result in a completed transaction.

Automotive Lease Guide

          We forecast data on residual values of cars and provide this information on a subscription and consultative basis via Automotive Lease Guide, or ALG, our wholly-owned subsidiary. Automotive manufacturers, lenders, lessors, dealers and software providers use information from ALG to determine the residual value of an automobile at given points in time in the future. These residual values are used to underwrite automotive loans and leases to determine payments by consumers. In addition, financial institutions use this information to measure exposure and risk across loan, lease and fleet portfolios.

Insurance

          We offer insurers FastTrack, a toolset that allows claims representatives to refer consumers who have experienced a total loss event, when the insurer estimates the repair cost to exceed the replacement value of the vehicle, to our car-buying program. We first introduced this service in 2008.

Sales and Marketing

Consumer marketing

          We reach consumers through our TrueCar.com website and websites we maintain for our affinity group marketing partners. Our marketing is focused on building the TrueCar brand. The key tenets of our brand are providing transparent market price information and a hassle-free car-buying experience at a TrueCar Certified Dealer. We divide our marketing spend between traditional media sources, such as television and radio, and digital media. Our consumer brand awareness efforts are aided by the fact that we are quoted in various media outlets from time to time as a recognized industry authority on automotive retail and online data forecasting.

          We also support initiatives for our affinity group marketing partners, including USAA, Consumer Reports, AAA, American Express and PenFed. These initiatives are designed to promote awareness of the organizations' car-buying programs among their memberships through a variety of media, including email, direct mail, website development, print, online advertising, Internet search engine marketing, Internet search engine optimization and social networking.

Dealer engagement and industry relations

          Our dealer sales force is responsible for managing our network of TrueCar Certified Dealers, optimizing our TrueCar Certified Dealer coverage across brands and geographies and for providing onboarding and dealer support. Our sales force helps dealers grow their businesses by regularly providing data-driven insights on inventory management and pricing.

          Our ability to understand the needs of, actively listen to, and collaborate with our network of TrueCar Certified Dealers is crucial to our success. Many of our dealer sales force employees have worked at dealerships and our dealer sales team has on average over 15 years of automotive retail experience. In response to feedback from our dealer network, in 2012 we formed an advisory panel of influential dealers to regularly meet with our senior management team to provide updates and opinions on how to improve our role in the car selling experience for dealers. In addition, we have a dedicated industry relations team, whose employees have worked at dealerships, automobile manufacturers and state dealer associations.

Competition

          The automotive retail industry is highly competitive and fragmented. Consumers use a variety of online and offline sources to research vehicle information, obtain vehicle pricing information and identify dealers. In addition, dealers use a variety of marketing channels to promote themselves to consumers.

Competition for consumer awareness

          We compete to attract consumers directly to our TrueCar.com website and mobile applications primarily on the basis of the quality of the consumer experience; the breadth, depth and accuracy of information; brand awareness and reputation.

          Our principal competitors for consumer awareness include:

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  Internet search engines and online automotive sites such as Google, AutoTrader.com, eBay Motors, Edmunds.com, KBB.com, Autobytel.com and Cars.com;

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  online sites operated by automobile manufacturers, such as General Motors and Ford;

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  membership-based car-buying services, such as the Costco Auto Program, enabling members to purchase cars from affiliated dealers at preferential terms; and

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  offline automotive classified listings, such as trade periodicals and local newspapers.

Competition for car dealer marketing spend

          We compete for a share of car dealers' overall marketing expenditures within online and offline media marketing channels. We compete primarily on the basis of the transaction-readiness of our users; the efficiency of customer acquisition as compared to alternative methods; the accountability and measurability of our service; product features, analytics and tools; and dealer support; and the size of our prospective car buyer audience. Other businesses also derive a majority of their revenue by offering consumer marketing services to dealers. These companies include listings, information, lead generation and car-buying services, and compete with us for dealer marketing spend.

          Our principal competitors for car dealer marketing spend include:

  •
  online automotive information sites such as Edmunds.com and KBB.com selling impression-based display advertising, and classified listing sites such as AutoTrader.com selling inventory-based subscription billing;

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  online lead generation sites such as Autobytel.com selling pay-per-lead advertising;

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  Internet search engines such as Google selling cost-per-click advertising; and

  •
  offline media, including newspaper, outdoor advertising, radio, television and direct mail.

Technology

          We have designed our technology infrastructure, website and products to provide consumers, dealers and other parties with the information they need to effect a successful car purchase. We deliver this information through a reliable, secure, scalable and locally-adaptable web-based information and communications platform. This platform is accessed by consumers through our TrueCar.com and affinity group marketing partner websites and by dealers through our software tools available on our Dealer Portal. Supporting each of these user interfaces are advanced systems for processing and analyzing automotive data, including features such as vehicle configurators and predictive consumer behavior modeling, as well as our proprietary matching algorithm to compare our transaction-based data sources with our record of online users for processing and billing. We use a combination of open source and licensed software running on optimized hardware, which allows for cost-effective, flexible development.

          Our data is housed in two scalable, geographically redundant data center co-location facilities in Los Angeles and Chicago. We have adopted a centralized approach to quality assurance and testing for our platform and all products aimed at enhancing consumer and dealer experiences while seeking to optimize availability, scalability, security and performance.

Intellectual Property

          We protect our intellectual property through a combination of patents, copyrights, trademarks, service marks, domain names, trade secret laws, confidentiality procedures and contractual restrictions.

          At September 30, 2013, we had five U.S. issued patents, 31 pending U.S. patent applications and 13 pending foreign patent applications. The issued and allowed patents begin expiring in September 2029 through October 2031. We intend to pursue additional patent protection to the extent we believe it would be beneficial to our competitive position.

          We have a number of registered and unregistered trademarks. We registered "TrueCar," the TrueCar logo, various TRUE marks and other marks as trademarks in the U.S. and several other jurisdictions. We also have filed trademark applications for ALG and others in the U.S. and other jurisdictions, and will pursue additional trademark registrations to the extent we believe it would be beneficial to our competitive position.

          In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors, and business partners. Our employees and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our general and product-specific terms of use on our website.

Employees

          At September 30, 2013, we had 306 full-time employees at locations in Santa Monica, Santa Barbara, Austin and San Francisco. We also engage a number of temporary employees and consultants to support our operations. None of our employees are either represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Regulatory Matters

          Various aspects of our business are or may be subject to U.S. federal and state regulation. In particular, the advertising and sale of new or used motor vehicles is highly regulated by the states in which we do business. Although we do not sell motor vehicles, the dealers from which we derive a significant portion of our revenues do sell motor vehicles. Moreover, state regulatory authorities or other third parties could take and, on some occasions, have taken the position that some of the regulations applicable to dealers or to the manner in which motor vehicles are advertised and sold generally are directly applicable to our business model. Accordingly, we have developed our products and services with a view toward appropriately managing the risk that our regulatory compliance or the regulatory compliance of the dealers in our dealer network could be challenged. If and to the extent that our products and services fail to satisfy relevant regulatory requirements, our business or our TrueCar Certified Dealers could be subject to significant civil and criminal penalties, including fines, or the award of significant damages in class action or other civil litigation, as well as orders interfering with our ability to continue providing our products and services in certain states.

          Given the regulatory environment in which we and our participating dealers operate, in designing our products and services, we have focused considerable attention on two areas of state regulation: state advertising regulations and state brokering or "bird-dogging" regulations. With respect to advertising, we believe that most of the content displayed on the websites we operate does not constitute advertising for the sale of new motor vehicles. Nevertheless, we endeavor to design the content such that it would comply insofar as practicable with state advertising regulations if and to the extent that the content is considered to be new vehicle sales advertising. With respect to state brokering or "bird-dogging" regulations, we have designed our products and services in manner that aims to avoid the applicability of those regulations.

          Our efforts to design products and services in a manner that appropriately manages the regulatory compliance risk for our business and our participating dealers are complicated by the fact that the related automotive sales and marketing laws vary from state to state, and even within a given state, are frequently susceptible to multiple interpretations. These laws were generally developed decades before the emergence of the Internet, are subject to significant revision or modification, and the manner in which they should be applied to our business model is frequently open to question. As a practical matter, state automobile dealer associations often have considerable influence over the construction of these laws by the relevant state regulatory authorities. Accordingly, in addition to our dialogues with relevant state agencies, we interface on a regular basis with representatives from automobile dealer associations in order to take their views into account as we continually update our products and services. The specific manner in which we have designed our products and services in an effort to manage state regulatory compliance concerns for us and our network of TrueCar Certified Dealers is the result of extensive analysis, which has required the investment of substantial resources that we believe represents a valuable asset of our business. We cannot assure you, however, that we will be able to successfully comply with current or future regulations to which our business may be subject.

Legal Proceedings

          From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth the names, ages and positions of our executive officers and directors as of February 12, 2014:

Name	Age	Position
Executive Officers
Scott Painter	45	Chief Executive Officer and Chairman of the Board
Michael Guthrie	48	Chief Financial Officer
Bernard Brenner	46	Executive Vice President, Business Development
Lawrence Dominique	51	Executive Vice President, Industry Solutions
Michael Dunn	55	Chief Technology Officer
Stewart Easterby	46	Executive Vice President, Operations
James Nguyen	44	Executive Vice President, Corporate and Partner Development and Secretary
Thomas Taira	43	Executive Vice President, Product
Non-Employee Directors
Abhishek Agrawal	35	Director
Todd Bradley	55	Director
Robert Buce	65	Director
Steven Dietz	50	Director
Thomas Gibson	71	Director
John Krafcik	52	Director
Victor Pascucci III	43	Director
Ion Yadigaroglu	44	Director

Executive Officers

          Scott Painter co-founded our company and has served as our Chief Executive Officer and Chairman of our board of directors since February 2005, as well as our President from April 2005 to August 2010 and Secretary from April 2005 to July 2010. Since March 2008, Mr. Painter has served as President of TrueCar.com, Inc., which was acquired by us in June 2010. Mr. Painter's other current ventures include PriceLock Inc., a provider of online energy solutions for energy buyers and sellers, which he co-founded in October 2006, and BrightHouse, Inc., a business incubator, which he co-founded in October 2007, and on which he currently serves as a member of its board of directors. Prior to joining us, Mr. Painter served as founder and chairman of Build-To-Order, Inc., an automotive company focused on modularized outsourced manufacturing of vehicles; co-founder and chairman of Direct Ventures, Inc., an Internet-driven direct sales company for high-value commodity items; founder and chairman of Advertise.com, Inc., an online advertising network and marketing company; founder and Chief Executive Officer of CarsDirect.com, Inc., an online automotive research portal and car buying service; served as an early advisor to automotive businesses, including Tesla Motors, Inc., a designer and manufacturer of electric vehicles; and founded numerous other companies, including SharesPost, Inc., an online private capital marketplace, and AUTOAccess, an electronic database of used cars for sale. Mr. Painter studied Political Science and Systems Engineering at the United States Military Academy at West Point and Economics at the University of California, Berkeley (UC Berkeley). Mr. Painter left UC Berkeley prior to graduation to sell his first auto-related start-up, AUTOAccess.

          We believe Mr. Painter is qualified to serve as a member of our board of directors because of his substantial operational and business strategy expertise gained from serving as our Chief Executive Officer and an executive officer and advisor to numerous auto-related start-ups. As one of our founders and longest serving member of our board of directors, we also value his deep understanding of our business as it has evolved over time.

          Michael Guthrie has served as our Chief Financial Officer since January 2012. Prior to joining us, Mr. Guthrie was Senior Vice President, Business Development at SharesPost, Inc., an online private capital marketplace, from January 2011 to October 2011. From February 2009 to January 2011, Mr. Guthrie served as a principal at Saful Consulting, where he advised public and private technology companies on strategic matters. From January 2007 to January 2009 Mr. Guthrie was managing director at Symphony Technology Group, LLC, a private equity firm and from October 2000 to December 2006 Mr. Guthrie was a principal in private equity firms TPG Ventures and Garnett & Helfrich Capital. Earlier in his career, Mr. Guthrie was an investment banker at Credit Suisse First Boston focused on financing and advising technology companies. Mr. Guthrie is also a Senior Advisor to Rubicon Technology Partners, a technology-focused private equity firm. Mr. Guthrie holds a B.A. in Economics from the University of Virginia and an M.B.A. from the Stanford Graduate School of Business.

          Bernard Brenner co-founded our company and has served as our Executive Vice President, Business Development since August, 2005. Mr. Brenner also served as Executive Vice President of TrueCar.com, Inc., which was acquired by us in June 2010. Prior to joining us, Mr. Brenner served as Vice President of Business Development at Carfax, Inc., a provider of vehicle history information, where he was responsible for the company's strategic partnerships with automobile manufacturers, dealer systems and online marketing partners. Earlier in his career, Mr. Brenner was Chief Executive Officer at PromiseMark, Inc., an Internet security and privacy company, which was acquired by the credit reporting agency Experian Consumer Direct. He also founded 1-800-CAR-SEARCH, a used vehicle search company for buyers and sellers, where he oversaw marketing and product development. Mr. Brenner holds an A.S. in Computer Science from the State University of New York at Farmingdale and a B.S. in Business Management from the State University of New York at Stony Brook.

          Lawrence Dominique has served as our Executive Vice President, Industry Solutions since October 2011. Mr. Dominique also serves as President of ALG, a source for automotive residual values, analytical data products, and business consulting services, and one of our wholly-owned subsidiaries, since October 2011. Prior to joining us, Mr. Dominique served as Vice President of Product Planning at Nissan North America, Inc., a vehicle manufacturer, where he oversaw product competitiveness from development through the product's lifecycle, from April 1989 to September 2011. Mr. Dominique holds a B.S. in Electrical Engineering from Lawrence Technology University.

          Michael Dunn has served as our Chief Technology Officer since May 2013. Prior to joining us, Mr. Dunn was an independent technology consultant and served as Chief Technology Officer at Hearst Interactive Media, the venture capital arm of Hearst Corporation, a diversified media and information company, from July 2003 to August 2012. Mr. Dunn currently serves on the board of directors of Ballston Spa National Bank, a community bank in New York State, and on the advisory boards of RAMP, a software-as-a-service platform, and Arkami, Inc., a password management device company. Mr. Dunn attended Ohio State University, where he studied Computer Engineering.

          Stewart Easterby has served as our Executive Vice President, Operations since June 2012 and was our Executive Vice President, Dealer Development from August 2008 to May 2012. Prior to joining us, Mr. Easterby was Vice President, Advertising Sales Operations at Yahoo! Inc., an Internet technology company, from October 2003 to April 2008. Mr. Easterby is a former U.S. Navy SEAL and holds a B.S. in Economics with a concentration in Finance from the Wharton School at the University of Pennsylvania, a B.A.S. with a concentration in Systems Engineering from the School of Engineering and Applied Science at the University of Pennsylvania, and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

          James Nguyen co-founded our company and has served as our Executive Vice President, Corporate and Partner Development since January 2012 and as our Secretary since November 2010. Mr. Nguyen was our Chief Financial Officer from September 2008 to January 2012. From March 2008 to June 2010, Mr. Nguyen served as Chief Financial Officer of TrueCar.com, Inc., which was acquired by us in June 2010. Mr. Nguyen's automotive background includes multi-functional roles at Toyota Motor Sales, U.S.A., Inc., the U.S. sales, marketing, and distribution subsidiary of Toyota Motor Corporation, and with venture-backed start-ups Model E Corporation, an Internet build-to-order vehicle and subscription service company, and Build-to-Order, Inc., an automotive company focused on modularized outsourced manufacturing of vehicles. Mr. Nguyen serves on the board of directors for WebCars, an online automotive company in China, and is on the advisory board of Tagnos, Inc., an enterprise software company providing analytics and wireless patient tracking solutions to hospitals. Mr. Nguyen is a Certified Public Accountant in the state of California. Mr. Nguyen holds a B.A. in Economics and Accounting from Claremont McKenna College and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

          Thomas Taira co-founded our company and has served as our Executive Vice President, Product since November 2010. Mr. Taira served as President and Secretary of TrueCar.com, Inc., which was acquired by us in June 2010, from February 2008 to March 2009. Prior to rejoining us in November 2010, Mr. Taira served as Chief Executive Officer at Honk LLC, an automotive social media website, which he co-founded in March 2009 and was acquired by us in April 2011. Mr. Taira also served as our Chief Strategy Officer from March 2005 to February 2008. He has also served as Client Partner and Strategy Director at Proxicom, Inc., a technology development firm, where he led product strategy and partner management for its automotive manufacturer clients, Director of Strategy at Build-to-Order, Inc., a next-generation automotive company focused on modularized outsourced manufacturing of vehicles, and eBusiness Strategy Manager at Toyota Motor Sales, U.S.A., Inc., the U.S. sales, marketing, and distribution subsidiary of Toyota Motor Corporation. Mr. Taira holds a B.A. in Social Sciences from the University of California, Irvine and an M.B.A. from Georgetown University.

Board of Directors

          Abhishek Agrawal has served as a member of our board of directors since November 2013. Since April 2013, Mr. Agrawal has served as Managing Director at Vulcan Capital, an investment management firm, and head of its Palo Alto office. Mr. Agrawal directs Vulcan Capital's growth investments in the Internet and technology sectors globally. Prior to joining Vulcan Capital, from June 2006 to April 2013, Mr. Agrawal served as a Principal at General Atlantic LLC, a global growth equity firm, driving investments in the Internet and technology space. Prior to General Atlantic LLC, Mr. Agrawal was with Lazard Technology Partners, or Lazard, an Internet and technology focused venture capital firm, and previously served in Lazard's investment banking group. Mr. Agrawal serves on the board of directors of Zuora, Inc., an enterprise software company that designs and sells software-as-a-service applications for companies with a subscription business model, and was previously on the boards of directors of Bazaarvoice, Inc., a software-as-a-service company providing social commerce solutions, and Network Solutions, LLC, a technology company providing web services to small and medium-sized businesses. Mr. Agrawal holds a B.S. in Economics with a concentration in Finance from the Wharton School at the University of Pennsylvania and an M.B.A. from Harvard Business School, where he graduated with highest distinction and was a Baker Scholar.

          We believe Mr. Agrawal is qualified to serve as a member of our board of directors because of his substantial corporate finance, business strategy and corporate development expertise gained from his significant experience in the venture capital and private equity industries, analyzing, investing in, serving on the boards of, and providing guidance to various technology companies. We also value his perspective as a representative of one of our largest stockholders.

          Todd Bradley has served as a member of our board of directors since September 2013. Since June 2005, Mr. Bradley has served as an executive vice president of Hewlett-Packard Company, a public information technology corporation, most recently as Executive Vice President, Strategic Growth Initiatives, responsible for enhancing Hewlett-Packard's business in China and extending Hewlett-Packard's partner relationships. Mr. Bradley also currently serves on the board of the Newseum. Mr. Bradley holds a B.S. in Business Administration from Towson State University.

          We believe Mr. Bradley is qualified to serve as a member of our board of directors because of his track record of identifying and fostering strategic partnerships in the technology sector and his substantial corporate governance, corporate development, business strategy and financial expertise gained as an executive in the technology and finance industries and from holding various executive positions at a publicly traded technology company.

          Robert Buce has served as a member of our board of directors since April 2005. Mr. Buce served as our Executive Vice President and Chief Financial Officer from September 2005 to September 2008. Prior to joining us, Mr. Buce founded and served as Chief Financial Officer and a senior member of the management team of Build-To-Order, Inc., an automotive company focused on modularized outsourced manufacturing of vehicles. Prior to Build-To-Order, Mr. Buce held a variety of senior management positions, including Managing Partner, at KPMG LLP, an accounting and advisory firm, and Managing Director at BearingPoint, Inc., a related consulting firm. Mr. Buce also served on the board of directors of KPMG LLP from March 1991 to November 1995. Since July 2000 Mr. Buce has served as Chairman of PalisadesHoldings, a sole proprietorship providing independent advisory assistance to a variety of technology services and consumer products and services commercial enterprises. Mr. Buce serves on the board of Intersection Technologies, Inc., parent company of F&I Express, a provider of software and services to the automotive industry. Mr. Buce is a Certified Public Accountant (inactive) in the State of California and a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. Mr. Buce holds a B.S. in Mechanical Engineering from Lehigh University and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

          We believe Mr. Buce is qualified to serve as a member of our board of directors because of his historical expertise gained from serving as our Executive Vice President and Chief Financial Officer and his substantial corporate governance, operational and financial expertise gained as Managing Partner at KPMG LLP, Managing Director at BearingPoint and from his experience serving on the boards of directors and boards of advisors of several private companies. As one of our longest serving members of our board of directors, we also value his deep understanding of our business as it has evolved over time.

          Steven Dietz has served as a member of our board of directors since February 2006. Mr. Dietz has been a Partner at Upfront Ventures, a venture capital firm, since its founding in 1996. During his career, Mr. Dietz has overseen numerous investments in the automotive industry. Mr. Dietz holds a B.S. in Finance from the University of Colorado.

          We believe Mr. Dietz is qualified to serve as a member of our board of directors because of his substantial corporate finance, business strategy and corporate development expertise gained from his significant experience in the venture capital industry, analyzing, investing in and serving on the boards of directors of various private technology companies. We also value his perspective as a representative of one of our largest stockholders.

          Thomas Gibson has served as a member of our board of directors since June 2012. Mr. Gibson was with Asbury Automotive Group, Inc., an automotive retailer, which he founded, from

November 1994 to December 2007, during which time he served as Chairman, President and Chief Executive Officer from November 1994 to November 1999 and as Interim Chief Executive Officer from October 2001 to December 2001. Mr. Gibson serves on the boards of directors of Dealer Tire, LLC, a tire, maintenance and light-repair product distributor that partners with automobile manufacturers, since September 2003, Alliance Inspection Management, LLC, a new and pre-owned vehicle inspection partnership, since October 2006, and Leader Auto Resources LAR Inc., a car dealer buying group, since March 2011. He also served on the board of directors of Dealertrack Technologies, Inc., a provider of software solutions and services for the automotive industry, from June 2005 to February 2008. From February 2008 to February 2010, Mr. Gibson served on the board of directors of Guilford Mills, Inc., a manufacturer of performance textiles for automotive and specialty markets, and from February 2008 to July 2009, Mr. Gibson served on the board of directors of Chrysler LLC, an automobile manufacturer. From October 1999 to November 2008, Mr. Gibson served on the board of directors of Ikon Office Solutions, Inc., a provider of document management systems and services. Mr. Gibson has over 30 years of experience in the automotive industry, previously holding senior sales, marketing and management positions with Ford Motor Company and Chrysler LLC before becoming President and Chief Operating Officer of Subaru of America, Inc. from September 1981 to April 1993. Mr. Gibson holds a B.A. in Economics from DePauw University and an M.B.A. from Harvard University.

          We believe Mr. Gibson is qualified to serve as a member of our board of directors because of his substantial corporate governance, business strategy and financial expertise gained from holding various executive positions in the automotive industry, serving on the boards of directors for several public and private companies, and working on several committees focused on strategy, finance, investment, compensation and auditing.

          John Krafcik has served as a member of our board of directors since February 2014. Mr. Krafcik was with Hyundai Motor America, a South Korean multinational automaker, from March 2004 to December 2013, during which time he served as President and Chief Executive Officer from November 2008 to December 2013. Mr. Krafcik was responsible for the strategic direction and management of the company's operations in the United States. Prior to joining Hyundai Motor America, Mr. Krafcik was at Ford Motor Company, where he held various product development leadership positions. Mr. Krafcik holds a B.S. in Mechanical Engineering from Stanford University and an M.S. in Management from Sloan School of Management at the Massachusetts Institute of Technology.

          We believe Mr. Krafcik is qualified to serve as a member of our board of directors because of his substantial corporate development, business strategy and automotive expertise gained as an executive in the automotive industry.

          Victor Pascucci III has served as a member of our board of directors since May 2012. Since June 2006, Mr. Pascucci has served in various executive roles at USAA, a Fortune 150 diversified financial services group, most recently as Managing Director, Corporate Development since January 2011 and Transformation Executive, Assistant Vice President from November 2009 to January 2011. Mr. Pascucci also served as Enterprise Operations Counsel, Assistant Vice President at USAA from June 2006 to January 2010. Prior to USAA, Mr. Pascucci served as general counsel or outside counsel for numerous technology based businesses. Mr. Pascucci holds a B.A. in Communications from Bowling Green State University and a J.D. from the University of Toledo College of Law.

          We believe Mr. Pascucci is qualified to serve as a member of our board of directors because of his substantial business strategy and corporate development and governance expertise gained as an executive and counselor at several companies in the technology and finance industries and from serving on the boards of directors of various private technology companies. We also value his perspective as a representative of our largest stockholder.

          Ion Yadigaroglu has served as a member of our board of directors since August 2007. Since July 2004, Mr. Yadigaroglu has served as a Managing Principal at Capricorn Investment Group LLC, an investment firm. Mr. Yadigaroglu holds a Masters in Physics from Eidgenössische Technische Hochschule Zürich in Switzerland and a Ph.D. in Astrophysics from Stanford University.

          We believe Mr. Yadigaroglu is qualified to serve as a member of our board of directors because of his substantial corporate finance, business strategy and corporate development expertise gained from his holding various executive positions and from his significant experience in the capital industry, analyzing, investing in and serving on the boards of directors of various private technology companies. We also value his perspective as a representative of one of our largest stockholders.

          There are no family relationships among any of our directors or executive officers.

Board Composition

          Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors currently consists of nine directors,                  of whom will qualify as "independent" under the                  listing standards.

          In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

  •
  the Class I directors will be                          , and their terms will expire at the annual meeting of stockholders to be held in 2015;

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  the Class II directors will be                          , and their terms will expire at the annual meeting of stockholders to be held in 2016; and

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  the Class III directors will be                          , and their terms will expire at the annual meeting of stockholders to be held in 2017.

          The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our outstanding voting stock. Directors may not be removed by our stockholders without cause.

          Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Director Independence

          Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors determined that Messrs.                   do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or the SEC, and the listing requirements and rules of                  . In making these determinations, our board of directors

considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Certain Relationships, Related Party and Other Transactions."

Lead Independent Director

          Our board of directors has appointed                  to serve as our lead independent director. As lead independent director, Mr.                   will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

          Upon completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

          Our audit committee is comprised of Messrs.                   . Mr.                   serves as our audit committee chairperson. Messrs.                   meet the requirements for independence of audit committee members under current                                        list ing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the current listing standards. In addition, our board of directors has determined that each of Messrs.                           is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. The responsibilities of our audit committee include, among other things:

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  selecting and hiring the independent registered public accounting firm to audit our financial statements;

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  helping to ensure the independence and performance of the independent registered public accounting firm;

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  approving audit and non-audit services and fees;

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  reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews, and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

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  preparing the audit committee report that the SEC requires to be included in our annual proxy statement;

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  reviewing reports and communications from the independent registered public accounting firm;

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  reviewing the adequacy and effectiveness of our internal controls and disclosure controls and procedures;

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  reviewing our policies on risk assessment and risk management;

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  reviewing related party transactions;

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  establishing and overseeing procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters; and

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  reviewing annually the audit committee charter and the committee's performance.

          Our audit committee operates under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the                  . We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

          Our compensation committee is comprised of Messrs.              . Mr.                   serves as our compensation committee chairperson. The composition of our compensation committee meets the requirements for independence under current                  listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code, as amended (the "Code"). The purpose of our compensation committee is to oversee our compensation policies, plans and benefit programs and to discharge the responsibilities of our board of directors relating to compensation of our executive officers. The responsibilities of our compensation committee include, among other things:

  •
  overseeing our overall compensation philosophy and compensation policies, plans and benefit programs;

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  reviewing and approving for our executive officers (other than the CEO, for which the committee makes a recommendation to the board of directors): the annual base salary, annual incentive bonus (including the specific goals and amounts), equity compensation, employment agreements, severance agreements, change in control arrangements, and any other benefits, compensation or arrangements;

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  preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and

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  administering our equity compensation plans.

          Our compensation committee operates under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the                  . We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

          Our nominating and corporate governance committee is comprised of Messrs.                   . Mr.                   serves as our nominating and corporate governance committee chairperson. The composition of our nominating and corporate governance committee meets the requirements for independence under current                   listing standards and SEC rules and regulations. The responsibilities of our nominating and corporate governance committee include, among other things:

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  identifying, evaluating and making recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

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  considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

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  reviewing developments in corporate governance practices;

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  evaluating the adequacy of our corporate governance practices and reporting;

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  developing and making recommendations to our board of directors regarding our corporate governance guidelines;

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  reviewing the succession planning for each of our executive officers; and

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  evaluating the performance of our board of directors and of individual directors.

          Our nominating and corporate governance committee operates under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the                  . We intend to comply with future requirements to the extent they become applicable to us

Compensation Committee Interlocks and Insider Participation

          No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serve, or have served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

          We have adopted a Code of Business Conduct and Ethics, to be effective upon the completion of this offering, that is applicable to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The Code of Business Conduct and Ethics will be available on our website at www.TrueCar.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Director Compensation Table

          The following table sets forth information concerning compensation paid or accrued for services rendered to us by our directors during the year ended December 31, 2013. The table excludes Mr. Painter, who is a named executive officer and did not receive any compensation from us in his role as a director during the year ended December 31, 2013. Mr. Painter's compensation is discussed in the section titled "Executive Compensation."

Name	Fees Earned or Paid in Cash		Option Awards(1)	All Other Compensation	Total
Abhishek Agrawal(2)	—		—	—	—
Todd Bradley(3)	$7,667	(4)	$28,192	—	$35,859
Robert Buce	$52,000	(5)	$84,580	—	$136,580
Steven Dietz	$61,000	(6)	—	—	$61,000
Thomas Gibson	$25,000	(7)	$84,580	—	$109,580
John Krafcik(8)	—		—	—	—
Victor Pascucci III(9)	—		—	—	—
Ion Yadigaroglu	$45,000	(10)	—	—	$45,000

(1)
The amounts in the "Option Awards" column reflect the aggregate grant date fair value of options computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to our financial statements included at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)
Mr. Agrawal joined our board of directors in November 2013.

(3)
Mr. Bradley joined our board of directors in September 2013.

(4)
Mr. Bradley elected to receive 1,293 shares of our common stock in lieu of cash director fees.

(5)
Mr. Buce elected to receive $47,000 of the $52,000 in the form of 7,926 shares of our common stock in lieu of cash director fees.

(6)
Mr. Dietz elected to receive 10,287 shares of our common stock in lieu of cash director fees.

(7)
Mr. Gibson elected to receive 4,216 shares of our common stock in lieu of cash director fees.

(8)
Mr. Krafcik joined our board of directors in February 2014.

(9)
Mr. Pascucci declined compensation for his board and committee participation. It is not expected that he will receive any compensation for his services as a board or committee member.

(10)
Mr. Yadigaroglu elected to receive 7,589 shares of our common stock in lieu of cash director fees.

          The following table lists all outstanding equity awards held by our directors as of the year ended December 31, 2013. The table excludes Mr. Painter, whose equity awards are discussed in the section titled "Executive Compensation."

Name	Option Grant Date		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price Per Share	Option Expiration Date
Todd Bradley(1)	11/21/2013	(2)	9,360	—	$5.93	11/21/2023
Robert Buce	7/11/2005	(2)	22,500	—	0.18	7/11/2015
	8/24/2005	(2)	100,000	—	0.18	8/24/2015
	8/24/2005	(2)	66,666	—	0.18	8/24/2015
	3/20/2006	(2)	209	—	0.24	3/20/2016
	11/30/2006	(2)	8,250	—	1.80	11/30/2016
	11/30/2006	(2)	3,394	—	1.80	11/30/2016
	11/30/2006	(2)	100,000	—	0.24	11/30/2016
	3/1/2007	(2)	21,154	—	0.24	3/01/2017
	8/20/2007	(2)	62,500	—	0.33	8/20/2017
	8/20/2007	(2)	50,000	—	0.33	8/20/2017
	2/17/2011	(3)	62,500	17,500	1.89	2/17/2021
	11/21/2013	(2)	28,081	—	5.93	11/21/2023
Thomas Gibson	8/31/2012	(4)	14,375	625	5.33	8/31/2022
	11/28/2012	(5)	3,438	11,562	5.33	11/28/2022
	11/21/2013	(2)	28,081	—	5.93	11/21/2023

(1)
Mr. Bradley joined our board of directors in September 2013.

(2)
The option is fully vested and immediately exercisable.

(3)
One-fourth of the shares subject to the option vested on February 17, 2011 and one forty-eighth of the shares vest monthly thereafter, subject to continued service.

(4)
One twenty-fourth of the shares subject to the option vest monthly, subject to continued service.

(5)
One forty-eighth of the shares subject to the option vest monthly, subject to continued service.

Director Compensation Policies

          2013 Board Compensation Plan.    In November 2013, our board of directors, upon the recommendation of our compensation committee, approved a policy for the compensation of our directors, which we refer to as our 2013 Board Compensation Plan. Under the 2013 Board Compensation Plan, each non-employee and non-investor affiliated director was eligible to receive an annual option grant (Annual Grant) to purchase the number of shares equal to $100,000 divided by the fair market value of a share of our common stock on the date of grant as determined by our board of directors and such grant will be fully vested.

          Additionally, under the 2013 Board Compensation Plan, each non-CEO director was eligible to receive an annual fee of $20,000 for serving on our board of directors (Annual Fee). In addition to the Annual Fee, the lead director was entitled to an annual fee of $25,000. The chairperson and members of our then-standing committees of our board of directors were entitled to the following annual fees:

Board Committee	Chairperson Fee	Member Fee Per Meeting
Audit Committee	$20,000	$1,000
All Other Committees	$10,000	$1,000

          In lieu of cash fees, directors were able to elect to receive shares of our common stock.

          We expect that our board of directors will approve a new director compensation policy that will be applicable to all of our non-employee directors effective upon the completion of this offering.

          Victor Pascucci has declined compensation for his board and committee participation. It is not expected that he will receive any compensation for his services as a board or committee member.

EXECUTIVE COMPENSATION

          Our named executive officers for 2013, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

  •
  Scott Painter, our Founder, Chief Executive Officer and Chairman of the Board;

  •
  Michael Guthrie, our Chief Financial Officer; and

  •
  Michael Dunn, our Chief Technology Officer.

Summary Compensation Table

          The following table provides information regarding the compensation of our named executive officers during the year ended December 31, 2013.

Name and Principal Position	Salary	Option Awards(1)	Bonus		Non-Equity Incentive Plan Compensation(2)	All Other Compensation		Total
Scott Painter Chief Executive Officer and Chairman of the Board	$313,186	$6,946,024	$231,918	(3)	$756,594	$32,917	(4)	$8,280,639
Michael Guthrie Chief Financial Officer	$240,000	$2,864,661	$—		$470,000	$154,312	(5)	$3,728,973
Michael Dunn Chief Technology Officer	$160,000	$1,964,523	$—		$175,000	$48,372	(6)	$2,347,895

(1)
The amounts in the "Option Awards" column reflect the aggregate grant date fair value of options computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to our financial statements included at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)
The amounts in the "Non-Equity Incentive Plan Compensation" column represent payments earned under the 2013 Incentive Plan as discussed under the section titled "Executive Compensation — TrueCar Incentive Bonus Plans." All such amounts were paid in May 2013 and February 2014.

(3)
This amount represents a discretionary one time non-recurring bonus award paid to Mr. Painter outside of our typical bonus cycle in recognition of expenses incurred in 2013 in furtherance of his duties to us. The full amount of the bonus was paid in February 2014.

(4)
Amount reflects the aggregate incremental cost of perquisites and other personal benefits, including, among other things, the costs related to personal travel costs and life insurance premiums.

(5)
Amount reflects 401(k) company matching contributions of $7,650 and the aggregate incremental cost of perquisites and other personal benefits, including, among other things, the costs related to a corporate apartment in Santa Monica, California utilized by Mr. Guthrie, and transportation costs in connection with Mr. Guthrie commuting to our principal executive offices in Santa Monica, California.

(6)
Amount reflects 401(k) company matching contributions of $2,800, mortgage assistance of $41,414, and the aggregate incremental cost of perquisites and other personal benefits.

Executive Employment Arrangements

          We have entered into employment agreements with Messrs. Painter, Guthrie and Dunn. These agreements provide for at-will employment and generally include the named executive officer's base salary, an indication of eligibility for an annual performance-based bonus opportunity, equity awards and certain severance and change of control benefits. These employment arrangements are described below.

Scott Painter

          For 2013, Mr. Painter, our Founder, Chief Executive Officer and Chairman of the Board, had an annual base salary of $313,186 and an annual performance-based bonus opportunity targeted at 100% of his base salary.

Equity Grants

          We entered into an amended and restated employment agreement on December 20, 2012 with Mr. Painter (the "Painter Employment Agreement"). Pursuant to the terms of the Painter Employment Agreement, Mr. Painter was eligible to receive certain stock options, including an annual grant (until the earlier of our IPO (as such term is defined in the Painter Employment Agreement and summarized below) or change of control (as such term is defined in the Painter Employment Agreement and summarized below)) covering a number of shares in an amount not to exceed 1% of our then-fully diluted shares outstanding, with the exact number calculated in accordance with the terms of the Painter Employment Agreement. The Painter Employment Agreement also provides that all of his current and future stock options will permit exercise via a net exercise feature and will be early exercisable as to unvested shares, subject to our right to repurchase any unvested shares upon termination of employment. Beginning with the earlier of an IPO or a change of control, no additional option grants or other equity awards to Mr. Painter will be required under the Painter Employment Agreement, and any additional stock options or other equity grants to Mr. Painter will be made in the sole discretion of our board of directors (or its authorized delegate).

          On February 22, 2013 and May 2, 2013, we granted Mr. Painter options to purchase 588,495 shares and 196,165 shares, respectively, of our common stock each at an exercise price per share of $5.28. Each of these options were granted pursuant to our 2005 Stock Plan and vest over a four-year period as follows: one forty-eighth of the shares subject to the option vest on the one month anniversary of the grant date and one forty-eighth of the shares vest monthly thereafter.

          On October 22, 2013 we granted Mr. Painter an option to purchase 841,945 shares of our common stock at an exercise price per share of $5.92 pursuant to our 2005 Stock Plan. The option is subject to time-based vesting with an additional performance-based requirement, as follows: shares become eligible for time-based vesting upon our achievement of goals relating to annual revenue or annual Adjusted EBITDA targets, and if such targets were achieved by December 31, 2013, then one forty-eighth of the shares subject to the option vest on the one month anniversary of January 1, 2014 and one forty-eighth of the shares vest monthly thereafter. Such targets were achieved by December 31, 2013.

Potential Payments upon Termination, Change of Control or Certain Other Events

          Pursuant to the terms of the Painter Employment Agreement, if we terminate Mr. Painter's employment with us involuntarily other than for cause, or we constructively terminate (as such term is defined in the Painter Employment Agreement and summarized below) Mr. Painter's employment, and in either case, Mr. Painter signs and does not revoke a release of claims against us, then Mr. Painter will be entitled to receive: (i) continuing severance pay at a rate equal to his base salary rate for a period of 12 months from the date of termination (the "Painter Severance Period"); and (ii) reimbursement for the payments Mr. Painter makes for coverage under COBRA for up to the length of the Painter Severance Period (less any amount Mr. Painter would have contributed had he remained employed). Additionally, Mr. Painter will remain eligible to earn his annual bonus for the year in which the termination occurs, with such bonus amount calculated based on actual performance results during the performance period, pro-rated as applicable based on Mr. Painter's termination date. If, on or before December 31, 2013, we terminate Mr. Painter's employment involuntarily other than for cause or his employment is constructively terminated, 100% of the then-unvested and outstanding shares subject to an option grant covering 500,000 shares of our common stock granted on July 15, 2010 will vest (see "Executive Compensation — Outstanding Equity Awards at Fiscal Year-End" for additional terms associated with this option grant).

          If we undergo a change of control, pursuant to the terms of the Painter Employment Agreement, 100% of his then-unvested and outstanding stock options will fully vest if: (i) we terminate Mr. Painter's employment involuntarily other than for cause or his employment is constructively terminated, or (ii) Mr. Painter remains employed with us (or any successor) for nine months following the change of control. Stock options granted to Mr. Painter prior to June 1, 2010, will vest (subject to Mr. Painter remaining a service provider with us) as to: (i) 10% of the unvested shares subject to the options upon the our change of control or IPO; (ii) 5% upon our achievement of a monthly sales target in any given month prior to December 31, 2010; and (iii) 5% upon our achievement of a revenue target.

Definitions

          As used in this section, "cause" means: (i) Mr. Painter's breach of the Painter Employment Agreement, or any confidentiality agreement or invention assignment agreement between him and us (or any affiliate of ours); (ii) Mr. Painter causing us to enter into any single agreement that obligates us to invest or spend $3 million or more of our funds without first obtaining approval from our board of directors for such action; (iii) Mr. Painter being convicted of, or entering a plea of nolo contendere to, any felony; or (iv) Mr. Painter's willful and knowing violation of any federal or state law or regulation applicable to our business which willful and knowing violation was or is likely to have a detrimental effect on our business that is not immaterial.

          As used in this section, "change of control" means: (i) the acquisition of us by another entity, by means of any transaction or series of related transactions, unless our stockholders hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity; or (ii) a sale of all or substantially all of our assets.

          As used in this section, "constructively terminates" means Mr. Painter's termination of employment as a result of the occurrence, without Mr. Painter's consent, of any of the following: (i) a material reduction in Mr. Painter's base salary, excluding the substitution of substantially equivalent compensation and benefits that is applicable to all of our senior management; (ii) Mr. Painter's removal from his position, duties or responsibilities as outlined in the Painter Employment Agreement, in each case which results in a material diminution of Mr. Painter's authority, duties or responsibilities; or (iii) Mr. Painter's relocation to a location more than 50 miles from our Los Angeles, California office location; provided, however, that in the event Mr. Painter believes that grounds exist for him to constructively terminate, then he agrees to provide our board of directors with written notice specifying the purported grounds for such belief and we will have 30 days after receipt of such written notice to cure such purported grounds (unless such purported grounds by their nature cannot be cured, in which case notice and an opportunity to cure shall not be required).

          As used in this section, IPO means our first bona fide, firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act, covering the offer and sale of our common stock.

Michael Guthrie

          For 2013, Mr. Guthrie, our Chief Financial Officer, had an annual base salary of $240,000 and an annual performance-based bonus opportunity targeted at 100% of his base salary.

Equity Grants

          We entered into an employment agreement on October 22, 2013 with Mr. Guthrie (the "Guthrie Employment Agreement"). Pursuant to the Guthrie Employment Agreement, Mr. Guthrie is eligible to receive awards of stock options, restricted stock or other equity awards pursuant to any plans or arrangements we may have in effect from time to time. The Guthrie Employment Agreement provides that all of his current and future stock options will permit exercise via a net exercise feature and will be early exercisable as to unvested shares, subject to our right to repurchase any unvested shares upon termination of employment.

          On February 22, 2013 we granted Mr. Guthrie options to purchase 100,000 shares and 17,642 shares of our common stock each at an exercise price per share of $5.28 pursuant to our 2005 Stock Plan. The option for 100,000 shares vests over a four year period as follows: one forty-eighth of the shares subject to the option vest on the one month anniversary of the grant date and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us. The option for 17,642 shares is subject to a performance-based vesting requirement as follows: one hundred percent of the shares subject to the option vest upon our achievement of goals relating to sales targets on a rolling thirty day basis. These sales targets were achieved and the option is fully vested.

          On May 2, 2013 we granted Mr. Guthrie an option to purchase 50,000 shares of our common stock at an exercise price per share of $5.28 pursuant to our 2005 Stock Plan. The option vests over a four year period as follows: one forty-eighth of the shares subject to the option vest on the one month anniversary of the grant date and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us.

          On June 26, 2013 we granted Mr. Guthrie an option to purchase 271,315 shares of our common stock at an exercise price per share of $5.28 pursuant to our 2005 Stock Plan. The option vests over a four year period as follows: one fourth of the shares subject to the option vest on the one year anniversary of the grant date and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us.

          On October 22, 2013 we granted Mr. Guthrie an option to purchase 175,000 shares of our common stock at an exercise price per share of $5.92 pursuant to our 2005 Stock Plan. The option is subject to time-based vesting with an additional performance-based requirement, as follows: shares become eligible for time-based vesting upon our achievement of goals relating to annual revenue or annual Adjusted EBITDA targets, and, if such targets were achieved by December 31, 2013, then one forty-eighth of the shares subject to the option vest on the one month anniversary of January 1, 2014 and one forty-eighth of the shares vest monthly thereafter. Such targets were achieved by December 31, 2013.

Potential Payments upon Termination, Change of Control or Certain Other Events

          Pursuant to the Guthrie Employment Agreement, if Mr. Guthrie remains an employee through the first to occur of a change of control (as such term is defined in the Guthrie Employment Agreement and summarized below) or the effective date of an initial public offering (the first such event to occur, a "Liquidity Event"), and the fair market value of our common stock on the date of the Liquidity Event, as determined by our board of directors in good faith, is above $7.67, then Mr. Guthrie will be entitled to receive a one-time "Liquidity Bonus" which will be paid to Mr. Guthrie within 30 days following the Liquidity Event. The Liquidity Bonus will be the sum of (i) $1,066,500, plus (ii) a gross-up payment in an amount necessary to pay the applicable taxes incurred by Mr. Guthrie with respect to the Liquidity Bonus.

          Under the Guthrie Employment Agreement, if we terminate Mr. Guthrie's employment with us for a reason other than cause (as such term is defined in the Guthrie Employment Agreement and summarized below), Mr. Guthrie's employment with us terminates due to his death or disability (as such term is defined in the Guthrie Employment Agreement and summarized below), or Mr. Guthrie resigns from his employment for good reason (as such term is defined in the Guthrie Employment Agreement and summarized below), and in each case, such termination occurs prior to a change of control, then, subject to Mr. Guthrie signing a release of claims agreement with us and his continued compliance with a confidential information agreement entered into with us, he will receive: (i) continuing payments of his base salary for a period of time commencing immediately after his separation of service through the date that is six months following the separation date, plus an additional two months for every fully completed year of service with us (measured from his original start date with us or any predecessor to us) (the "Guthrie Severance Period"); (ii) the immediate vesting of each of his then outstanding equity awards as to the number of shares that otherwise would have vested had he remained our employee through the 12-month anniversary of the termination date; and (iii) reimbursement for the payments he makes for medical, vision and dental under COBRA up to the full Guthrie Severance Period (the "COBRA Coverage").

          If we terminate Mr. Guthrie's employment with us for a reason other than cause, Mr. Guthrie's employment with us terminates due to his death or disability, or Mr. Guthrie resigns from his employment for good reason, and in each case, such termination occurs during the period beginning upon the closing of a change of control and ending on the 12-month anniversary of the closing of the change of control (the "Change of Control Period"), then, subject to Mr. Guthrie signing a release of claims agreement with us and his continued compliance with a confidential information agreement entered into with us, he will receive: (i) continuing payments of his base salary during the Guthrie Severance Period; (ii) the immediate vesting as to 100% of his then outstanding equity awards; and (iii) the COBRA Coverage.

          If we terminate Mr. Guthrie's employment with us for a reason other than cause, Mr. Guthrie's employment with us terminates due to his death or disability, or Mr. Guthrie resigns from his employment for good reason, and in each case, such termination occurs after the expiration of the Change of Control Period, then, subject to Mr. Guthrie signing a release of claims agreement with us and his continued compliance with a confidential information agreement entered into with us, he will receive: (i) continuing payments of his base salary during the Guthrie Severance Period; and (ii) the COBRA Coverage.

          In the event of a change of control that occurs while Mr. Guthrie remains our employee, if Mr. Guthrie remains employed with us (or any successor) as of immediately following the end of the Change of Control Period, then 100% of any equity awards held by Mr. Guthrie as of the closing of the change of control will vest and become fully exercisable.

Definitions

          As used in this section, "cause" means: (i) Mr. Guthrie's failure to perform his assigned duties or responsibilities as an employee (other than a failure resulting from his disability) after written notice thereof from us describing his failure to perform such duties or responsibilities; (ii) Mr. Guthrie engaging in any act of dishonesty, fraud or misrepresentation with respect to us; (iii) Mr. Guthrie's violation of any federal or state law or regulation applicable to our business or our affiliates; (iv) Mr. Guthrie's breach of any confidentiality agreement or invention assignment agreement; or (v) Mr. Guthrie being convicted of, or entering a plea of nolo contendere to, any crime.

          As used in this section, "change of control" means: (i) a change in our ownership which occurs on the date that any person, or persons acting as a group, acquires ownership of our stock that, together with the stock held by such person, constitutes more than 50% of the total voting power of our stock; (ii) a change in the effective control of us which occurs on the date that a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of the appointment or election; or (iii) a change in the ownership of a substantial portion of our assets which occurs on the date that any person, or persons acting as a group, acquires assets from us that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions.

          As used in this section, "disability" means Mr. Guthrie (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to last for a continuous period of not more than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering our employees.

          As used in this section, "good reason" means Mr. Guthrie's resignation within 30 days following the expiration of a cure period (discussed below) following the occurrence of one or more of the following, without Mr. Guthrie's consent: (i) a material reduction in Mr. Guthrie's base salary, excluding the substitution of substantially equivalent compensation and benefits, that is applicable to all of our senior management; (ii) a material reduction of Mr. Guthrie's authority, duties or responsibilities, unless Mr. Guthrie is provided with a comparable position; provided, however, that a reduction in authority, duties, or responsibilities solely by virtue of us being acquired and made part of a larger entity whether as a subsidiary, business unit or otherwise (as, for example, when our Chief Executive Officer remains as such following an acquisition where we become a wholly owned subsidiary of an acquirer, but is not made the Chief Executive Officer of the acquiring corporation) will not constitute "good reason"; or (iii) a material change in the geographic location of Mr. Guthrie's primary work facility or location; provided, that a relocation of 50 miles or less from Mr. Guthrie's then present location or to Mr. Guthrie's home as his primary work location will not be considered a material change in geographic location. In order for an event to qualify as good reason, Mr. Guthrie must not terminate employment with us without first providing us with written notice of the acts or omissions constituting the grounds for "good reason" within 90 days of the initial existence of the grounds for "good reason" and a reasonable cure period of not less than 30 days following the date of such notice, and such grounds must not have been cured during such time.

Michael Dunn

          For 2013, Mr. Dunn, our Chief Technology Officer, had an annual base salary of $240,000 and an annual performance-based bonus opportunity targeted at 100% of his base salary. Fifty percent of the total annual bonus will be a considered a "base bonus" calculated based upon our achievement of base performance objectives with the remaining 50% of the total annual bonus considered a "stretch bonus" payable upon our achievement of certain stretch goals.

Equity Grants

          We entered into an employment agreement on April 10, 2013 with Mr. Dunn (the "Dunn Employment Agreement"). Pursuant to the Dunn Employment Agreement, Mr. Dunn is eligible to receive awards of stock options, restricted stock or other equity awards pursuant to any plans or arrangements we may have in effect from time to time. The Dunn Employment Agreement provides that all of his future stock options will permit exercise via a net exercise feature and will be early exercisable as to unvested shares, subject to our right to repurchase any unvested shares upon termination of employment.

          On May 2, 2013 we granted Mr. Dunn an option to purchase 350,000 shares of our common stock at an exercise price per share of $5.28 pursuant to our 2005 Stock Plan. The option vests over a four year period as follows: one forty-eighth of the shares subject to the option vest monthly on the same day of the month as the vesting commencement date, subject to continued service to us.

          On October 22, 2013 we granted Mr. Dunn an option to purchase 35,000 shares of our common stock at an exercise price per share of $5.92 pursuant to our 2005 Stock Plan. The option is subject to time-based vesting with an additional performance-based requirement, as follows: shares become eligible for time-based vesting upon our achievement of goals relating to annual revenue or annual Adjusted EBITDA targets, and, if such targets were achieved by December 31, 2013, then one forty-eighth of the shares subject to the option vest on the one month anniversary of January 1, 2014 and one forty-eighth of the shares vest monthly thereafter. Such targets were achieved by December 31, 2013.

Potential Payments upon Termination, Change of Control or Certain Other Events

          Under the Dunn Employment Agreement, if we terminate Mr. Dunn's employment with us for a reason other than cause (as such term is defined in the Dunn Employment Agreement and summarized below), Mr. Dunn's employment with us terminates due to his death or disability (as such term is defined in the Dunn Employment Agreement and summarized below), or Mr. Dunn resigns from his employment for good reason (as such term is defined in the Dunn Employment Agreement and summarized below), and in each case, such termination occurs prior to a change of control, then, subject to Mr. Dunn signing a release of claims agreement with us and his continued compliance with a confidential information agreement entered into with us, he will receive: (i) continuing payments of his base salary for a period of time commencing immediately after his separation of service through the date that is six months following the separation date, plus an additional two months for every fully completed year of service with us (measured from his original start date with us or any predecessor to us) (the "Dunn Severance Period"); and (ii) the immediate vesting of each of his then outstanding equity awards as to the number of shares that otherwise would have vested had he remained our employee through the 12-month anniversary of the termination date.

          If we terminate Mr. Dunn's employment with us for a reason other than cause, Mr. Dunn's employment with us terminates due to his death or disability, or Mr. Dunn resigns from his employment for good reason, and in each case, such termination occurs during the Change of Control Period (as defined above), then, subject to Mr. Dunn signing a release of claims agreement with us and his continued compliance with a confidential information agreement entered into with us, he will receive: (i) continuing payments of his base salary during the Dunn Severance Period; and (ii) the immediate vesting as to 100% of his then outstanding equity awards.

          If we terminate Mr. Dunn's employment with us for a reason other than cause, Mr. Dunn's employment with us terminates due to his death or disability, or Mr. Dunn resigns from his employment for good reason, and in each case, such termination occurs after the expiration of the Change of Control Period, then, subject to Mr. Dunn signing a release of claims agreement with us and his continued compliance with a confidential information agreement entered into with us, he will receive continuing payments of his base salary during the Dunn Severance Period.

          In the event of a change of control that occurs while Mr. Dunn remains our employee, if Mr. Dunn remains employed with us (or any successor) as of immediately following the end of the Change of Control Period, then 100% of any equity awards held by Mr. Dunn as of the closing of the change of control will vest and become fully exercisable.

Definitions

          As used in this section, "cause" has the same meaning for such term as is set forth in the Guthrie Employment Agreement except as it relates to Mr. Dunn.

          As used in this section, "change of control" has the same meaning for such term as is set forth in the Guthrie Employment Agreement.

          As used in this section, "disability" has the same meaning for such term as is set forth in the Guthrie Employment Agreement except as it relates to Mr. Dunn.

          As used in this section, "good reason" has the same meaning for such term as is set forth in the Guthrie Employment Agreement except as it relates to Mr. Dunn.

TrueCar Incentive Bonus Plans

2013 Incentive Plan

          All of our named executive officers participated in our 2013 Incentive Plan. The 2013 Incentive Plan provided for cash bonus payments and stock option grants to eligible employees based upon both company and individual performance. The funding of the cash portion of the bonus pool was generally based on corporate performance and evaluation of individual performance was an element of allocating such bonus in most cases.

          The overall structure of our 2013 Incentive Plan was designed and approved by the Compensation Committee of the board of directors. The Compensation Committee then recommended the 2013 Incentive Plan to our board of directors for adoption.

          The 2013 Incentive Plan contemplates (i) a portion of the cash bonuses being paid, semiannually, contingent upon achievement of certain revenue and Adjusted EBITDA targets and (ii) the remainder of the cash bonuses being subject to the board's discretion. The 2013 Incentive Plan contemplates specific, pre-set goals established by the board for the first half of the year (H1) as well as the full year (H2). The 2013 Incentive Plan provides that annual incentive grants would be made on the basis of our performance for the full year. Finally, the 2013 Incentive Plan includes a stretch bonus for year-end performance where the employees would be eligible to receive an additional cash bonus and option grants to reward extraordinary company performance. The categories for the stretch bonus pool, including revenues, Adjusted EBITDA and the discretionary component, are consistent with those established as measurement criteria for the base pool.

  H1 2013 Incentive Plan.

          Funding of the cash portion of the 2013 Incentive Plan, tied to revenue and Adjusted EBITDA goals, is designed to mirror our achievement of the measures. To fund the cash portion of the 2013 Incentive Plan pool for the first half of the year (H1) tied to revenue and Adjusted EBITDA targets, we were required to achieve approximately 80% of our base revenue target in addition to a minimum Adjusted EBITDA target. Upon achievement of such milestones, the H1 pool would be funded at 45% of the target cash amount of the 2013 Incentive Plan pool for H1 attributable to achievement of financial metrics. Funding of the H1 pool was scheduled to reach 75% if we achieved approximately 90% of our base revenue target in addition to a more aggressive Adjusted EBITDA threshold. The H1 pool was scheduled to be funded at 100% if we achieved 100% of our base revenue plan in addition to a higher Adjusted EBITDA target. The funding of the H1 pool for cash bonuses at these levels was scheduled to be $800,000, $1,330,000 and $1,770,000, respectively. Funding of the discretionary component was not tied to any specific financial or other metrics and was left exclusively to the board to determine whether and how much of the discretionary component would be funded. The amount determined to be funded in the discretionary portion of the H1 pool was $440,000.

  H2 2013 Incentive Plan.

          Structurally, the H2 portion of our 2013 Incentive Plan was similar to H1, with more aggressive, full-year targets. As with our H1 goals, we were required to achieve approximately 80% of our base revenue target in addition to a minimum Adjusted EBITDA target for the year. Upon achievement of such milestone, the 2013 Incentive Plan would require the funding of 45% of the cash 2013 Incentive Plan pool for H2. Funding of the H2 pool was scheduled to reach 75% if we achieved approximately 90% of our base revenue target in addition to a higher Adjusted EBITDA threshold. The H2 pool was scheduled to be funded at 100% if we achieved 100% of our base revenue plan in addition to a higher Adjusted EBITDA target. The funding of the H2 pool for cash bonuses at these levels was scheduled to be $1,200,000, $1,990,000 and $2,660,000, respectively. Funding of the discretionary component was not tied to any specific financial or other metrics and was left exclusively to the Board to determine whether and how much of the discretionary component would be funded. The amount established to be funded in the discretionary portion of the H2 cash pool was $660,000. The equity component of the 2013 Incentive Plan involved the potential grant of options to purchase up to approximately 1,971,000 shares of our common stock in connection with achievement of the top tier of goals contemplated by the base 2013 Incentive Plan.

  2013 Stretch Bonus

          In addition to the base incentives, the 2013 Incentive Plan contemplated certain additional bonus pool funding and grants associated with extraordinary corporate performance. The stretch bonus criteria were consistent with the structure of the base criteria, with more weighting given to Board discretion over revenue and Adjusted EBITDA target achievement.

  Determination of Bonus Payments and Incentive Grants for 2013

          Our board of directors and Compensation Committee analyzed our performance for 2013 and determined that we achieved our stretch goals for revenue and Adjusted EBITDA in 2013. In addition, the Compensation Committee and the board of directors determined that it would be appropriate to recognize the success of our management team and employees by authorizing the full amount of the of the full year stretch bonus for 2013, including granting options to purchase 3,900,000 shares and stretch bonuses totalling approximately $6,500,000.

          The annual payments earned by our named executive officers and their annual target bonuses under the 2013 Incentive Plan were as follows:

Named Executive Officer	Annual Target Cash Award Opportunity	Actual Cash Award Amount
Scott Painter	$313,186	$756,594
Michael Guthrie	240,000	470,000
Michael Dunn	240,000	175,000

Named Executive Officer	Annual Target Equity Award Opportunity		Actual Equity Award Amount
Scott Painter	1,314,638		1,510,833
Michael Guthrie	N/A	*	315,000
Michael Dunn	N/A	*	50,000

*
No equity target for executive was established in 2013.

2014 Incentive Plan

          Our Compensation Committee and Board of Directors have each approved a 2014 Incentive Plan on similar terms to the 2013 Incentive Plan. All of our named executive officers are eligible to participate in the 2014 Incentive Plan. The 2014 Incentive Plan provides for bonus payments and equity grants to eligible employees determined based primarily upon our achievement of annual financial performance objectives.

          The 2014 Incentive Plan contemplates (i) a portion of the cash bonuses being paid, semiannually, contingent upon achievement of certain revenue targets and Adjusted EBITDA targets (ii) a portion of the cash bonuses being paid based exclusively on individual performance and (iii) the remainder of the cash bonuses being subject to the Board's discretion. The 2014 Incentive Plan contemplates specific, pre-set goals established by the Board for H1 and full year (H2) of 2014. The 2014 Incentive Plan provides that annual incentive grants will be made on the basis of our performance for the full year. Unlike our 2013 Incentive Plan, the 2014 Incentive Plan includes a minimum reserve of $1,500,000 for bonuses based exclusively on individual performance. We must achieve more than 80% of our revenue target along with a minimum Adjusted EBITDA threshold in order for the cash pool to be funded. Funding of the cash pool in H1 is scheduled to reach 60% if we achieve approximately 90% of our base revenue target in addition to an Adjusted EBITDA target. If we achieve 100% of the base revenue plan and a more aggressive Adjusted EBITDA target, then the H1 pool will be funded at 100% of the potential cash pool. The funding of the plan at these levels would be $900,000 and $1,500,000, respectively, for H1 and $1,300,000 and $2,200,000, respectively, for the full year (H2). The discretionary portion of the cash bonus is $880,000 and $1,320,000 for H1 and the full year (H2), respectively. In keeping with the structure of cash 2013 Incentive Plan, the 2014 Incentive Plan includes the potential for achievement of stretch goals which would result in funding of additional cash bonus as well as additional equity grants to reward extraordinary company performance. It is anticipated that the Board will evaluate H1 performance in the third quarter of 2014 and full year performance in the first quarter of 2015.

Named Executive Officer	Annual Target Cash Award Opportunity
Scott Painter	$450,000
Michael Guthrie	300,000
Michael Dunn	240,000

Named Executive Officer	Annual Target Equity Award Opportunity
Scott Painter	1,000,000
Michael Guthrie	N/A	*
Michael Dunn	N/A	*

*
No equity target established for executive.

Outstanding Equity Awards at Fiscal Year-End

          The following table presents certain information concerning equity awards held by our named executive officers as of December 31, 2013.

	Option Awards
			Number of Securities Underlying Unexercised Options
	Vesting Commencement Date					Option Exercise Price	Option Expiration Date
Name			Exercisable		Unexercisable
Scott Painter	1/1/2014	(1)	841,945	(2)(3)	—	$5.92	10/22/2023
	5/2/2013	(1)	196,165	(2)(3)	—	$5.28	5/2/2023
	2/22/2013	(1)	588,495	(2)(3)	—	$5.28	2/22/2023
	2/14/2012	(1)	845,857	(2)(3)	—	$7.67	2/14/2022
	2/15/2012	(1)	539,944	(2)(3)	—	$2.37	6/14/2021
	2/17/2011	(1)	800,600	(2)(3)	—	$1.89	2/17/2021
	10/2/2010	(4)	500,000	(3)	—	$1.41	7/15/2020
	6/1/2010	(1)	1,000,000	(2)(3)	—	$1.41	7/15/2020
	11/19/2009	(4)	600,000	(3)	—	$0.55	11/19/2019
	1/22/2009	(4)	1,008,836	(3)	—	$0.55	4/26/2019
	8/21/2007	(4)	1,166,666	(3)	—	$0.33	8/20/2017
	8/1/2007	(4)	666,666	(3)	—	$1.02	5/01/2017
	5/1/2007	(4)	650,716	(3)	—	$0.24	5/01/2017
Michael Guthrie	1/1/2014	(1)	175,000	(2)(3)	—	$5.92	10/22/2023
	6/26/2013	(7)	271,315	(2)(3)	—	$5.28	6/26/2023
	5/2/2013	(1)	50,000	(2)(3)	—	$5.28	5/2/2023
	7/31/2013	(4)	17,642	(3)	—	$5.28	2/22/2023
	2/22/2013	(1)	100,000	(2)(3)	—	$5.28	2/22/2023
	1/3/2012	(5)	50,000	(2)(3)	—	$7.67	2/14/2022
	1/3/2012	(4)	100,000	(2)(3)	—	$7.67	2/14/2022
	1/3/2012	(6)	450,000	(2)(3)	—	$7.67	2/14/2022
Michael Dunn	1/1/2014	(1)	35,000	(2)(3)	—	$5.92	10/22/2023
	7/30/2013	(1)	350,000	(2)(3)	—	$5.28	5/2/2023

(1)
One forty-eighth of the shares subject to the option vest on the one month anniversary of the Vesting Commencement Date and one forty-eighth of the shares subject to the option vest monthly thereafter, subject to continued service to us.

(2)
The option is subject to an early exercise provision and is immediately exercisable. Early-exercised options are subject to repurchase by us at the original exercise price, which right lapses pursuant to the option's vesting schedule.

(3)
The option is subject to a net exercise provision.

(4)
The option is fully vested and immediately exercisable.

(5)
One hundred percent of the shares subject to the option will vest upon our achievement of goals relating to annual revenue or annual Adjusted EBITDA targets measured on a rolling six month basis, provided that such achievement occurs by December 31, 2014.

(6)
One-sixteenth of the shares subject to the option vest on the three-month anniversary of the Vesting Commencement Date and one forty-eighth of the shares subject to the option vest monthly thereafter, subject to continued service to us.

(7)
One-fourth of the shares subject to the option vest on the one year anniversary of the Vesting Commencement Date and one forty-eighth of the shares subject to the option vest monthly thereafter, subject to continued service to us.

Employee Benefits and Stock Plans

2014 Equity Incentive Plan

          Our board of directors has adopted, and prior to the effectiveness of this offering, we expect our stockholders to approve, our 2014 Equity Incentive Plan, or the 2014 Plan. Subject to stockholder approval, the 2014 Plan will be effective one business day prior to the effective date of the registration statement of which this prospectus forms a part but is not expected to be utilized until after the completion of this offering. Our 2014 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants.

          Authorized Shares.    The shares to be reserved for issuance under our 2014 Plan will include (i) shares that, as of the registration date, have been reserved but not issued pursuant to any awards granted under the 2005 Stock Plan, plus (ii) shares subject to stock options or similar awards granted under the 2005 Stock Plan or 2008 Stock Plan that, after the registration date, expire or terminate without having been exercised in full and shares issued pursuant to awards granted under the 2005 Stock or 2008 Stock Plan that after the completion of this offering are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2014 Plan pursuant to (i) of this sentence is                  shares and provided that the maximum number of shares that may be added to the 2014 Plan pursuant to (ii) of this sentence is                  shares), of which no awards are issued and outstanding. In addition, shares may become available under the 2014 Plan under the following two paragraphs.

          The number of shares available for issuance under the 2014 Plan will also include an annual increase on the first day of each fiscal year beginning in 2015, equal to the least of:

  •
                         shares;

  •
                        % of the outstanding shares of common stock on the last day of our immediately preceding fiscal year; or

  •
  such other amount as our board of directors may determine.

          If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2014 Plan.

With respect to stock appreciation rights, the net shares issued will cease to be available under the 2014 Plan and all remaining shares will remain available for future grant or sale under the 2014 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2014 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under our 2014 Plan.

          Plan Administration.    Our board of directors or one or more committees appointed by our board of directors, will administer the 2014 Plan. We anticipate that the compensation committee of our board of directors will administer our 2014 Plan. In the case of awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. In addition, if we determine it is desirable to qualify transactions under the 2014 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2014 Plan, the administrator will have the power to administer the plan, including but not limited to, the power to interpret the terms of the 2014 Plan and awards granted thereunder, to create, amend and revoke rules relating to the 2014 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator will also have the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type, which may have a higher or lower exercise price or different terms, awards of a different type or cash.

          Stock Options.    Stock options may be granted under the 2014 Plan. The exercise price of options granted under our 2014 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The 2014 Plan permits options to be granted with lower exercise prices only in connection with certain transactions. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised after the expiration of its term. Subject to the provisions of our 2014 Plan, the administrator determines the other terms of options.

          Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2014 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation right agreement. However, in no event may a stock appreciation right be exercised after the expiration of its term. Subject to the provisions of our 2014 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

          Restricted Stock.    Restricted stock may be granted under our 2014 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2014 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us; provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

          Restricted Stock Units.    Restricted stock units may be granted under our 2014 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2014 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria, which may include accomplishing specified performance criteria or continued service to us, and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

          Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2014 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance unit or performance share. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

          Outside Directors.    Our 2014 Plan will provide that all non-employee directors will be eligible to receive all types of awards, except for incentive stock options, under the 2014 Plan. Our 2014 Plan provides that in any given fiscal year, a non-employee director may not receive under the 2014 Plan (i) cash-settled awards having a grant date fair value greater than $750,000, increased to $1,500,000 in connection with her or her initial service; and (ii) stock-settled awards having a grant date fair value greater than $750,000, increased to $1,500,000 in connection with his or her initial service, in each case, as grant fair value is determined under generally accepted accounting principles.

          Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2014 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

          Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2014 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2014 Plan and the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2014 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such proposed transaction.

          Merger or Change in Control.    Our 2014 Plan will provide that in the event of a "merger" or "change in control," as defined under the 2014 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at         % of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at         % of target levels, and all other terms and conditions met.

          Amendment, Termination.    The administrator will have the authority to amend, suspend or terminate the 2014 Plan, provided such action does not impair the existing rights of any participant. Our 2014 Plan will automatically terminate in 2024, unless we terminate it sooner.

Amended and Restated 2005 Stock Plan

          Our board of directors and our stockholders adopted our 2005 Stock Plan in April 2005. Our 2005 Stock Plan was most recently amended in February 2014.

          Authorized Shares.    Our 2005 Stock Plan will be terminated in connection with this offering, and, accordingly, no further shares will be available for issuance under this plan. Our 2005 Stock Plan will continue to govern outstanding awards granted thereunder. As of September 30, 2013, options to purchase 23,250,251 shares of our common stock remained outstanding under the 2005 Stock Plan.

          Plan Administration.    Our board of directors, or a committee thereof appointed by our board of directors has the authority to administer our 2005 Stock Plan. Subject to the provisions of the 2005 Stock Plan, the administrator has the power to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price (if any), the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration and the terms of the award agreement for use under the 2005 Stock Plan. The administrator also has the authority, subject to the terms of the 2005 Stock Plan, to institute an exchange program under which (i) outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have lower exercise prices and different terms), awards of a different type or cash, or (ii) the exercise price of an outstanding award is reduced, to prescribe rules and regulations pertaining to the 2005 Stock Plan, including establishing sub-plans for the purposes of satisfying applicable foreign laws, and to construe and interpret the 2005 Stock Plan and awards granted thereunder.

          Stock Options.    Stock options may be granted under the 2005 Stock Plan. The exercise price per share of incentive stock options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The exercise price per share of nonstatutory stock options must equal at least 85% of the fair market value per share of our common stock on the date of grant (or 110% of the fair market value per share of our common stock on the date of grant if the individual receiving the option owns stock representing more than 10% of the voting power of all classes of stock of the Company (or any parent or subsidiary of the Company) at the time of grant). The term of an option may not exceed ten years. An incentive stock option held by an employee who owns more than 10% of the voting power of all classes of stock of the Company (or any parent or subsidiary of the Company) at the time of grant, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The 2005 Stock Plan permits options to be granted with lower exercise prices only in connection with certain transactions. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, promissory note, other shares, consideration received under a cashless exercise program, or such other consideration or method of payment to the extent permitted by applicable law. Except for options granted to officers, directors and consultants, options will become exercisable at a rate of no less than 20% per year over 5 years from the date of the option grant. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, within thirty days of termination or such longer period of time as stated in his or her option agreement. If termination is due to death or disability, the option will remain exercisable, to the extent vested as of such date of termination, for six months or such longer period of time as stated in his or her option agreement. However, in no event may an option be exercised later than the expiration of its term.

          Stock Purchase Rights.    Stock purchase rights may be granted under the 2005 Stock Plan. Stock purchase rights may be issued either alone, in addition to, or in tandem with other awards granted under the 2005 Stock Plan or cash awards made outside of the 2005 Stock Plan. After the administrator determines that it will offer stock purchase rights under the 2005 Stock Plan, it will advise the offeree in writing or electronically of the terms, conditions and restrictions related to the offer, including the number of shares that such person will be entitled to purchase, the price to be paid, and the time within which such person must accept the offer. The offer will be accepted by execution of a restricted stock purchase agreement in a form determined by the administrator. The per share purchase price for stock purchase rights will be such price, if any, as is determined by the administrator. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant the Company a repurchase option exercisable within 90 days of the voluntary or involuntary termination of the purchaser's service with the Company for any reason (including death or disability). The repurchase option will lapse at such rate as the administrator may determine, provided that except with respect to shares purchased by officers, directors and consultants, the repurchase option will in no case lapse at a rate of less than 20% per year over 5 years from the date of purchase. The restricted stock purchase agreement will contain such other terms, provisions and conditions not inconsistent with the terms of the 2005 Stock Plan as may be determined by the administrator in its sole discretion.

          Transferability of Awards.    Unless the administrator provides otherwise, our 2005 Stock Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise such an award during his or her lifetime.

          Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2005 Stock Plan, the administrator will adjust the number and class of shares that may be delivered under our 2005 Stock Plan or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all unexercised awards will terminate immediately prior to the consummation of such proposed transaction.

          Merger or Change of Control.    Our 2005 Stock Plan provides that in the event of a merger or change in control, as defined therein, each outstanding award will be treated as the administrator determines, and unless determined otherwise by the administrator, will be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation in a merger or change in control refuses to assume or substitute for the award, then the participant will fully vest in and have to right to exercise the award that is not assumed or substituted as to all of the award (including shares as to which it would not otherwise be vested or exercisable). If an award is not assumed or substituted for in connection with a merger or change in control, the administrator will notify the participant in writing or electronically that the award will be fully exercisable for a period of time as determined by the administrator in its sole discretion and the award will terminate upon expiration of such period for no consideration, unless otherwise determined by the administrator.

          Amendment; Termination.    Our board of directors may amend, alter, suspend or terminate the 2005 Stock Plan at any time, provided that such amendment, alteration, suspension or termination does not impair the rights of any participant without the participant's written consent. As noted above, upon the completion of this offering, the 2005 Stock Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2008 Stock Plan

          In connection with the Company's reorganization in June 2010, our board of directors approved the assumption of the 2008 Stock Plan and all equity awards issued thereunder on May 14, 2010. Our 2008 Stock Plan was most recently amended in October 2013. No additional awards may be granted under the 2008 Stock Plan.

          Authorized Shares.    As noted above, no additional awards may be granted under the 2008 Stock Plan. Our 2008 Stock Plan will continue to govern outstanding awards granted thereunder. As of December 31, 2013, options to purchase 589,692 shares of our common stock remained outstanding under the 2008 Stock Plan.

          Plan Administration.    Our board of directors, or a committee thereof appointed by our board of directors has the authority to administer our 2008 Stock Plan. Subject to the provisions of the 2008 Stock Plan, the administrator has the power to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price (if any), the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration and the terms of the award agreement for use under the 2008 Stock Plan. The administrator also has the authority, subject to the terms of the 2008 Stock Plan, to institute an exchange program under which (i) outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have lower exercise prices and different terms), awards of a different type or cash, or (ii) the exercise price of an outstanding award is reduced, to prescribe rules and regulations pertaining to the 2008 Stock Plan, including establishing sub-plans for the purposes of satisfying applicable foreign laws, and to construe and interpret the 2008 Stock Plan and awards granted thereunder.

          Stock Options.    Stock options may be granted under the 2008 Stock Plan. The exercise price per share of incentive stock options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The exercise price per share of nonstatutory stock options must equal at least 85% of the fair market value per share of our common stock on the date of grant (or 110% of the fair market value per share of our common stock on the date of grant if the individual receiving the option owns stock representing more than 10% of the voting power of all classes of stock of the Company (or any parent or subsidiary of the Company) at the time of grant). The term of an option may not exceed ten years. An incentive stock option held by an employee who owns more than 10% of the voting power of all classes of stock of the Company (or any parent or subsidiary of the Company) at the time of grant, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The 2008 Stock Plan permits options to be granted with lower exercise prices only in connection with certain transactions. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, promissory note, other shares, consideration received under a cashless exercise program, or such other consideration or method of payment to the extent permitted by applicable law. Except for options granted to officers, directors and consultants, options will become exercisable at a rate of no less than 20% per year over 5 years from the date of the option grant. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, within thirty days of termination or such longer period of time as stated in his or her option agreement. If termination is due to death or disability, the option will remain exercisable, to the extent vested as of such date of termination, for six months or such longer period of time as stated in his or her option agreement. However, in no event may an option be exercised later than the expiration of its term.

          Stock Purchase Rights.    Stock purchase rights may be granted under the 2008 Stock Plan. Stock purchase rights may be issued either alone, in addition to, or in tandem with other awards granted under the 2008 Stock Plan or cash awards made outside of the 2008 Stock Plan. After the administrator determines that it will offer stock purchase rights under the 2008 Stock Plan, it will advise the offeree in writing or electronically of the terms, conditions and restrictions related to the offer, including the number of shares that such person will be entitled to purchase, the price to be paid, and the time within which such person must accept the offer. The offer will be accepted by execution of a restricted stock purchase agreement in a form determined by the administrator. The per share purchase price for stock purchase rights will be such price, if any, as is determined by the administrator. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant the Company a repurchase option exercisable within 90 days of the voluntary or involuntary termination of the purchaser's service with the Company for any reason (including death or disability). The repurchase option will lapse at such rate as the administrator may determine, provided that except with respect to shares purchased by officers, directors and consultants, the repurchase option will in no case lapse at a rate of less than 20% per year over 5 years from the date of purchase. The restricted stock purchase agreement will contain such other terms, provisions and conditions not inconsistent with the terms of the 2008 Stock Plan as may be determined by the administrator in its sole discretion.

          Transferability of Awards.    Unless the administrator provides otherwise, our 2008 Stock Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise such an award during his or her lifetime.

          Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2008 Stock Plan, the administrator will adjust the number and class of shares that may be delivered under our 2008 Stock Plan or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all unexercised awards will terminate immediately prior to the consummation of such proposed transaction.

          Merger or Change of Control.    Our 2008 Stock Plan provides that in the event of a merger or change in control, as defined therein, each outstanding award will be treated as the administrator determines, and unless determined otherwise by the administrator, will be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation in a merger or change in control refuses to assume or substitute for the award, then the participant will fully vest in and have to right to exercise the award that is not assumed or substituted as to all of the award (including shares as to which it would not otherwise be vested or exercisable). If an award is not assumed or substituted for in connection with a merger or change in control, the administrator will notify the participant in writing or electronically that the award will be fully exercisable for a period of time as determined by the administrator in its sole discretion and the award will terminate upon expiration of such period for no consideration, unless otherwise determined by the administrator.

          Amendment; Termination.    Our board of directors may amend, alter, suspend or terminate the 2008 Stock Plan at any time, provided that such amendment, alteration, suspension or termination does not impair the rights of any participant without the participant's written consent. As noted above, no further awards may be granted under the 2008 Stock Plan. All outstanding awards continue to be governed by their existing terms.

401(k) Plan

          We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. All participants' interests in their deferrals are 100% vested when contributed. In 2012, we made matching contributions into the 401(k) plan of 100% of the first 3% of compensation contributed by the participant. Our matching contributions are fully vested after 4 years with 25% vesting annually. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The 401(k) plan is intended to qualify under Section 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

Limitation on Liability and Indemnification Matters

          Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

          If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

          In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into an indemnification agreement with each member of our board of directors, which will be amended prior to the completion of this offering. In addition, we plan to enter into indemnification agreements with each of our officers before the completion of this offering. These agreements will provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

          The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS

          In addition to the director and executive officer compensation arrangements and indemnification arrangements discussed above in the sections titled "Management" and "Executive Compensation" and the registration rights described in the section titled "Description of Capital Stock — Registration Rights," the following is a description of each transaction since January 1, 2011 and each currently proposed transaction in which:

  •
  we have been or are to be a participant;

  •
  the amount involved exceeded or exceeds $120,000; and

  •
  any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Strategic Relationships

USAA

          A member of our board of directors, Victor Pascucci III, is the current Managing Director, Corporate Development at USAA, our largest stockholder and most significant affinity group marketing partner. As of December 31, 2013, USAA beneficially owned 22.0% of our common stock. See "Principal Stockholders." We have entered into a series of commercial service and maintenance arrangements (collectively, the "Service and Maintenance Agreement") with USAA. Pursuant to these arrangements, we provide USAA with certain web based services, including an Internet accessible platform for automobile shopping, purchasing, insuring, financing and personal vehicle sales as such program is developed, changed and delivered for USAA members (the "USAA Auto Program"), and associated enablement, implementation, maintenance, project management and customization services. From time to time, we have provided marketing services to promote USAA membership, certain dealer incentive programs and loan subvention programs and have subsidized loan rate discount programs for USAA members who meet certain conditions. USAA markets the USAA Auto Program, related programs and our technology to its members and prospects, works with us to determine what USAA marketing and publicity is needed to further expand and grow the USAA Auto Program and promotes to its members certain dealer incentive programs. Under the Service and Maintenance Agreement, for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2013, 117,396 or 49.0%, 108,863 or 48.9%, and 127,682 or 44.6% of all units purchased by users of TrueCar Certified Dealers were matched to users of the car-buying site we maintain for USAA.

          In connection with the transactions described in the Service and Maintenance Agreement, we have issued to USAA warrants to purchase shares of our common stock. In January 2012, we issued to USAA a warrant to purchase up to 1,564,000 shares of our common stock with an exercise price of $5.30 per share. The shares issuable upon exercise of such warrants are subject to certain performance-based vesting conditions. The vesting conditions are based on the number of cars sold by TrueCar Certified Dealers to our users originating from the USAA Auto Program. The warrant includes a multiplier provision whereby the vesting accelerates faster based on achievement of higher sales milestones within a given month.

Dealertrack

          In October 2011, in exchange for 15,566,037 shares of our common stock and a warrant to purchase up to 6,347,125 shares of our common stock, at an exercise price of $5.30 per share, we acquired ALG from Dealertrack, and Mark O'Neil, President and Chief Executive Officer of Dealertrack, joined our board of directors. Mr. O'Neil resigned from our board of directors in June

2012. In September 2012, Dealertrack exercised the warrant pursuant to a net exercise provision, which resulted in the sale and issuance of 35,724 shares of our common stock to Dealertrack. In connection with the acquisition of ALG, we have entered into a series of commercial arrangements with Dealertrack.

          Pursuant to a transition services agreement, Dealertrack provided to us and our affiliates, and we provided to Dealertrack, certain services to facilitate the orderly operations of ALG. As of December 31, 2011, all transition services had been completed and we made no payments to Dealertrack and its affiliates during 2011 and 2012.

          Pursuant to a joint marketing agreement, Dealertrack provided us and ALG with account management and joint marketing services to original equipment manufacturers. We paid Dealertrack approximately $0.4 million and $0.3 million during 2012 and the nine months ended September 30, 2013, respectively, as consideration for their services. As of September 30, 2013, all work related to this agreement had been completed.

          Pursuant to certain data and product agreements, Dealertrack continues to receive residual values data and certain products and services from ALG, as a reseller of ALG products and provides us and ALG with certain licensed data, products and services. We have received no revenue under these agreements and have paid Dealertrack, and its affiliates, approximately $1.9 million and $1.1 million during 2012 and the nine months ended September 30, 2013, respectively.

AutoNation, Inc.

          Michael Maroone is the President and Chief Operating Officer of AutoNation, Inc., or AutoNation, and, from July 2011 to May 2012, Mr. Maroone served on our board of directors. We have entered into a series of arrangements with AutoNation for the sharing of data, access to our automotive information and communication platform and data analytics services. We have received payments of approximately $2.0 million, $3.0 million and $3.2 million during 2011, 2012 and the nine months ended September 30, 2013, respectively, from AutoNation, relating to AutoNation's and its dealership affiliates' use of such services.

Private Placements

Common Stock Issuance

          In August and September 2011, we sold and issued 10,660,374 shares of our common stock at a price of $5.30 per share for an aggregate price of approximately $56,499,996.

Preferred Stock Issuance

          In November 2013, we sold and issued 4,285,715 Series A Preferred Stock ("Series A") to Vulcan Capital Growth Equity LLC ("Vulcan"), at a price of $7.00 per share, for an aggregate price of $30.0 million. In addition, we issued to Vulcan a warrant to purchase one million common stock shares at an exercise price of $10.00 per share.

          Purchasers of our common stock include venture capital funds and other companies that hold 5% or more of our capital stock and were represented on our board of directors. The following table summarizes purchases of common stock by these investors:

Name of Stockholder	TrueCar Director	Number of Common Shares	Total Purchase Price
Entities affiliated with Capricorn Investment Group	Ion Yadigaroglu	2,094,806	$11,102,485
USAA	Tom Ferries(1)	1,827,866	9,687,690
Entities affiliated with Upfront Ventures	Steven Dietz	1,320,755	7,000,002

(1)
Mr. Ferries resigned as a member of our board of directors in May 2012.

          In August 2011, in connection with the issuance and sale of our common stock as described above, each share of our outstanding preferred stock was automatically converted into one share of our common stock. Recipients of our common stock pursuant to such conversion include venture capital funds and other companies that held 5% or more of our capital stock and were represented on our board of directors as well as certain of our executive officers and other directors. The following table summarizes the issuance of our common stock to these recipients:

Name	TrueCar Director	TrueCar Officer	Number of TrueCar Common Shares Issued Upon Conversion
Entities affiliated with Anthem Ventures	Brian Mesic(1)	No	7,656,231	(2)
Entities affiliated with Capricorn Investment Group	Ion Yadigaroglu	No	9,779,981
USAA	Tom Ferries(3)	No	13,670,279
Entities affiliated with Upfront Ventures	Steven Dietz	No	10,223,212
Scott Painter	Yes	Yes	636,943
James Nguyen	No	Yes	3,413

(1)
Mr. Mesic resigned as a member of our board of directors in October 2011.

(2)
Includes 14,902 shares received by Mr. Mesic.

(3)
Mr. Ferries resigned as a member of our board of directors in May 2012.

Bridge Financing and Common Stock Issuance

          In May 2012, we entered into a Note Purchase Agreement with certain of our existing stockholders pursuant to which we issued subordinated secured convertible promissory notes in an aggregate principal amount of $23,132,878. The subordinated secured convertible promissory notes were secured by substantially all of our personal property, including intellectual property, and accrued interest at the rate of 10% per annum. Purchasers of the subordinated secured convertible promissory notes include venture capital funds and other companies that hold 5% or more of our capital stock and were represented on our board of directors. The following table summarizes purchases of the subordinated secured convertible promissory notes by these purchasers:

Name of Stockholder	TrueCar Director	Principal Amount of Notes
Entities affiliated with Capricorn Investment Group	Ion Yadigaroglu	$6,089,601
Entities affiliated with Upfront Ventures	Steven Dietz	1,000,000
USAA Property Holdings, Inc.	Victor Pascucci	10,642,182

          In May 2013, all outstanding principal and interest accrued on the subordinated secured convertible promissory notes converted into 5,334,618 shares of common stock at a conversion price of $4.77 per share. Entitles that received common stock upon conversion of these notes include venture capital funds and other companies that hold 5% or more of our capital stock and were represented on our board of directors. The following table summarizes the conversion of each purchaser's subordinated secured convertible promissory notes into shares of common stock:

Name of Stockholder	TrueCar Director	Aggregate Unpaid Principal and Accrued Interest under the Note	Aggregate Number of Common Shares Received upon Conversion
Entities affiliated with Capricorn Investment Group	Ion Yadigaroglu	$6,698,544	1,404,307
Entities affiliated with Upfront Ventures	Steven Dietz	1,099,995	230,607
USAA Property Holdings, Inc.	Victor Pascucci	11,686,600	2,450,021

Transactions with our Executive Officers

          From time to time, we have made loans to Scott Painter, our Founder, Chief Executive Officer, and Chairman of our board of directors. Principal and accrued interest under these loans was approximately $3,444,965, $3,522,067 and $3,580,258 as of December 31, 2011, 2012 and September 30, 2013, respectively. All amounts owed to us under such loans have been repaid in full.

          Pursuant to the Painter Employment Agreement, Mr. Painter had the right to sell up to $1,000,000 of his vested common stock to us at the fair market value per share as determined by our board of directors, its compensation committee, or their delegate; provided that Mr. Painter could sell only those shares of common stock that Mr. Painter owned, and which had been vested, for at least six months prior to the date of sale. If Mr. Painter exercised such right within the allotted time period, then we would grant Mr. Painter a stock option to purchase a number of shares of our common stock equal to the number of shares Mr. Painter sold to us, provided Mr. Painter remained our Chief Executive Officer as of such date. These rights were also contingent upon our achievement of goals relating to certain cash or Adjusted EBITDA targets within the allotted time period. Mr. Painter exercised these rights in December 2013, and we repurchased 168,634 shares of our common stock from Mr. Painter for $5.93 per share, or an aggregate purchase price of $999,999.62, and granted to Mr. Painter a stock option to purchase 168,634 shares of our common stock at an exercise price of $5.93 per share. See also "— Repurchases of Our Securities."

          In addition, pursuant to the terms of the Painter Employment Agreement, Mr. Painter has the pro rata right to maintain his percentage of equity ownership on a fully diluted, as converted basis, which right will end on the earlier to occur of an initial public offering or a change of control (as such terms are defined in the Painter Employment Agreement and summarized under "Executive Compensation — Executive Employment Arrangements — Scott Painter").

          In October 2011, we made a loan to Lawrence Dominique, our Executive Vice President, Industry Solutions. Principal and accrued interest under such loan was approximately $151,737, $150,386 and $152,186 as of December 31, 2011, 2012 and September 30, 2013, respectively. All amounts owed to us under such loan have been repaid in full.

Acquisition of Honk LLC

          Thomas Taira, our co-founder and Executive Vice President, Product, co-founded and served as Chief Executive Officer of Honk LLC (Honk), which we acquired in April 2011, at which time Mr. Taira rejoined our executive team. Our acquisition of Honk's business was effected through an asset purchase agreement, providing for the purchase and sale of substantially all of the assets of Honk in exchange for our issuance to Honk of 595,972 shares of our common stock, 870,441 shares of our restricted common stock, a warrant to purchase 8,586 shares of our common stock at an exercise price of $0.01 per share, and our assumption of certain liabilities. Of the restricted shares issued, 470,441 were subject to a two-year monthly vesting period, and 400,000 were subject to a four-year monthly vesting period. We also entered into an offer letter with Mr. Taira in connection with his agreement to join us effective upon the closing of the acquisition.

Repurchases of Our Securities

          In April 2011, we repurchased 820,290 shares of our common stock from Scott Painter, our Founder, Chief Executive Officer and Chairman of the Board, for $1.41 per share or an aggregate purchase price of $1,156,609.

          In November 2011, we made the following repurchases of our common stock: 300,000 shares from Chris Porch, our former Chief Operating Officer; 40,000 shares from Robert Buce, a member of our board; 100,000 shares from Stewart Easterby, our Executive Vice President of Operations; and 83,928 shares from Thomas Taira, our Executive Vice President of Product. The aggregate purchase price for each transaction was $1,590,000, $212,000, $530,000 and $444,818, respectively.

          In December 2011, we repurchased 1,677,641 shares of our common stock from Anthem Ventures Annex Fund, LP, a venture capital fund that holds 5% or more of our capital stock and is represented on our board, for $5.30 per share or an aggregate purchase price of $8,891,497.

          In October 2012, we repurchased 165,416 shares of common stock from Mr. Painter for $3.00 per share or an aggregate purchase price of $496,248.

          In December 2012, we repurchased 195,121 shares of our common stock from Mr. Painter for $5.33 per share or an aggregate purchase price of $1,039,995.

          In December 2013, we repurchased 168,634 shares of our common stock from Mr. Painter for $5.93 per share or an aggregate purchase price of $1,000,000.

Investor Rights Agreement

          In November 2013, in connection with our Series A Preferred Stock financing, we entered into an amended and restated investors' rights agreement with Vulcan Capital Growth Equity LLC and certain holders of our common stock, including entities affiliated with Anthem Ventures, United

Services Automobile Association, Capricorn Investment Group and Upfront Ventures, which each hold 5% or more of our capital stock and of which certain of our directors are affiliated. Such agreement provides, among other things, for certain rights relating to the registration of their shares, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see "Description of Capital Stock — Registration Rights."

Stockholders Agreements

Right of First Refusal and Co-Sale Agreement

          We are a party to an amended and restated right of first refusal and co-sale agreement with certain holders of our capital stock, including entities with which certain of our directors are affiliated, which imposes restrictions on the transfer of our capital stock. Upon the closing of this offering, the right of first refusal and co-sale agreement will terminate and the restrictions on the transfer of our capital stock set forth in this agreement will no longer apply.

Voting Agreement

          We are party to a voting agreement under which certain holders of our capital stock, including entities with which certain of our directors are affiliated, have agreed to vote their shares on certain matters, including with respect to the election of directors. Upon the closing of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the voting of capital stock of the company.

Other Transactions

          Steven Hansen served as our President and Chief Operating Officer for a period ending in May 2012. In connection with Mr. Hansen's departure, we entered into a separation agreement and release of claims with Mr. Hansen (the "Separation Agreement"). Pursuant to the terms of the Separation Agreement, Mr. Hansen received severance benefits in the form of salary continuation through March 28, 2013 (the "Hansen Severance Period") based on an annual base salary rate of $250,000. Additionally, we accelerated the vesting of Mr. Hansen's options by an aggregate of 1,089,707 shares, extended the cancellation period of his vested options through July 21, 2013 and Mr. Hansen was permitted to exercise any of his vested options through a net exercise. We also agreed to reimburse Mr. Hansen for payments he made for COBRA coverage for up to the length of the Hansen Severance Period and he received a pro-rated semi-annual bonus and year-end bonus, totaling $30,055. Finally, Mr. Hansen received certain items of furniture that were in the apartment previously provided for his use in lieu of reimbursement for business expenses.

          In June 2013, we entered into a related agreement and release pursuant to which we paid Mr. Hansen a lump sum of $2 million, less applicable withholdings, and cancelled all of his vested stock options in settlement of certain claims and allegations made against us in connection with his proposed transfer of his shares.

Policies and Procedures for Related Party Transactions

          Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

          The following table sets forth information regarding beneficial ownership of our common stock as of February 13, 2014, as adjusted to reflect the shares of common stock to be issued and sold by us in this offering, by:

  •
  each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all executive officers and directors as a group.

          We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 13, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

          We have based percentage ownership of our common stock prior to this offering on 94,293,794 shares of our common stock outstanding as of February 13, 2014. Percentage ownership of our common stock after this offering assumes our sale of                                        shares of common stock in this offering.

          Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o TrueCar, Inc., 120 Broadway, Suite 200, Santa Monica, California 90401.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholders:
Entities affiliated with United Services Automobile Association(1)	26,187,011	26.24
Entities affiliated with Capricorn Investment Group(2)	15,124,268	16.04
Entities affiliated with Upfront Ventures(3)	14,378,006	15.25
Scott Painter(4)	12,324,662	11.79
Entities affiliated with Anthem Ventures(5)	8,790,311	9.32
Vulcan Capital Growth Equity LLC (6)	8,666,163	9.09
Peppy Capital Partners — 2.5, LP (7)	6,246,098	6.62
Named Executive Officers and Directors:
Scott Painter(4)	12,324,662	11.79
Michael Guthrie(8)	1,303,957	1.36
Michael Dunn(9)	400,000	*
Abhishek Agrawal(10)	5,311	*
Todd Bradley(11)	18,723	*
Robert Buce(12)	663,271	*
Steven Dietz(13)	14,425,444	15.30
Thomas Gibson(14)	57,796	*
John Krafcik	—	—
Victor Pascucci III	—	—
Ion Yadigaroglu(15)	15,129,579	16.04
All executive officers and directors as a group (16 persons)(16)	51,803,243	45.55

(*)
Represents beneficial ownership of less than 1%.

(1)
Consists of (i) 18,250,767 shares held of record by United Services Automobile Association ("USAA"), (ii) 4,427,705 shares pursuant to outstanding warrants held of record by USAA that are exercisable within 60 days of February 13, 2014, (iii) 1,058,518 shares, subject to certain performance-based vesting conditions, pursuant to outstanding warrants held of record by USAA that are exercisable within 60 days of February 13, 2014 and (iv) 2,450,021 shares held of record by USAA Property Holdings, Inc. ("UPHI"). UPHI is a wholly owned subsidiary of USAA and the members of UPHI's board of directors are also officers of USAA. Victor Pascucci, one of our directors, is an employee of USAA and has no voting or dispositive power over the shares held by USAA. The address for these entities is 9800 Fredericksburg Road, San Antonio, Texas 78288.

(2)
Consists of (i) 11,958,500 shares held of record by Pacific Sequoia Holdings LLC, ("PSHL") (ii) 1,275,676 shares held of record by The Skoll Foundation ("Foundation"), (iii) 1,088,131 held of record by The Skoll Fund ("Fund"), (iv) 385,594 shares held of record by Capricorn S.A. SICAV — SIF Global Non-Marketable Strategies Sub-Fund ("Capricorn SA"), (v) 311,739 shares held of record by Capricorn AIP — Private Investment Fund I, L.P. ("Capricorn AIP"), (vi) 48,977 shares held of record by HIT Splitter, L.P. ("HSLP"), (vii) 43,560 shares held of record by Carthage, L.P. ("Carthage") and (viii) 12,091 shares held of record by

  Capricorn Investment Group LLC ("Capricorn Group"). Capricorn Group serves as the investment manager for the Foundation, the Fund, Capricorn SA, Capricorn AIP, HSLP, Carthage and Capricorn Group, provides investment advice under an investment advisory services agreement for PHSL and may be deemed to have shared voting and investment control over shares held by Capricorn Group. Capricorn Group also serves as the investment manager for the Foundation, the Fund, Capricorn SA, Capricorn AIP, HSLP, Carthage, Capricorn Group and PSHL. Capricorn Group is the general partner of HSLP and Carthage and has sole voting and investment control over the shares held by PSHL, Capricorn SA and Capricorn AIP. Capricorn Group is a registered investment advisor with the Securities and Exchange Commission with its ownership information publically available on Form ADV. Each of the partners may be deemed to share voting and investment control with respect to the shares held by PSHL, Foundation, Fund, Capricorn SA, Capricorn AIP, HSLP and Carthage. The address of these entities is c/o Capricorn Investment Group LLC, 250 University Avenue, Palo Alto, California 94301.

(3)
Consists of (i) 7,708,211 shares held of record by Upfront II, L.P., a Delaware limited partnership, (ii) 2,918,065 shares held of record by Upfront III, L.P., a Delaware limited partnership, (iii) 2,251,890 shares held of record by Upfront GP II, L.P., a Delaware limited partnership, (iv) 838,873 shares held of record by Upfront II Investors, L.P., a Delaware limited partnership, (v) 309,305 shares held of record by Upfront GP III, L.P., a Delaware limited partnership, (vi) 209,096 shares held of record by Upfront II Partners, L.P., a Delaware limited partnership, (vii) 94,728 shares held of record by Upfront III Investors, L.P., a Delaware limited partnership and (viii) 47,838 shares held of record by Upfront III Partners, L.P., a Delaware limited partnership. The address for each of these entities is c/o Upfront Ventures, 2121 Avenue of the Stars, Suite 1630, Los Angeles, California 90067.

(4)
Consists of (i) 2,063,440 shares held of record by Mr. Painter, (ii) 4,721 shares held of record by Mr. Painter as Custodian for Indy Painter Under the California Uniform Transfers to Minors Act, (iii) 4,721 shares held of record by Mr. Painter as Custodian for Luke Painter Under the California Uniform Transfers to Minors Act, (iv) 4,721 shares held of record by Mr. Painter as Custodian for Noah Painter Under the California Uniform Transfers to Minors Act, (v) 4,721 shares held of record by Mr. Painter as Custodian for Zoe Painter under the California Uniform Transfers to Minors Act, and (vi) 10,242,338 shares exercisable within 60 days of February 13, 2014, of which 7,122,282 shares will be fully vested.

(5)
Consists of (i) 5,155,530 shares held of record by Anthem Ventures Fund, L.P. ("AVF"), (ii) 3,081,194 held of record by Anthem Ventures Annex Fund, LP ("AVAF"), (iii) 338,045 shares held of record by TC Profits, L.P. ("TC"), and (iv) 215,542 shares held of record by Anthem/MIC strategic Partners, L.P., collectively, with AVF and AVAF, referred to as Anthem Venture Partners. Anthem Venture Investors LLC is the sole general partner of AVF and Anthem Annex Investors LLC is the sole general partner of AVAF. Public Venture Investors LLC is the sole and general partner of TC. The investment committee of Anthem Venture Partners consists of Bill Woodward, Brian Mesic and Claudia L. Llanos. The investment committee members share voting and investment power with respect to the shares held by each fund. The address for each of these entities is c/o Anthem Venture Partners, 225 Arizona Avenue, Suite 200, Santa Monica, California 90402.

(6)
Consists of (i) 7,666,163 shares held of record by Vulcan Capital Growth Equity LLC ("Vulcan") and (ii) 1,000,000 shares of Common Stock pursuant to an outstanding warrant held of record by Vulcan that are exercisable within 60 days of February 13, 2014. Cougar Investment Holdings LLC is the managing member of Vulcan Capital Growth Equity LLC. Paul Allen is the sole stockholder of Cougar Investment Holdings LLC and, as such, possesses sole voting and investment power. The address for each of these entities is c/o Vulcan Capital Growth Equity LLC, 505 Fifth Avenue S., Suite 900, Seattle, Washington 98104.

(7)
Consists of 6,246,098 shares held of record by Peppy Capital Partners — 2.5, LP ("PCP"). SEABEC Inc. ("SEABEC"), the general partner of PCP, may be deemed to have sole voting and dispositive power with respect to the shares held of record by PCP. Tony Davis, as President of SEABEC, may be deemed to have sole voting and dispositive power with respect to the shares held by PCP. Steven Dietz, one of our directors, is a limited partner of PCP and has no voting or dispositive power over the shares held by PCP. The address for PCP is c/o SEABEC Inc., 15880 Seabec Circle, Pacific Palisades, California 90272.

(8)
Consists of 1,303,957 shares exercisable within 60 days of February 13, 2014, of which 313,058 shares will be fully vested as of April 14, 2014.

(9)
Consists of 400,000 shares exercisable within 60 days of February 13, 2014, of which 58,958 shares will be fully vested as of April 14, 2014.

(10)
Consists of 5,311 shares exercisable within 60 days of February 13, 2014, all of which will be fully vested as of April 14, 2014.

(11)
Consists of (i) 1,293 shares held of record and (ii) 17,430 shares exercisable within 60 days of February 13, 2014, all of which will be fully vested as of April 14, 2014.

(12)
Consists of (i) 128,956 shares held of record by Mr. Buce and (ii) 534,315 shares exercisable within 60 days of February 13, 2014, all of which will be fully vested as of April 14, 2014.

(13)
Consists of (i) the shares listed in footnote (3) above, which are held by entities affiliated with Upfront Ventures, (ii) 25,671 shares held of record by Mr. Dietz, (iii) 16,456 shares held of record by The Dietz Family Trust for which Mr. Dietz serves as trustee, and (iv) 5,311 shares exercisable within 60 days of February 13, 2014, all of which will be fully vested as of April 14, 2014. Mr. Dietz has sole voting and investment control over the shares held by The Dietz Family Trust.

(14)
Consists of (i) 7,780 shares held of record by Mr. Gibson and (ii) 50,016 shares exercisable within 60 days of February 13, 2014, all of which will be fully vested as of April 14, 2014.

(15)
Consists of (i) the shares listed in footnote (2) above, which are held by entities affiliated with Capricorn Investment Group LLC and (ii) 5,311 shares exercisable within 60 days of February 13, 2014, all of which will be fully exercisable as of April 14, 2014.

(16)
Consists of 32,356,476 shares beneficially owned by our current directors and officers and (ii) 19,446,767 shares exercisable within 60 days of February 13, 2014, of which 12,959,778 shares will be fully vested as of April 14, 2014.

DESCRIPTION OF CAPITAL STOCK

General

          The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and investor rights agreement, that are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of                      shares of common stock, $0.0001 par value per share, and                  shares of undesignated preferred stock, $0.0001 par value per share.

          Assuming the issuance and automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 4,285,715 shares of our common stock, which will occur immediately prior to the completion of this offering, as of September 30, 2013, there were 94,110,989 shares of our common stock outstanding, held by approximately 260 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

          Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

          Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Right to Receive Liquidation Distributions

          In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

          Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Non-Assessable

          All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

          Immediately after the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                      shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options

          As of September 30, 2013, there were 23,250,251 shares of our common stock issuable upon exercise of outstanding stock options pursuant to our 2005 Stock Plan, as amended, with a weighted average exercise price of $2.88 per share. In addition, as of September 30, 2013, there were 589,692 shares of our common stock issuable upon exercise of outstanding stock options pursuant to our 2008 Stock Plan with a weighted average exercise price of $0.26 per share.

Warrants

          As of September 30, 2013, there were 7,896,142 shares of our common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $2.56 per share.

Exclusive Jurisdiction

          Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to the us or the our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us governed by the internal affairs doctrine, in each such case, subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Registration Rights

          After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Seventh Amended and Restated Investors' Rights Agreement, or IRA, dated as of November 22, 2013. We and certain holders of our common stock and Series A Preferred Stock are parties to the IRA. The registration rights set forth in the IRA will expire three years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled "Underwriters" for more information regarding such restrictions.

Demand Registration Rights

          After the completion of this offering, the holders of approximately 89,864,387 shares of our common stock will be entitled to certain demand registration rights so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $7.5 million. 180 days after the completion of this offering, the holders of at least 25% of these shares then outstanding can request that we register the offer and sale of all or any portion of their shares. We are not required to effect more than two demand registrations. If we determine that it would be detrimental to us to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning with 60 days prior to our good faith estimate of the date of the filing of, and ending 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

          After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately 89,864,387 shares of our common stock will be entitled to certain "piggyback" registration rights allowing these holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a demand registration or S-3 registration, (2) a registration relating to a company stock plan, (3) a registration relating to the offer and sale of debt securities, (4) a registration relating to a corporate reorganization or other transaction pursuant to Rule 145 of the Securities Act, and (5) a registration on any form that does not permit secondary sales, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Form S-3 Registration Rights

          After the completion of this offering, the holders of up to approximately 89,864,387 shares of our common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12 month period preceding the date of the request. Additionally, if we determine that it would be detrimental to us to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

          The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

          We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years of the date on which it is sought to be determined whether such person is an "interested stockholder," did own, 15% or more of the corporation's outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

          Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

  •
  Board of Directors Vacancies.  Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

  •
  Classified Board.  Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See "Management — Board Composition" for additional information.

  •
  Stockholder Action; Special Meeting of Stockholders.  Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairman of our Board of Directors, our Chief Executive Officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

  •
  Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder's notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

  •
  No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

  •
  Directors Removed Only for Cause.  Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

  •
  Amendment of Charter Provisions.  Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

  •
  Issuance of Undesignated Preferred Stock.  Our board of directors will have the authority, without further action by the stockholders, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

 Transfer Agent and Registrar

          Upon the completion of this offering, the transfer agent and registrar for our common stock will be                  . The transfer agent and registrar's address is                  . Our shares of common stock will be issued in uncertificated form only, subject to limited circumstances.

Market Listing

          We intend to apply for the listing of our common stock on the                  under the symbol "TRUE."

 SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

          Following the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2013, we will have a total of                  shares of our common stock outstanding. Of these outstanding shares, all of the shares of common stock sold in this offering, plus any shares sold upon exercise of the underwriters' option to purchase up to an additional                  shares of common stock from us in this offering, will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

          The remaining outstanding shares of our common stock will be deemed "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, holders of all or substantially all of our equity securities have entered into or will enter into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of December 31, 2013, shares will be available for sale in the public market as follows:

  •
  beginning on the date of this prospectus, the                  shares of common stock sold in this offering will be immediately available for sale in the public market;

  •
  beginning 181 days after the date of this prospectus,                  additional shares of common stock will become eligible for sale in the public market, of which                  shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

  •
  the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

          We, our officers and directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman, Sachs & Co. and J.P. Morgan Securities LLC may, in their discretion, release any of the securities subject to these lock-up agreements at any time.

 Rule 144

          In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

          In general, under Rule 144, as currently in effect, and upon expiration of the lock-up agreements described above, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after this offering assuming no exercise by the underwriters of their option to purchase up to an additional                  shares of common stock from us in this offering; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

          Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

          Pursuant to an investor rights agreement, the holders of up to 89,864,387 shares of our common stock (including shares issuable upon the conversion of our outstanding convertible preferred stock immediately prior to the completion of this offering), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled "Description of Capital Stock — Registration Rights" for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

 Equity Incentive Plans

          Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2005 Stock Plan, 2008 Stock Plan and 2014 Equity Incentive Plan. The registration statement on Form S-8 will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. See "Executive Compensation — Employee Benefits and Stock Plans" for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

          The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed or subject to differing interpretations, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

          This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances, including the impact of the tax on net investment income imposed by Section 1411 of the Code, or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

  •
  certain former citizens or long-term residents of the United States;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction;

  •
  persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

          In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

          You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

 Non-U.S. Holder Defined

          For purposes of this discussion, you are a non-U.S. holder if, for U.S. federal income tax purposes, you are any holder other than:

  •
  a partnership or other entity treated as a partnership;

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election to be treated as a U.S. person.

Distributions

          As described in the section entitled "Dividend Policy," we do not anticipate making any distributions on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as capital gain as described below under "— Gain on Disposition of Common Stock."

          Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

          Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividends are attributable to a permanent establishment maintained by you in the United States) are includible in your gross income in the taxable year received, and are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

 Gain on Disposition of Common Stock

          You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

  •
  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation," (USRPHC), for U.S. federal income tax purposes.

          We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

          If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which tax may be offset by U.S. source capital losses, even though you are not considered a resident of the United States, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

          Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

          Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence or establishment.

          Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

          Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner

Common Stock Held by or through Foreign Entities

          Code Sections 1471-1474 and the Treasury regulations issued thereunder generally impose a U.S. federal withholding tax of 30% on dividends, and the gross proceeds of a disposition of our common stock, paid to a "foreign financial institution" (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), unless such institution otherwise qualifies for an exemption under these rules. A U.S. federal withholding tax of 30% also generally applies to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, unless such entity otherwise qualifies for an exemption under these rules. The withholding obligations under these rules with respect to dividends on our common stock will not begin until July 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of these rules on their investment in our common stock.

          The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

          We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC

Total

          The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised.

          The underwriters will have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise this option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase                          additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share
Total

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We and our officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          Our common stock has been approved for listing on                  under the symbol "TRUE."

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market.

          The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                          , in the over-the-counter market or otherwise.

  European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the

Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

  United Kingdom

          Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the company was not an authorized person, apply to the company; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

  Hong Kong

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

  Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

  Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

          We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $              million, which includes an amount not to exceed $             that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering.

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities and instruments.

 LEGAL MATTERS

          The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, attorneys with Wilson Sonsini Goodrich & Rosati, Professional Corporation beneficially own an aggregate of approximately 73,275 shares of our common stock. Alston & Bird LLP, Atlanta, Georgia, acts as regulatory counsel to us and will pass upon certain legal matters for us. As of the date of this prospectus, attorneys with Alston & Bird LLP beneficially own an aggregate of approximately 110,825 shares of our common stock. The underwriters are being represented by Latham & Watkins LLP in connection with this offering.

EXPERTS

          The financial statements as of December 31, 2011 and 2012, and for the years then ended included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

          As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above. We also maintain a website at www.TrueCar.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

          To the Board of Directors and Stockholders of TrueCar, Inc.:

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of TrueCar, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 13, 2014

TrueCar, Inc.

Consolidated Balance Sheets

(in thousands, except par value and share data)

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$11,855	$22,062	$16,188
Restricted cash — current	—	2,500	2,000
Investments in marketable securities	31,026	—	—
Accounts receivable, net of allowances of $2.3 million, $1.6 million, and $2.5 million (unaudited) at December 31, 2011 and 2012 and September 30, 2013, respectively	13,934	10,760	15,465
Notes receivable from related parties — current	25	469	482
Prepaid expenses	1,498	1,602	4,921
Other current assets	825	662	966

Total current assets	59,163	38,055	40,022
Restricted cash	—	2,000	—
Property and equipment, net	13,720	12,842	12,832
Goodwill	53,270	53,270	53,270
Intangible assets, net	40,703	36,227	32,936
Notes receivable from related parties	3,009	2,632	2,550
Other assets	10,300	218	545

Total assets	$180,165	$145,244	$142,155

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$9,540	$5,706	$8,023
Accrued employee expenses	6,532	6,156	6,624
Convertible notes payable	—	23,696	—
Revolving line of credit	—	—	4,634
Other accrued expenses	3,973	9,287	6,539

Total current liabilities	20,045	44,845	25,820
Deferred tax liabilities	195	684	1,091
Other liabilities	1,156	519	280

Total liabilities	21,396	46,048	27,191

Commitments and contingencies (Note 10)
Contingently redeemable common stock, 189,394 and 168,919 (unaudited) shares issued and outstanding at December 31, 2012 and September 30, 2013, respectively	—	1,000	1,000
Stockholders' Equity
Common stock — $0.0001 par value; 147,000,000 shares authorized at December 31, 2012; 83,492,309, 84,311,369 and 89,825,274 (unaudited) shares issued and outstanding at December 31, 2011 and 2012 and September 30, 2013, respectively	8	8	9
Additional paid-in capital	223,063	237,019	269,956
Notes receivable from related party	(1,258)	(1,327)	(1,061)
Accumulated deficit	(63,009)	(137,504)	(154,940)
Accumulated other comprehensive loss	(35)	—	—

Total stockholders' equity	158,769	98,196	113,964

Total liabilities and stockholders' equity	$180,165	$145,244	$142,155

The accompanying notes are an integral part of these consolidated financial statements.

TrueCar, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands except per share data)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Revenues	$76,330	$79,889	$58,546	$93,813
Costs and operating expenses:
Cost of revenue (exclusive of depreciation and amortization presented separately below)	7,660	13,559	9,981	11,087
Sales and marketing	41,992	70,327	55,102	51,287
Technology and development	18,457	21,960	16,564	16,934
General and administrative	21,912	34,228	27,198	20,658
Depreciation and amortization	4,148	11,768	8,360	9,175

Total costs and operating expenses	94,169	151,842	117,205	109,141

Loss from operations	(17,839)	(71,953)	(58,659)	(15,328)
Interest income	199	229	193	91
Interest expense	(66)	(3,359)	(2,089)	(1,809)
Other income (expense)	(20)	(18)	(24)	19
Change in fair value of preferred stock warrant liability	(1,882)	—	—	—

Loss before benefit (provision) for income taxes	(19,608)	(75,101)	(60,579)	(17,027)
Benefit (provision) for income taxes	10,690	606	686	(409)

Net loss	$(8,918)	$(74,495)	$(59,893)	$(17,436)

Cumulative dividends on Series B, Series C, and Series D Preferred Stock	(2,370)	—	—	—

Net loss attributable to common stockholders	$(11,288)	$(74,495)	$(59,893)	$(17,436)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.33)	$(0.89)	$(0.72)	$(0.20)

Weighted average common shares outstanding, basic and diluted	34,235	83,742	83,604	87,145

Other comprehensive loss:
Unrealized income on marketable securities	(35)	—	—	—

Comprehensive loss	$(8,953)	$(74,495)	$(59,893)	$(17,436)

The accompanying notes are an integral part of these consolidated financial statements.

TrueCar, Inc.

Consolidated Statements of Stockholders' Equity (Deficit)

(in thousands except share data)

	Common Stock			Notes Receivable from Related Parties			Accumulated Other Comprehensive Loss	Stockholders' Equity (Deficit)
					Accumulated Deficit	Treasury Stock
	Shares	Amount	APIC
Balance at January 1, 2011	11,225,458	$1	$18,799	$(1,310)	$(54,091)	$(1,843)	$—	$(38,444)

Net loss		—	—	—	(8,918)	—	—	(8,918)
Other comprehensive loss, net of tax		—	—	—	—	—	(35)	(35)
Stock-based compensation		—	5,437	—	—	—	—	5,437
Issuance of warrants in connection with marketing agreements		—	2,112	—	—	—	—	2,112
Issuance of restricted stock	888,585	—	1,037	—	—	—	—	1,037
Exercise of options to purchase common stock	2,026,897	—	717	(189)	—	—	—	528
Imputed interest on notes receivable		—	314	—	—	—	—	314
Repurchase of common stock	(3,461,799)	—	(15,156)	275	—	(1,157)	—	(16,038)
Issuance of common stock, net of issuance costs	11,139,186	1	55,543	—	—	3,000	—	58,544
Interest income on notes receivable		—	—	(34)	—	—	—	(34)
Issuance of common stock for business acquisitions	16,187,009	2	90,077	—	—	—	—	90,079
Conversion of convertible preferred stock for common stock	45,098,325	4	59,571	—	—	—	—	59,575
Conversion of convertible note payable and interest for common stock	388,648	—	2,060	—	—	—	—	2,060
Conversion of convertible preferred stock warrants for common stock warrants		—	2,552	—	—	—	—	2,552

Balance at December 31, 2011	83,492,309	$8	$223,063	$(1,258)	$(63,009)	$—	$(35)	$158,769

Net loss		—	—	—	(74,495)	—	—	(74,495)
Other comprehensive loss, net of tax		—	—	—	—	—	35	35
Stock-based compensation		—	9,658	—	—	—	—	9,658
Issuance of warrants in connection with marketing agreements		—	1,990	—	—	—	—	1,990
Issuance of restricted stock	26,280	—	876	—	—	—	—	876
Exercise of options to purchase common stock	602,242	—	370	(57)	—	—	—	313
Imputed interest on notes receivable		—	126	—	—	—	—	126
Repurchase of common stock	(397,912)	—	(1,648)	—	—	—	—	(1,648)
Issuance of common stock, net of issuance costs	211,335	—	1,329	15	—	—	—	1,344
Interest income on notes receivable		—	—	(27)	—	—	—	(27)
Beneficial conversion feature related to convertible notes payable, net of tax		—	1,618	—	—	—	—	1,618
Issuance of contingently redeemable common stock	(189,394)	—	(1,000)	—	—	—	—	(1,000)
Exercise of warrants	566,509	—	637	—	—	—	—	637

Balance at December 31, 2012	84,311,369	$8	$237,019	$(1,327)	$(137,504)	$—	$—	$98,196

Net loss (unaudited)		—	—	—	(17,436)	—	—	(17,436)
Stock-based compensation (unaudited)		—	5,772	—	—	—	—	5,772
Issuance of warrants in connection with marketing agreements (unaudited)		—	2,888	—	—	—	—	2,888
Issuance of restricted stock (unaudited)		—	178	—	—	—	—	178
Exercise of options to purchase common stock (unaudited)	127,172	—	152	58	—	—	—	210
Repurchase of vested common stock awards (unaudited)		—	(2,000)	—	—	—	—	(2,000)
Imputed interest on notes receivable (unaudited)		—	93	—	—	—	—	93
Issuance of common stock, net of issuance costs (unaudited)	31,640	—	—	—	—	—	—	—
Interest income on notes receivable (unaudited)		—	—	(20)	—	—	—	(20)
Repayment of notes receivable (unaudited)		—	—	228	—	—	—	228
Adjustment of contingently redeemable common stock (unaudited)	20,475	—	—	—	—	—	—	—
Issuance of warrants in connection with credit facility (unaudited)		—	408	—	—	—	—	408
Conversion of convertible note payable to common stock (unaudited)	5,334,618	1	25,446	—	—	—	—	25,447

Balance at September 30, 2013 (unaudited)	89,825,274	$9	$269,956	$(1,061)	$(154,940)	$—	$—	$113,964

The accompanying notes are an integral part of these consolidated financial statements.

TrueCar, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Cash flows from operating activities
Net loss	$(8,918)	$(74,495)	$(59,893)	$(17,436)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,027	10,275	7,449	8,441
Deferred income taxes	(10,690)	(606)	(686)	409
Bad debt expense	137	668	652	153
Stock-based compensation	6,208	10,320	8,553	5,584
Legal expense settled in stock	—	307	—	—
Increase in fair value of preferred stock warrant liability	1,882	—	—	—
Increase in fair value of contingent consideration liability	—	1,370	—	71
Common stock warrant expense	2,112	1,990	509	2,888
Purchased investment premium, net of sales and amortization	(586)	—	—	—
Imputed interest on notes receivable	314	126	95	93
Interest income on notes receivable	(110)	(107)	(79)	49
Interest expense on note payable	60	1,508	925	805
Accretion of discount on beneficial conversion feature on notes payable	—	1,770	1,086	945
Accretion of debt discount on revolving line of credit	—	—	—	43
Loss on disposal of fixed assets	121	1,493	911	734
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	(8,169)	2,506	4,036	(4,858)
Prepaid expenses	(663)	(104)	(2,508)	(3,319)
Other current assets	(238)	163	253	(304)
Other assets	(10,223)	10,082	10,000	(327)
Accounts payable	7,946	(3,538)	(1,681)	2,317
Accrued employee expenses	2,674	(376)	(2,532)	468
Other accrued expenses	2,590	4,140	6,089	(2,394)
Other liabilities	53	(210)	(519)	(238)

Net cash used in operating activities	(11,473)	(32,718)	(27,340)	(5,876)

Cash flows from investing activities
Change in restricted cash	51	(4,500)	(7,800)	2,500
Purchases of investments	(31,451)	—	—	—
Sales of short term investments	976	31,061	31,061	—
Cash acquired in business acquisition, net of cash paid	6,138	—	—	—
Purchase of property and equipment	(12,721)	(6,200)	(4,718)	(5,508)
Purchase of intangible assets	(50)	—	—	—
Notes receivable from related parties	(150)	—	—	—
Repayment of notes receivable from related parties	10	13	13	228

Net cash (used in) provided by investing activities	(37,197)	20,374	18,556	(2,780)

TrueCar, Inc.

Consolidated Statements of Cash Flows (Continued)

(in thousands)

	For the Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Cash flows from financing activities
Proceeds from revolving line of credit	$—	$—	$—	$5,000
Proceeds from the issuance of common stock, net of issuance costs	54,138	116	116	—
Issuance of note payable	2,000	23,133	23,133	—
Proceeds from the sale of treasury stock	3,000	—	—	—
Payment of contingent consideration	—	—	—	(428)
Repayment of capital lease obligations	(51)	—	—	—
Repurchase of common stock	(14,881)	(1,648)	(496)	—
Repurchase of vested common stock option awards	—	—	—	(2,000)
Proceeds from exercise of common stock options	528	313	235	210
Exercise of warrants	—	637	637	—

Net cash provided by financing activities	44,734	22,551	23,625	2,782

Net (decrease) increase in cash and cash equivalents	(3,936)	10,207	14,841	(5,874)
Cash and cash equivalents at beginning of period	15,791	11,855	11,855	22,062

Cash and cash equivalents at end of period	$11,855	$22,062	$26,696	$16,188

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$6	$—	$—	$15
Income taxes	$54	$—	$—	$—
Supplemental disclosures of non-cash activities
Issuance of note receivable for purchase of common stock	$174	$—	$—	$—
Issuance of common stock to acquire the net assets of Honk, LLC	$1,432	$—	$—	$—
Issuance of common stock to acquire the net assets of CarPerks LLC	$133	$—	$—	$—
Issuance of common stock and warrant to acquire ALG, Inc.	$88,514	$—	$—	$—
Issuance of common stock in settlement of liability	$250	$850	$—	$—
Issuance of common stock in lieu of cash bonus	$—	$626	$—	$—
Conversion of convertible note payable and accrued interest to common stock	$2,060	$—	$—	$25,447
Conversion of convertible preferred stock for common stock	$59,575	$—	$—	$—
Conversion of convertible preferred stock warrants for common stock warrants	$2,552	$—	$—	$—
Contingently redeemable common stock	$—	$(1,000)	$—	$—
Beneficial conversion feature related to convertible notes payable, net of tax	$—	$1,618	$1,618	$—
Stock-based compensation capitalized for software development	$266	$214	$157	$366

The accompanying notes are an integral part of these consolidated financial statements.

TrueCar, Inc.

Notes to Consolidated Financial Statements

1. Nature of Business

          TrueCar, Inc. ("TrueCar") and its wholly owned subsidiaries TrueCar.com, Inc. and ALG, Inc. is an Internet-based information, technology, and communication services company. Hereinafter, TrueCar, Inc. and its subsidiaries are collectively referred to as "TrueCar or the Company"; TrueCar.com, Inc. is referred to as "TrueCar.com" and ALG, Inc. is referred to as "ALG".

          TrueCar has established an intelligent, data-driven online platform operating on a common technology infrastructure, powered by proprietary data and analytics. TrueCar operates its platform on the TrueCar.com website. In addition, TrueCar customizes and operates its platform for affinity group marketing partners ("Affinity Group Marketing Partners"). An affinity group is comprised of a network of members or employees that provide discounts to its members. The TrueCar.com website and the car-buying websites TrueCar operates for its Affinity Group Marketing Partners (the "Auto Buying Programs") allow users to obtain market-based pricing data on new and used cars, and to connect with TrueCar's network of Certified Dealers.

          On October 1, 2011, TrueCar acquired all the equity interests of ALG from Dealertrack Holdings Inc. ("Dealertrack"). ALG is a provider of data and consulting services to the automotive industry, specializing in automotive residual value forecasting; consulting services for manufacturers, financial institutions and fleet companies; lease and loan portfolio risk analysis and securitization valuations; data analysis products; and custom modeling tools for residual values and remarketing. During 2011, TrueCar also acquired the assets of Honk LLC ("Honk") and Carperks (Note 3).

          TrueCar was incorporated in the state of Delaware on February 25, 2005, and began business operations in April 2005. Its principal corporate offices are located in Santa Monica, California.

  Capital Resources and Liquidity

          Since inception, the Company's operations have been financed primarily by net proceeds from the sales of shares of its common and preferred stock and from the issuance of indebtedness. For the year ended December 31, 2012 and the nine months ended September 30, 2013, the Company incurred a pre-tax loss of $75.1 million and $17.0 million (unaudited), respectively. The Company also has incurred an accumulated deficit at December 31, 2012 and at September 30, 2013 of $137.5 million and $154.9 million (unaudited), respectively. At December 31, 2012 and September 30, 2013, the Company had cash and cash equivalents of $22.1 million and $16.2 million (unaudited), respectively.

          Future working capital requirements will depend on many factors, including the Company's rate of revenue and billings growth and the level of expenditures in all areas of the Company. In June 2013, the Company amended its credit facility to increase available liquidity and in November 2013 the Company raised $30 million (unaudited) from an outside investor through the sale of preferred stock and warrants (Note 17).

          The accompanying consolidated financial statements have been prepared on the basis that the Company will continue as a going concern and that it will recover assets and satisfy liabilities in the normal course of business. Management believes that the Company's cash position at September 30, 2013, expected cash flows provided from operations, and proceeds from the sale of preferred stock will be sufficient to fund operations for at least the next 12 months.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies

  Basis of Presentation

          The Company's accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America.

          During the preparation of the financial statements for the year ended December 31, 2011, the Company identified adjustments relating to timing of revenue recognition, accrued sales taxes and expenses on related party loans affecting 2010 and prior periods. The aggregate amount of these adjustments would have reduced net loss by $360,000 and $420,000 for 2009 and 2010, respectively. The Company concluded these adjustments were not material to any prior reporting period. The Company also concluded that recording the cumulative effect of these adjustments of $780,000 during the year ended December 31, 2011 was not material to the 2011 financial statements and accordingly, the Company recorded these adjustments during the year ended December 31, 2011.

  Unaudited Interim Financial Statements

          The accompanying interim consolidated balance sheet at September 30, 2013, the consolidated statements of comprehensive loss, and cash flows for the nine months ended September 30, 2012 and 2013, the consolidated statement of stockholders' equity (deficit) for the nine months ended September 30, 2013 and the financial information disclosed in these notes to the consolidated financial statements related to the nine months ended September 30, 2012 and 2013 are unaudited. These unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the Company's financial position at September 30, 2013 and its results of operations and its cash flows for the nine months ended September 30, 2013. The results for the nine months ended September 30, 2013 are not necessarily indicative of the results expected for the full year.

  Principles of Consolidation

          The accompanying consolidated financial statements include the accounts of TrueCar and its wholly owned subsidiaries. Business acquisitions are included in the Company's consolidated financial statements from the date of the acquisition. The Company's purchase accounting resulted in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. All intercompany balances and transactions have been eliminated in consolidation.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

  Use of Estimates

          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Assets and liabilities which are subject to judgment and use of estimates include sales allowances and allowances for doubtful accounts, the fair value of assets and liabilities assumed in business combinations, the recoverability of goodwill and long-lived assets, valuation allowances with respect to deferred tax assets, useful lives associated with property and equipment and intangible assets, contingencies, and the valuation and assumptions underlying stock-based compensation and other equity instruments. On an ongoing basis, the Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities. In addition, the Company regularly engages valuation specialists to assist with management's determination of the valuation of common stock and fair values of assets and liabilities assumed in business combinations.

  Segments

          The Company has one operating segment. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer and the Chief Financial Officer, manages the Company's operations based on consolidated financial information for purposes of evaluating financial performance and allocating resources.

          The CODM reviews separate revenue information for its Transactions and Data and Other offerings. All other financial information is reviewed by the CODM on a consolidated basis. All of the Company's principal operations, decision-making functions and assets are located in the United States.

  Fair Value Measurements

          Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

          Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

  •
  Level 1 — Quoted prices in active markets for identical assets or liabilities or funds.

  •
  Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes U.S. Treasury, U.S. Government and agency debt securities, and certain corporate obligations.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

  •
  Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

  Fair Value Methods

          Fair value is based on quoted market prices, if available. If listed prices or quotes are not available, fair value is based on internally developed models that primarily use as inputs market-based or independently sourced market parameters.

          For financial instruments measured at fair value, the following section describes the valuation methodologies, key inputs and significant assumptions.

  Cash Equivalents

          Cash equivalents, consisting primarily of money market instruments and debt securities represent highly liquid investments with maturities of three months or less at purchase. Generally, market prices are used to determine the fair value of money market instruments and debt securities.

  Marketable Securities

          The marketable securities portfolio consists of debt securities. The Company uses quoted prices of identical securities traded in active and inactive markets.

  Preferred Stock Warrant Liability

          The convertible preferred stock issuable upon exercise of the convertible preferred stock warrants contained a puttable feature triggered by a deemed liquidation resulting from a change of control. Accordingly, warrants to purchase shares of the Company's convertible preferred stock were classified as a liability, recorded at fair value, and were remeasured to fair value at the end of each period.

          On August 30, 2011, in connection with the conversion of all the Company's then outstanding shares of convertible preferred stock to common stock, all the warrants to purchase shares of the Company's preferred stock were converted to warrants to purchase shares of the Company's common stock on a one-for-one basis. Upon conversion, the warrants were reclassified as equity and are no longer remeasured to fair value under generally accepted accounting principles. The fair value of the preferred stock warrants at the date of conversion was reclassified to additional paid-in capital.

          The Company determined the fair value of its convertible preferred stock warrants with the assistance of a third-party valuation specialist using the Black-Scholes option pricing model with the following assumptions at August 30, 2011, the date the warrants to purchase shares of the

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Company's preferred stock were converted to warrants to purchase shares of the Company's common stock:

2011
Risk-free interest rate	0.01% - 0.30%
Expected term (years)	0.3 - 2.7
Expected volatility	45.00%
Dividend yield	—

  Contingent Consideration Liability

          The Company recorded a contingent consideration liability upon the acquisition of Carperks in 2011 (Note 3). Contingent consideration is measured at fair value and is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The valuation of contingent consideration uses assumptions the Company believes would be made by a market participant. The Company assesses these estimates on an on-going basis as additional data impacting the assumptions is obtained. Changes in the fair value of contingent consideration related to updated assumptions and estimates are recognized within the consolidated statements of comprehensive loss. The Company determined the fair value of the contingent consideration using the probability adjusted discounted cash flow method. The significant unobservable inputs used in the fair value measurement of contingent consideration are the probabilities of achieving sales milestones, the period in which these milestones are expected to be achieved, and discount rates. At December 31, 2012, it was determined to be probable that the Company would achieve the sales milestones as included in the Carperks purchase agreement. This resulted in the recognition of an obligation of $1.8 million at December 31, 2012. The change in the fair value of contingent consideration liability during the year ended December 31, 2012, primarily related to a significant increase in the probability of achieving the sales milestone as a result of the Company amending the original agreement to expand the time permitted to achieve the milestone.

          Significant increases or decreases in the probabilities of achieving the milestones would result in a significantly higher or lower fair value measurement, respectively. Significant increases or decreases in the period in which milestones will be achieved would result in a significantly lower or higher fair value measurement, respectively. The Company paid Carperks approximately $0.5 million (unaudited) through September 2013 as the sales milestones were achieved during 2013. At September 30, 2013, the Company had a liability balance of $1.4 million (unaudited), which was paid as of December 2013.

          The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2011, 2012, and at September 30, 2013 (unaudited) by level within the fair value hierarchy. Financial assets and financial liabilities are classified in their

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

entirety based on the lowest level of input that is significant to the fair value measurement (in thousands):

	At December 31, 2011				At December 31, 2012				At September 30, 2013 (unaudited)
	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents	$1,979	$—	$—	$1,979	$6,807	$—	$—	$6,807	$7,725	$—	$—	$7,725
Investments in marketable securities:
U.S. government and agency obligations	—	5,001	—	5,001	—	—	—	—	—	—	—	—
Certificates of deposit and commercial paper	—	8,620	—	8,620	—	—	—	—	—	—	—	—
Corporate debt securities	—	17,405	—	17,405	—	—	—	—	—	—	—	—

Marketable securities total	—	31,026	—	31,026	—	—	—	—	—	—	—	—

Total Assets	$1,979	$31,026	$—	$33,005	$6,807	$—	$—	$6,807	$7,725	$—	$—	$7,725

Contingent consideration	$—	$—	$428	$428	$—	$—	$1,798	$1,798	$—	$—	$1,386	$1,386

Total Liabilities	$—	$—	$428	$428	$—	$—	$1,798	$1,798	$—	$—	$1,386	$1,386

          The following table summarizes the changes in Level 3 financial instruments.

	Warrants	Contingent Consideration
Fair value, at December 31, 2010	$670	$—
Contingent consideration from acquisitions	—	428
Changes in fair value	1,882	—
Conversion of preferred stock warrants to common stock warrants	(2,552)	—

Fair value, at December 31, 2011	—	428
Changes in fair value	—	1,370

Fair value, at December 31, 2012	$—	$1,798
Payments on contingent consideration (unaudited)		(483)
Changes in fair value (unaudited)	—	71

Fair value, at September 30, 2013 (unaudited)	$—	$1,386

          The carrying amounts of cash equivalents, restricted cash, accounts receivable, prepaid and other current assets, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these items. The fair value of the Company's revolving line of credit approximates carrying value based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

          Certain assets, including goodwill and intangible assets are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. For the years ended December 31, 2011 and 2012, no impairments were recorded on those assets required to be measured at fair value on a non-recurring basis.

Concentrations of Credit and Business Risk

          Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents, accounts receivable and notes receivable from related parties (Note 15).

          The Company, at times, maintains cash balances at financial institutions in excess of amounts insured by United States government agencies or payable by the United States government directly. The Company places its cash and cash equivalents with high credit quality financial institutions.

          Each reporting period, the Company reevaluates each customer's ability to satisfy credit obligations and maintains an allowance for doubtful accounts based on the evaluations. No single customer comprised more than 10% of the Company's total revenues for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 (unaudited). No single customer comprised more than 10% of the Company's accounts receivable balance at December 31, 2011 and 2012 and September 30, 2013 (unaudited).

          The Company's single largest source of unique visitors to its Auto Buying Programs comes from its affinity group marketing partner relationship with United Services Automobile Association ("USAA"), a related party (Note 15). Changes in the Company's relationship with USAA and its promotion and marketing of the Company's Auto Buying Programs may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Cash and Cash Equivalents

          The Company considers all highly liquid investments purchased with an original or remaining maturity at the date of purchase of three months or less to be cash equivalents. At December 31, 2011 and 2012, and September 30, 2013 (unaudited), cash and cash equivalents were comprised of cash held in money market funds, debt securities and checking accounts.

Restricted Cash

          Restricted cash at December 31, 2012 and September 30, 2013 (unaudited) represents cash on deposit with a financial institution which served as collateral under an Automotive Website Program Partnership Agreement with Yahoo! (Note 10).The restriction on the cash will lapse in conjunction with the expiration of the credit agreement on September 29, 2014.

          At December 31, 2011, there was no restricted cash attributed to this agreement.

Investments in Marketable Securities

          Investments in marketable securities are classified as available for sale and are recorded at fair value, with the unrealized gains and losses if any, net of taxes, reported as a component of accumulated other comprehensive income (loss) until realized or until a determination is made that other-than-temporary decline in market value or impairment has occurred.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

          When the Company does not intend to sell a debt security, and it is more likely than not that the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of other-than-temporary impairment of a debt security into earnings and the remaining portion in other comprehensive (loss). The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as determined based on cash flow projections. The Company did not have any debt securities with other-than-temporary impairments at December 31, 2011. The Company did not hold any debt securities at December 31, 2012 and September 30, 2013 (unaudited).

          In determining whether other-than-temporary impairment exists for equity securities, management considers: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

          The cost of marketable securities sold is based upon the specific identification method and any realized gains or losses on the sale of investments are reflected as a component of other income or expense. There were no significant realized and unrealized gains or losses on marketable securities for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 (unaudited).

          In addition, the Company classifies marketable securities as current or non-current based upon whether such assets are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle.

Accounts Receivable, Allowance for Doubtful Accounts, and Sales Allowances

          The Company extends credit in the normal course of business to its customers and performs credit evaluations on a case-by-case basis. The Company does not obtain collateral or other security related to its accounts receivable.

          Accounts receivable are recorded based on the amount due from the customer and do not bear interest. The Company reduces accounts receivable by a sales allowance and an allowance for doubtful accounts.

          The Company establishes sales allowances at the time of revenue recognition based on its history of adjustments and credits provided to its network of dealers. Sales allowances relate primarily to adjustments and credits made based on a reconciliation of vehicle sales identified by the Company through its sales matching process to dealer reported sales. For example, dealer reported sales may differ in certain instances from vehicle sales data as identified by the Company if there are difficulties in reconciling the specific identity of the purchaser of the vehicle. In addition, there are certain instances where a dealer claims that an introduction was previously identified by the dealer from a source other than the Company and a credit is requested. In assessing the adequacy of the sales allowance, the Company evaluates its history of adjustments and credits made through the date of the issuance of the financial statements. Estimated sales adjustments and credits and ultimate losses may vary from actual results which could be material to the financial statements, however, to date, actual sales allowances have been materially consistent with the Company's estimates.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

          The Company determines its allowance for doubtful accounts based on its historical write-off experience and when specific circumstances make it likely that recovery will not occur. The Company reviews the allowance for doubtful accounts each reporting period and assesses the aging of account balances, with an emphasis on those that are past due over ninety days. Account balances are charged off against the allowance when the Company determines that it is probable the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers.

          The following table summarizes the changes in the allowance for doubtful accounts and sales allowances (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Allowances, at beginning of period	$433	$2,369	$2,369	$1,621
Charged as a reduction of revenue	6,304	6,898	5,223	6,133
Charged to bad debt expense in general and administrative expenses	137	668	652	153
Write-offs, net of recoveries	(4,505)	(8,314)	(6,242)	(5,417)

Allowances, at end of period	$2,369	$1,621	$2,002	$2,490

Property and Equipment, net

          Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or for leasehold improvements, over the term of the lease if shorter. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Company's results of operations.

          The Company leases equipment under capital lease agreements. The assets and liabilities under capital lease are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the asset under lease. Assets under capital lease are depreciated using the straight-line method over the life of the lease.

Software and Website Development Costs

          The Company accounts for the costs of computer software obtained or developed for internal use in accordance with ASC 350, Intangibles — Goodwill and Other. Computer software development costs and website development costs are expensed as incurred, except for internal use software or website development costs that qualify for capitalization as described below, and include compensation and related expenses, costs of computer hardware and software, and costs

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

incurred in developing features and functionality. These capitalized costs are included in property and equipment on the consolidated balance sheets.

          The Company expenses costs incurred in the preliminary project and post implementation stages of software development and capitalizes costs incurred in the application development stage and costs associated with significant enhancements to existing internal use software applications.

          Software development costs are amortized using the straight-line method over an estimated useful life of three years commencing when the software development project is ready for its intended use.

          Costs incurred related to less significant modifications and enhancements as well as maintenance are expensed as incurred.

          At December 31, 2011, December 31, 2012, and September 30, 2013, internal use capitalized software development costs were $10.1 million, $11.2 million, and $14.6 million (unaudited) respectively, before accumulated amortization of $3.0 million, $3.5 million, and $5.9 million (unaudited), respectively. During 2012, the Company wrote off capitalized software development costs that were no longer in use of $4.2 million and accumulated amortization of $2.7 million, which resulted in an acceleration of amortization of $1.5 million.

          Amortization expense with respect to capitalized software development costs at December 31, 2012 for each of the four fiscal years through December 31, 2016 and thereafter is estimated as follows (in thousands):

Years ended December 31,
2013	3,143
2014	2,739
2015	1,367
2016	402

Total amortization expense	$7,651

Intangible Assets Acquired in Business Combinations

          The Company performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination, and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on its best estimate of fair value. Acquired intangible assets include: trade names, customer relationships, and developed technology. The Company determines the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortized over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortization. The estimated useful lives for trade names, customer relationships, and technology are generally, one to fifteen years, five to ten years, and three to ten years, respectively.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Long-Lived Assets

          The Company evaluates the recoverability of its long-lived assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Such triggering events or changes in circumstances may include: a significant decrease in the market price of a long-lived asset, a significant adverse change in the extent or manner in which a long-lived asset is being used, significant adverse change in legal factors or in the business climate, the impact of competition or other factors that could affect the value of a long-lived asset, a significant adverse deterioration in the amount of revenue or cash flows expected to be generated from an asset group, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based upon estimated discounted future cash flows. During the years ended December 31, 2011 and 2012 and nine months ended September 30, 2013 (unaudited), there were no impairment charges recorded on the Company's long-lived assets.

Goodwill

          Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination.

          Goodwill is tested for impairment at least annually at the reporting unit level or whenever events or changes in circumstances indicate that goodwill may be impaired.

          Events or changes in circumstances which could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of the Company's use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

          The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, it is required to perform the first of a two-step impairment test. Alternatively, the Company may elect to proceed directly to the the first of a two-step impairment test and bypass the qualitative assessment.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

          The first step involves comparing the estimated fair value of a reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then the carrying amount of the goodwill is compared with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The Company tests for goodwill impairment annually at December 31. During the years ended December 31, 2011, and 2012, there were no impairment charges recorded on the Company's goodwill. The fair value of reporting units exceeded their carrying values by a significant margin during each reporting period. During the nine months ended September 30, 2013 there were no triggering events which would result in impairment related to the Company's goodwill (unaudited).

Revenue Recognition

          The Company recognizes revenue, net of sales allowances, when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured. Deferred revenue is recognized on the accompanying consolidated balance sheets when payments are received in advance of the Company meeting all of the revenue recognition criteria described above. The Company recorded deferred revenue (included in other accrued expenses) of $0.2 million, $0.4 million and $0.4 million (unaudited) at December 31, 2011, and 2012 and September 30, 2013, respectively.

Transaction Revenues

Auto Buying Program Revenues

          Revenues consist of fees paid by dealers participating in the Company's dealer network with which the Company has an agreement. Dealers pay the Company fees either on a per vehicle basis for sales to Auto Buying Program users or in the form of a subscription arrangement.

          The Company recognizes revenue for fee arrangements based on a per vehicle basis when the vehicle sale has occurred between the Auto Buying Program user and the dealer.

          The Company receives information regarding vehicle sales from a variety of data sources, including third party car sales aggregators, car dealer networks, and other publicly available sources (collectively "sales data") and uses this sales data to identify whether a sale has occurred between an Auto Buying Program user and a dealer. Actual vehicle sales data is reported on a daily basis, generally between one and 14 days following the date of sale and the Company uses this data to achieve an appropriate revenue cut-off at the end of a reporting period.

          Certain subscription fee arrangements provide that the dealer pay a subscription fee based on a specified number of vehicle sales or consumer introductions expected to be generated from the Auto Buying Program over the subscription period. The subscription fee is subject to adjustment for any shortfall of sales or introductions generated. For these arrangements, the Company recognizes revenue based on the lesser of (i) the actual number of sales generated or introductions delivered through the Auto Buying Program during the subscription period multiplied by the contracted price

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

per sale/lead or (ii) the straight-line of the subscription fee over the period over which the services are delivered. For subscription arrangements where the fees are not subject to adjustment based on leads or vehicle sales, the Company recognizes the fees as revenue over the subscription period on a straight line basis which corresponds to the period that the Company is providing the dealer access to the Auto Buying Program.

OEM Incentives

          The Company enters into arrangements with automobile manufacturers ("OEM") to promote the sale of their vehicles through the offering of additional consumer incentives to members of the Company's affinity group marketing partners. These manufacturers pay a per-vehicle fee to the Company for promotion of the incentive and the Company recognizes as revenue the per-vehicle incentive fee at the time the sale of the vehicle has occurred between the Auto Buying Program user and the dealer.

Data and Other Revenues

Data and Other Services

          Revenues are generated from the sale of lease residual value data for new and used leased automobiles, guidebooks, and consulting services. Sales are principally made to vehicle manufacturers, vehicle financing companies, investment banks, automobile dealers, and insurance companies. Data and consulting services customers typically prepay for lease residual value data and guidebooks annually in the form of a subscription in advance.

          Data and consulting services sales arrangements may include multiple deliverables including sale of lease residual data, from guidebooks and from consulting services. For multiple deliverable revenue arrangements, the Company first assesses whether each deliverable has value to the customer on a standalone basis and performance is considered probable and substantially in its control. Data and consulting services can be sold both on a standalone basis and as part of multiple deliverable arrangements. The deliverables constitute separate units of accounting because the deliverables have standalone value to the customer and as such, the total arrangement consideration is allocated to each unit of accounting using the relative selling price hierarchy. This hierarchy requires the selling price of each deliverable in a multiple deliverable revenue arrangement to be based on, in descending order: (i) vendor-specific objective evidence, or VSOE, (ii) third-party evidence of selling price, or TPE, or (iii) management's best estimated selling price, or BESP.

          The Company cannot establish VSOE or TPE because the deliverables are not sold separately within a sufficiently narrow price range or third party pricing for comparable services is not available; therefore, it applies judgment to determine BESP. The objective of BESP is to determine the price at which the Company would transact a sale if the service were sold on a stand-alone basis. The determination of BESP requires the Company to make significant estimates and judgments and the Company considers numerous factors in this determination, including the nature of the deliverables, market conditions and the competitive landscape, internal costs, and its pricing and discounting practices. The Company updates its estimates of BESP on a periodic basis as events and as circumstances may require.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

          Revenue allocated to each element from the sale of lease residual value data, guidebooks, and consulting services is recognized when the basic recognition criteria are met for each element. Sales attributed to residual value data and guidebooks are recognized when the data or guidebooks are delivered and consulting services are recognized when the project is completed.

Lead Referral Fees

          Lead referral fee revenues consist of fees earned through an online process that refers consumers to out-of-network auto dealers and financing companies for new and used vehicles and auto loans. Fees are recognized at the time the lead referral is transmitted to, and accepted by, the lead buying entities and are not contingent on the sale of a vehicle.

Cost of Revenue (exclusive of depreciation and amortization)

          Cost of sales includes costs and expenses related to the fulfillment of the Company's services, consisting primarily of lead generation costs paid to lead buying intermediaries, dealer data extraction costs paid to third party service providers, data licensing fees, server and others costs required to deliver leads to its network of dealers, and employee and consulting costs related to delivering data and consulting services to its customers.

Sales and Marketing

          Sales and marketing expenses consist primarily of radio and television advertising and digital customer acquisition costs, marketing fees earned by affinity group marketing partners for sales of vehicles from consumer traffic originated from Auto Buying Program websites maintained and operated by the Company for affinity group marketing partners and headcount related expenses for its sales and marketing staff, including salaries, benefits, bonuses, stock-based compensation and commissions costs of marketing and promotional events, public relations costs, corporate communications, and allocated overhead. In addition, the Company also includes compensation expense in sales and marketing recorded in connection with the fair value of warrants issued to an affinity group partner and a direct marketing firm (Note 11).

          Marketing and advertising costs to promote the Company's services are expensed as incurred. Media production costs are expensed the first time the advertisement is aired. Marketing and advertising expenses were $15.0 million and $36.5 million for the years ended December 31, 2011 and 2012, respectively. Marketing and advertising expenses were $31.0 million (unaudited) and $17.8 million (unaudited) for nine months ended September 30, 2012 and 2013, respectively. Included in the $36.5 million of marketing and advertising expenses for the year ended December 31, 2012 is $20.0 million for a guaranteed minimum number of unique visitors under an agreement with Yahoo! (Note 10). Prepaid expenses include prepaid media costs of $0.3 million, $0.5 million, and $0.8 million (unaudited) at December 31, 2011, 2012, and September 30, 2013, respectively.

Technology and Development

          Technology and development expenses consist primarily of personnel and related expenses for our technology and development staff, including salaries, benefits, bonuses and stock-based compensation, the cost of certain third-party service providers, and allocated overhead. Technology and development expenses are expensed as incurred.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

General and Administrative

          General and administrative expenses consist primarily of personnel and related expenses for administrative, legal, finance and human resource staffs, including salaries, benefits, bonuses and stock-based compensation; professional fees; insurance premiums; other corporate expenses; and allocated overhead.

Stock-Based Compensation

          On April 18, 2005, TrueCar's Board of Directors adopted the 2005 Stock Plan (the "2005 Plan"). On September 11, 2008, TrueCar.com's Board of Directors adopted the 2008 Stock Plan (the "2008 Plan"). At December 31, 2012, a total of 30,404,312 and 1,009,900 shares of common stock have been authorized and reserved for issuance under the 2005 Plan and 2008 Plan, respectively, in the form of incentive or nonqualified stock options and stock purchase rights. The Board of Directors of TrueCar, with the advice of and input from the Compensation Committee, determines the terms and conditions of each grant under both plans. Employees, officers, directors, and consultants are eligible to receive stock options and restricted stock awards under the plans.

          The exercise price of nonqualified options may not be less than 85% of the fair market value of the common stock at the date of grant. The exercise price of incentive stock options may not be less than the fair market value of the common stock at the date of grant. The exercise price of incentive stock options granted to individuals that own greater than 10% of the voting stock may not be less than 110% of the fair market value of the common stock at the date of grant. The purchase price of stock purchase rights may not be less than 85% of the fair market value of the common stock at the date of grant. The purchase price of stock purchase rights granted to individuals that own greater than 10% of the voting stock may not be less than 110% of the fair market value of the common stock at the date of grant.

          Options granted under these plans become exercisable at a rate of no less than 20% per year over five years from the grant date, except for options granted to officers, directors, and consultants in which exercise periods are determined based upon such conditions as determined by the Board of Directors and set forth in the option agreement. The term of each option is based upon such conditions as determined by the option agreement; however, the term can be no more than ten years from the date of the grant.

          In the case of an incentive stock option granted to an optionee who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, the term of the option is five years from the date of grant or such shorter term as may be provided in the option agreement.

          To date, the Company's stock-based compensation has consisted of stock options and restricted stock awards granted to employees and non-employees.

          The Company recognizes stock-based compensation expense related to employee stock option and restricted stock grants in accordance with ASC 718, Compensation — Stock Compensation. This standard requires the Company to record stock-based compensation expense equal to the fair value of awards granted to employees. The Company determined the fair value of

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

awards granted to employees using the Black-Scholes option pricing model that included the following weighted average assumptions under the plans:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Risk-free interest rate	2.04%	0.96%	0.96%	1.10%
Expected term (years)	6.01	6.00	5.96	6.07
Expected volatility	48%	60%	59%	63%
Dividend yield	—	—	—	—

          The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

          The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The expected term of options granted is calculated based upon actual historical exercise and post-vesting cancellations, adjusted for expected future exercise behavior.

          The Company determined the expected volatility assumption for options granted using the frequency of daily historical prices of comparable public company's common stock for a period equal to the expected term of the options. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants.

          The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

          As stock-based compensation expense recognized in the Company's consolidated statements of comprehensive loss is based on awards ultimately expected to vest, the amount has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company's historical experience and future expectations.

          Stock-based compensation for employee awards is recognized on a straight-line basis over the requisite period, except for performance-based awards which are recognized using the graded vesting model.

          Compensation expense for non-employee stock-based awards is recognized in accordance with ASC 505, Equity — Equity-Based Payments to Non-Employees. Under this standard, stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The Company records compensation expense based on the then-current fair values of the stock options at each financial reporting date. Compensation recorded during the service period is adjusted in subsequent periods for changes in

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

the stock options' fair value until the earlier of the date at which the non-employee's performance is complete or a performance commitment is reached, which is generally when the stock option vests.

          For purposes of financial accounting for stock-based compensation, the Company has determined the fair values of its options based in part on the work of third-party valuation specialists. The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If the Company had made different assumptions, its stock-based compensation expense and its net loss could have been significantly different.

Income Taxes

          The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

          The Company determines whether a tax position is more likely than not to be sustained upon examination based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in its income tax provision in the accompanying statements of comprehensive loss.

Earnings Per Share Attributable to Common Stockholders

          The Company applies the two-class method for calculating basic earnings per share. Under the two-class method, net income (loss) is reduced by cumulative preferred stock dividends and the residual amount is allocated between common stock and other participating securities based on their participation rights. Participating securities comprised preferred and restricted common stock, which participate in dividends, if declared, by the Company. As the Company has reported a net loss for all periods, and the participating securities were not contractually obligated to share in the losses of the Company, accordingly, no losses were allocated to the participating securities.

          Basic earnings per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding, net of unvested restricted stock subject to repurchase by the Company, if any, during the period. Diluted earnings per share is calculated by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding, adjusted for the effects of potentially dilutive common stock, which are comprised of stock options and stock warrants, using the treasury-stock method, and convertible preferred stock and notes payable, using the if-converted method. Because the Company reported losses attributable to common stockholders for all periods presented, all potentially dilutive common stock are antidilutive for those periods.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

          The following table presents the number of anti-dilutive shares excluded from the calculation of diluted net loss per share attributable to common stockholders at December 31, 2011 and 2012, and at September 30, 2012 and 2013 (in thousands):

	December 31,		September 30,
	2011	2012	2012	2013
			(unaudited)
Options to purchase common stock	22,865	23,129	23,383	23,840
Common stock warrants	13,046	7,732	7,732	7,896
Unvested restricted stock awards	704	183	244	108
Contingently redeemable shares	—	189	—	169
Share-based performance awards	—	—	—	873
Convertible promissory notes	—	5,166	5,044	—

Total shares excluded from net loss per share attributable to common stockholders	36,615	36,399	36,403	32,886

Comprehensive Loss

          Comprehensive loss encompasses all changes in equity other than those arising from transactions with stockholders, and consists of net loss and unrealized gains and losses on marketable securities.

Recent Accounting Pronouncements

          Under the Jumpstart Our Business Startups Act ("JOBS Act"), the Company meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

          In July 2013, the FASB issued an accounting standards update clarifying that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain circumstances. The standards update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance is not expected to have any impact on the Company's consolidated financial statements.

3. Business Combinations

          The Company accounts for acquisitions of businesses in accordance with ASC 805 — Business Combinations using the acquisition method of accounting where the cost is allocated to the underlying net tangible and intangible assets acquired based on their respective fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Acquisitions are included in the Company's consolidated financial statements at the acquisition date. Goodwill of $53.3 million represents the excess of the purchase price over the fair

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Business Combinations (Continued)

value of the tangible and identifiable intangible assets acquired and liabilities assumed. Goodwill of $13.3 million attributed to the ALG and Honk acquisitions is deductible for income tax purposes.

          Determining the fair value of certain acquired assets and liabilities is subjective in nature and often involves the use of significant estimates and assumptions, including but not limited to, the selection of appropriate valuation methodology, projected revenue, expense and cash flows and discount rates.

          The following table summarizes the allocation of the purchase consideration and the estimated fair value of the assets acquired and the liabilities assumed for business acquisitions made by the Company during the year ended December 31, 2011 (in thousands):

	ALG, Inc.	Honk LLC	Carperks	Total
Assets acquired
Cash	$7,638			$7,638
Accounts receivable	1,526			1,526
Other assets	276			276
Property and equipment	230	19		249
Acquired technology	29,600	1,000		30,600
Customer relationships	5,000		1,300	6,300
Tradenames	4,900		70	4,970
Goodwill	51,206	712	691	52,609

Total assets acquired	100,376	1,731	2,061	104,168

Liabilities assumed	1,043	299		1,342
Deferred tax liabilities	10,819			10,819

Net assets acquired	$88,514	$1,432	$2,061	$92,007

Consideration paid
Common stock issued	$82,500	1,412	133	$84,045
Warrants issued	6,014	20		6,034
Contingent consideration			428	428
Cash paid			1,500	1,500

Total consideration	$88,514	$1,432	$2,061	$92,007

          The weighted average useful life of all identified acquired intangible assets is 10.2 years. The weighted average useful life for acquired technologies, customer relationships, and tradenames are 9.8 years, 9.0 years, and 14.8 years, respectively.

          On April 29, 2011, the Company acquired the assets and assumed the liabilities of Honk in exchange for 1,466,413 shares of the Company's common stock, 870,441 shares of which are subject to certain restrictions and vesting requirements based on future employee service conditions (the "Restricted Shares"). Under the arrangement, 470,441 and 400,000 of the Restricted Shares will vest over two years and four years, respectively. The restricted shares issued are subject to post-acquisition employment, and accordingly, the Company has accounted for them as post-acquisition compensation expense over the respective vesting periods. The remaining 595,972 shares of common stock have been recorded as purchase consideration for the acquisition and

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Business Combinations (Continued)

were valued based on the Company's stock price on the acquisition date. In addition, the Company issued a warrant for the purchase of an additional 8,586 shares of the Company's common stock at $0.01 per share. Honk provides consumers access to trusted consumer vehicle reviews and opinions. The Company acquired Honk to complement the existing facets of its business.

          On September 1, 2011, the Company acquired the assets and assumed the liabilities of American Transportation Marketing Group, LTD (operating as Carperks) in exchange for 25,000 shares of the Company's common stock, a cash payment of up to $1.5 million based on migration of Carperks' partners to the TrueCar platform, and contingent cash consideration of up to $1.9 million based on future sales. The Company acquired Carperks to gain access to its customer base which included a vast network of corporate leasing partners and organizations throughout the US. The 25,000 shares of common stock were valued based on the Company's stock price on the acquisition date. The cash payment is based on the migration of Carperks' customers to the TrueCar platform and was paid during 2011. At the date of the acquisition, the Company assessed the probabilities of Carperks meeting future sales and recorded contingent consideration of $0.4 million. From the acquisition date through December, 31, 2011, there were no significant changes to the value of the contingent consideration. On December 28, 2012, the Company and Carperks amended the sales thresholds to earn the contingent consideration and extended the earnout period through December 31, 2013. The Company then reassessed the probability of Carperks meeting future sales thresholds under the amended agreement and considered it probable the sales milestones would be achieved. As a result, during the fourth quarter of 2012, the Company recorded an increase in the fair value of the contingent consideration of $1.4 million. The change in fair value of the contingent consideration was recorded under general and administrative expense in the statement of comprehensive loss.

          On October 1, 2011, the Company acquired all the equity interests of ALG, a wholly owned subsidiary of Dealertrack, through a merger agreement. The transaction was structured as a tax-free reorganization and Dealertrack received 15,566,037 shares of TrueCar's common stock and warrants to purchase 6,347,125 shares of TrueCar's common stock at an exercise of $5.30 per share, as consideration. The shares of common stock were valued based on the Company's stock price on the acquisition date. The warrants were valued at the acquisition date using the Black-Scholes option pricing model with the following assumptions: contractual term of one year, expected volatility of 45%, risk-free rate of 0.19% and zero dividend-yield. ALG provides consulting and data services relating to automobile residual values to automotive manufacturers, financial institutions, and fleet services. The acquisition provided TrueCar with an opportunity to expand the Company's automotive industry footprint through ALG's longstanding industry relationships.

          As a result of the acquisitions, the Company recorded $0.7 million, $0.7 million, and $51.2 million of goodwill at each of the acquisition dates, respectively, for the acquisitions of Honk, Carperks, and ALG, respectively. Goodwill recorded in connection with the acquisitions is primarily attributable to the synergies expected to benefit the Company's existing Auto Buying Programs.

          For the year ended December 31, 2011, the Company incurred transaction costs of $1.9 million in connection with the above acquisitions which were expensed as incurred and included in general and administrative expense in the accompanying statement of comprehensive loss.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

3. Business Combinations (Continued)

          Revenues and net loss attributable to the acquisitions for the period from the acquisition dates to December 31, 2011 were $2.4 million and $1.4 million, respectively. Revenues and net losses attributable solely to ALG from acquisition date to December 31, 2011 were $2.2 million and $1.2 million, respectively.

          No acquisitions were consummated during the year ended December 31, 2012 and nine months ended September 30, 2013.

Unaudited Pro Forma Financial Information

          The following table reflects the unaudited pro forma consolidated revenues and net loss for the year ended December 31, 2011 as if the acquisitions of ALG, Honk and Carperks had taken place on January 1, 2010, after giving effect to certain adjustments including the amortization of acquired intangible assets and the associated tax effect and the elimination of the Company's and the acquiree's non-recurring acquisition-related expenses (in thousands):

2011
Revenues	$84,754
Net loss	$14,666

          Revenues and net losses attributed to ALG for the year ended December 31, 2011 were $9.9 million and $7.9 million.

          The unaudited pro forma information presented does not purport to be indicative of the results that would have been achieved had the acquisitions been consummated at January 1, 2010 nor of the results which may occur in the future. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable.

4. Investments in marketable securities

          The Company classifies all investments in marketable securities as available-for-sale. The Company had no marketable securities at December 31, 2012 and September 30, 2013 (unaudited).

          The amortized cost and estimated fair value of investments in marketable securities and related unrealized gains and losses at December 31, 2011 were as follows (in thousands):

	Fair Value of Available-for-Sale Securities
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Yield
U.S. government and agency obligations	$5,000	$1	$—	$5,001	0.29%
Certificates of deposit and commercial paper	8,621	2	(3)	8,620	0.43%
Corporate debt securities	17,440	1	(36)	17,405	0.90%

Total fair value	$31,061	$4	$(39)	$31,026	0.65%

          For the year ended December 31, 2011, there were no available-for-sale securities deemed to be other-than-temporarily impaired. All securities with unrealized losses presented in the table above were in a continuous loss position for less than 12 months.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

4. Investments in marketable securities (Continued)

          The contractual maturities of investments in marketable securities at December 31, 2011 are summarized in the following table (in thousands):

2011
Due within 1 year	$15,174
One year through two years	15,852

Total	$31,026

5. Property and Equipment, net

          Property and equipment consisted of the following at December 31, 2011 and 2012 and September 30, 2013 (in thousands):

	Year Ended December 31,
			September 30, 2013
	2011	2012
			(unaudited)
Computer equipment and internally developed software	$15,290	$16,840	$20,877
Furniture and fixtures	1,116	1,357	1,592
Leasehold improvements	1,860	2,306	2,301
Vehicles	45	45	45

	18,311	20,548	24,815
Less: Accumulated depreciation	(4,591)	(7,706)	(11,983)

Total property and equipment, net	$13,720	$12,842	$12,832

          Total depreciation and amortization expense of property and equipment was $2.7 million and $5.6 million for the years ended December 31, 2011 and 2012, respectively. Total depreciation expense was $4.0 million (unaudited) and $5.2 million (unaudited) for the nine months ended September 30, 2012 and 2013, respectively.

          Amortization of internal use capitalized software development costs was $1.4 million and $2.8 million for the years ended December 31, 2011 and 2012, respectively. Amortization of internal use capitalized software development costs was $2.0 million (unaudited) and $2.4 million (unaudited) for the nine months ended September 30, 2012 and 2013, respectively.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

6. Intangible Assets

          Intangible assets consisted of the following at December 31, 2011, December 31, 2012, and September 30, 2013 (in thousands):

	At December 31, 2011
	Gross Carrying Value	Accumulated amortization	Net Carrying Value	Weighted average useful life in years
Acquired technology and domain name	$30,713	$(963)	$29,750	9.75
Customer relationships	6,300	(212)	6,088	8.97
Tradenames	4,970	(105)	4,865	14.80

Total	$41,983	$(1,280)	$40,703	10.23

	At December 31, 2012
	Gross Carrying Value	Accumulated amortization	Net Carrying Value	Weighted average useful life in years
Acquired technology and domain name	$30,713	$(4,306)	$26,407	9.75
Customer relationships	6,300	(972)	5,328	8.97
Tradenames	4,970	(478)	4,492	14.80

Total	$41,983	$(5,756)	$36,227	10.23

	At September 30, 2013 (unaudited)
	Gross Carrying Value	Accumulated amortization	Net Carrying Value	Weighted average useful life in years
Acquired technology and domain name	$30,724	$(6,794)	$23,930	9.75
Customer relationships	6,300	(1,542)	4,758	8.97
Tradenames	4,970	(722)	4,248	14.80

Total	$41,994	$(9,058)	$32,936	10.23

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

6. Intangible Assets (Continued)

          Amortization expense by asset type for the years ended December 31, 2011 and 2012 and nine months ended September 30, 2012 and 2013 is shown below (in thousands):

	Year Ended December 31,		Nine Months Ended September 30
	2011	2012	2012	2013
			(unaudited)
Acquired technology and domain name	$963	$3,343	$2,470	$2,487
Customer relationships	212	760	570	570
Tradenames	105	373	292	245

Total amortization	$1,280	$4,476	$3,332	$3,302

          Amortization expense with respect to intangible assets at December 31, 2012 for each of the five fiscal years through December 31, 2017 and thereafter is as follows (in thousands):

Years ended December 31,
2013	4,408
2014	4,192
2015	4,047
2016	3,960
2017	3,787
Thereafter	15,833

Total amortization expense	$36,227

7. Goodwill

          The changes in the carrying amount of goodwill for the year ended December 31, 2011 is as follows (in thousands):

	Gross Carrying Value	Accumulated Impairment Losses	Net Carrying Value
December 31, 2010	$661	$—	$661
Goodwill from Honk acquisition	712	—	712
Goodwill from Carperks acquisition	691	—	691
Goodwill from ALG acquisition	51,206	—	51,206

December 31, 2011	$53,270	$—	$53,270

          Goodwill in 2011 arose from three acquisitions completed during the year as detailed in Note 3. There were no changes to goodwill during the year ended December 31, 2012 or the nine months ended September 30, 2013 (unaudited).

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

8. Debt Financing

          On May 8, 2012, the Company received cash proceeds of $23.1 million by issuing subordinated secured convertible promissory notes to investors. The convertible promissory notes bore interest at 10% per annum and were due May 7, 2013. Principal and interest under the notes were due at maturity, unless earlier converted into shares of the Company's common stock. The notes were included as current liabilities under "Notes Payable" in the accompanying balance sheets.

          Principal and accrued interest under the promissory notes was automatically convertible into shares of the Company's common stock issued and sold at the Company's next financing yielding gross proceeds of at least $25.0 million (the "Qualified Financing"). The conversion price upon automatic conversion was equivalent to the lower of 85% of the price per share paid by the purchasers in the Qualified Financing or $8.05 per share. Principal and accrued interest under the promissory notes was convertible at the option of the holders if a change in control or an initial public offering occurred prior to the maturity date of the note. The conversion price per share was equivalent to the greater of 85% of the price per share as reflected in the change in control or initial public offering, or $5.30 per share.

          Principal and accrued interest under the promissory notes was convertible at the option of the holders if a Qualified Financing, change in control or initial public offering did not occur prior to maturity, at a price per share of $4.77.

          As the convertible promissory notes allowed the holders to convert the notes at a price less than the estimated fair value of the Company's common stock on the date of issuance, the notes contained a beneficial conversion feature ("BCF"). The BCF was valued on the issuance date of the notes as the difference between the fair value of the Company's common stock and the conversion price of $4.77 per share multiplied by the number of shares that the notes were convertible into. The Company recorded the BCF of $2.7 million as a discount on the notes and an adjustment to additional paid-in capital. The discount was amortized as additional interest expense over the period of the notes using the effective interest method.

          For the year ended December 31, 2012, the Company recorded interest expense of $1.5 million and amortization of debt discount of $1.8 million, which increased the face of the amount of the notes.

          For the nine months ended September 30, 2012 and 2013, the Company recorded interest expense of $0.9 million (unaudited) and $0.8 million (unaudited) and amortization of debt discount of $1.1 million (unaudited) and $0.9 million (unaudited), respectively.

          On May 8, 2013, the holders of the secured convertible promissory notes converted all the principal and interest on the notes to 5,334,618 shares of common stock at a conversion price of $4.77 per share.

9. Credit Facility

          In 2009 the Company entered into a Credit Facility with a financial institution that provided advances under (i) a formula-based line of credit, (ii) a non-formula-based line of credit, and (iii) equipment term loans. On June 13, 2012, the Company entered into an amended and restated loan and security agreement with the same financial institution (the "Amended Credit Facility"). The Amended Credit Facility provided for advances under a formula-based revolving line of credit. The

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Credit Facility (Continued)

revolving line of credit provided advances equal to 80% of eligible accounts receivable and was subject to sub-limits, as defined, for letters of credit, foreign exchange, and cash management services provided by the financial institution. The maximum amount available under the line of credit was $8.0 million at December 31, 2012. The Company did not draw on the line of credit in 2012.

          The revolving line expired on June 13, 2013 and bore interest at 8% at all times until May 31, 2013, and thereafter at the bank's prime rate plus 0.5% when liquidity, as defined in the loan and security agreement, of $15.0 million was maintained, or prime rate plus 2% when liquidity of less than $15.0 million was maintained. The line of credit agreement required the Company to make monthly interest payments on the outstanding principal. All unpaid principal was due at maturity. The Amended Credit Facility required the Company to maintain 85% of the value of its bank deposit accounts with the financial institution. The Amended Credit Facility was collateralized by substantially all of the assets of the Company.

          The Amended Credit Facility required the Company to maintain tangible net worth of $35.0 million at all times beginning May 31, 2012, increasing (i) the last day of each calendar quarter by 50% of quarterly net income, and (ii) immediately by an amount of 50% of any proceeds received by the Company from the sale of its equity securities or the incurrence of subordinated debt in excess of $20.0 million. The Amended Credit Facility also required the Company to maintain a negative free cash flow that did not exceed the Company's unrestricted cash divided by six and was subject to certain other customary non-financial covenants at December 31, 2012. The Company was in compliance with the financial covenants at December 31, 2012. The Company was also obligated to pay certain administrative and commitment fees. The Amended Credit Facility restricted the Company's ability to pay dividends.

          At December 31, 2011 and 2012, no amounts were outstanding under the Amended Credit Facility.

          On June 13, 2013, the Company entered into a second amended and restated loan and security agreement with the same institution ("Second Amended Credit Facility"). The Second Amended Credit Facility provides for advances under a formula-based revolving line of credit. The revolving line of credit provides advances equal to 80% of eligible accounts receivable and is subject to sub-limits, as defined, for letters of credit, foreign exchange, and cash management services provided by the financial institution. In addition, the Company entered into a warrant agreement that allows the financial institution to purchase 40,000 shares of the Company's common stock at an exercise price of $5.28 per share if the Company draws on the credit facility at any time after the issuance date. If at any time, the advances to the Company in aggregate principal amount are greater than $4.0 million the number of shares increases to 100,000. On August 29, 2013, the Company drew down $5.0 million (unaudited) on the credit facility, triggering warrants to purchase up to 100,000 shares of TrueCar's common stock at an exercise of $5.28 per share to be issued to the financial institution. For the nine months ended September 30, 2013, the Company recorded a debt discount of $0.4 million (unaudited) related to the warrants issued.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

9. Credit Facility (Continued)

          The carrying value of the Company's debt, before discount, approximates fair value. At September 30, 2013, the carrying amount of the Company's outstanding debt is summarized as follows (in thousands):

September 30, 2013
(unaudited)
Revolving line of credit	$5,000
Debt discount, net of accumulated accretion	(366)

Total carrying value	$4,634

          The maximum amount available under the line of credit is $12.0 million (unaudited), of which $6.4 million was available at September 30, 2013.

          The revolving line bears interest at a floating per annum rate equal to the bank's prime rate plus an applicable margin based on the Company's liquidity defined as unrestricted cash plus amounts available under the credit facility. If the Company's liquidity is i) less than $10 million, the applicable margin is 1.75%, ii) if the Company's liquidity is equal to or greater than $10 million but less than $20 million, the applicable margin is 0.5%, iii) if the Company's liquidity is greater than or equal to $20 million, the applicable margin is 0.0%. The line of credit agreement requires the Company to make monthly interest payments on the outstanding principal. All unpaid principal is due at maturity, which is June 13, 2014.

          The Second Amended Credit Facility requires the Company to maintain an adjusted quick ratio of at least 1.5 to 1 on the last day of each month. At September 30, 2013, the Company was in compliance with the financial covenants. The Company is also obligated to pay administrative and commitment fees. The Second Amended Credit Facility restricts the Company's ability to pay dividends.

10. Commitments and Contingencies

Operating Leases

          At December 31, 2012, the Company had various non-cancellable operating leases related to the Company's equipment and office facilities which expire through 2017.

          At December 31, 2012, future minimum payments for obligations under non-cancellable operating leases are as follows (in thousands):

Years ended December 31,
2013	2,380
2014	1,119
2015	1,118
2016	601
2017	38

Total minimum lease payments	$5,256

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

10. Commitments and Contingencies (Continued)

          The Company recorded rent expense of $1.6 million, $2.4 million, $1.8 million (unaudited), and $1.8 million (unaudited), for the years ended December 31, 2011 and 2012 and nine months ended September 30, 2012 and 2013, respectively.

          In connection with one of the Company's office facilities leases, the Company was required to obtain an irrevocable standby letter of credit, in the amount of $0.5 million for the benefit of its landlord. This letter of credit was posted by the financial institution which provides the Credit Facility (Note 9). The letter of credit expires on May 15, 2016.

Automotive Website Program Partnership Agreement

          On October 19, 2011, the Company entered into an agreement with Yahoo! Inc. or Yahoo!. Under the agreement, the Company agreed to host Yahoo!'s Auto Buying Program and pay a minimum of $50.0 million annually beginning January 1, 2012 for a period of three years, in exchange for a guarantee by Yahoo! of the delivery of specified quantities of unique visitors and users to the Auto Buying Program. On October 19, 2011, the Company paid a deposit of $10.0 million to Yahoo! and on January 17, 2012 provided a stand-by letter of credit of $15.0 million that guaranteed the Company's performance under the agreement. At December 31, 2011, the $10.0 million deposit was recorded as a non-current asset.

          On June 29, 2012, the Company and Yahoo! modified the Automotive Website Program Partnership Agreement, significantly reducing the Company's obligations under the agreement. The modification eliminated the annual minimum guarantee of $50.0 million and provided that the Company pay Yahoo! a marketing fee based on future vehicle sales generated through the automotive site. The Company agreed to pay Yahoo! $20.0 million for the visitors and users it provided through the date of the terminated agreement via the use of the $10.0 million deposit originally held by Yahoo!, with the remaining balance payable in installments over a period of nine months, and was paid in full in February of 2013.

          In addition, the June 29, 2012 modification provided for an immediate reduction of the stand-by letter of credit required under the agreement from $15.0 million to $10.0 million and a further reduction each month of $1.1 million, to reduce the letter of credit to $2.0 million as the Company made installment payments on the $20.0 million settlement amount. The Company was required to maintain restricted cash equal to the amount of the letter of credit. At December 31, 2012 the stand-by-letter of credit outstanding totaled $4.5 million. The stand-by-letter of credit was reduced to $2.0 million in April 2013 and will be reduced to zero on September 29, 2014.

Legal Proceedings

          From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not currently a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company's business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

10. Commitments and Contingencies (Continued)

Employment Contracts

          The Company has entered into employment contracts with certain executives of the Company. Employment under these contracts are at-will employment. However, under the provisions of the contracts, the Company would incur severance obligations up to twelve months of the executive's annual base salary for certain events such as involuntary terminations. In addition, certain executives earn liquidity bonuses totaling $2.9 million upon a change in control of the Company, or upon an initial public offering if certain liquidity criteria are met.

Indemnifications

          In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company's breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third-parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss provisions. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. To date, there has not been a material claim paid by the Company, nor has the Company been sued in connection with these indemnification arrangements. At December 31, 2011 and 2012, and September 30, 2013 (unaudited) the Company has not accrued a liability for these guarantees, because the likelihood of incurring a payment obligation, if any, in connection with these guarantees is not probable or reasonably estimable.

Marketing Sponsorships

          The Company has entered into marketing sponsorship agreements with professional sporting affiliations. At December 31, 2012, the sponsorship agreements require future commitments of $6.6 million payable in 2013, $0.8 million payable in 2014 and $0.8 million payable in 2015.

11. Stockholders' Equity

          At December 31, 2012, the Company was authorized to issue 147,000,000 shares of common stock and no shares of convertible preferred stock.

          In August 2011 and September 2011, the Company raised gross proceeds of $54.4 million through the issuance of 10,271,726 shares of common stock. Simultaneously with the consummation of the initial closing of the common stock financing in August 2011, all of the Company's issued and outstanding convertible preferred stock was converted into shares of common stock on a one for one basis. Upon conversion, the carrying value of the convertible preferred stock of $59.6 million was reclassified to common stock and additional paid-in-capital. The liquidation preference provisions of the preferred stock were considered contingent redemption provisions as there were certain events, including a change in control, that were not solely within the control of the Company. As a result, prior to conversion in August 2011, the preferred stock was reflected in the mezzanine section of the consolidated balance sheet. Holders of certain series of preferred stock were entitled to receive cumulative dividends when and if declared by the Board of

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Stockholders' Equity (Continued)

Directors. No dividends were declared through August 30, 2011. Cumulative dividends on the preferred stock immediately prior to the conversion were $9.5 million, of which $2.4 million related to 2011. The dividends relating to 2011 were recorded as an increase to net loss attributable to common stock for the computation of 2011 earnings per share. No dividends were paid on the preferred stock.

Stock Repurchases

          During the year ended December 31, 2011, the Company repurchased a total of 3,461,799 shares of common stock at an average price of $4.38 per share for an aggregate amount of $15.2 million. Of the 3,461,799 shares repurchased, 2,641,509, representing $14.0 million of the cost, were retired and recorded as a reduction of common stock and additional paid-in-capital. The remaining shares were sold to existing investors at the same price which the Company paid to repurchase the shares.

          During the year ended December 31, 2012, the Company repurchased a total of 397,912 shares of common stock at an average price of $4.14 per share for an aggregate amount of $1.7 million in cash. Of the 397,912 shares of common stock repurchased, 165,416 shares were repurchased from the Company's CEO in September 2012; 37,375 shares of common stock were repurchased from a former employee in accordance with a severance agreement in October 2012 and 195,121 shares of common stock were repurchased in connection with an executed employment agreement with its CEO. Pursuant to an employment agreement, the Company's CEO was also provided the right to sell $1.0 million shares of common stock to the Company during December 2012 at the fair value per share at the time of the sale. On December 28, 2012, the Company repurchased 195,121 shares at a price of $5.33 in connection with this agreement. All repurchased shares were retired and have been recorded as a reduction of common stock and additional paid-in capital.

          No shares were repurchased during the nine months ended September 30, 2013.

Warrants to Purchase Preferred Stock and Common Stock

          From 2005 to 2008, the Company issued warrants to purchase various classes of preferred shares totaling 618,334 shares. These warrants were immediately exercisable, in whole or in part at exercise prices of $1.02 and $1.20 per share. The expiration date of the warrants ranged from April 2012 to September 2014. In 2011, the Company's issued and outstanding convertible preferred stock was converted into shares of common stock. Simultaneously, the holders of convertible preferred stock warrants automatically converted their warrants into warrants to purchase shares of common stock. Accordingly, the Company recorded an adjustment to reclassify the then fair value of $2.6 million, of the convertible preferred stock warrant liability to additional-paid in capital. During the year ended December 31, 2012, warrants to purchase 530,785 shares were exercised at an exercise price of $1.20 per share. At December 31, 2012 and September 30, 2013 (unaudited), warrants to purchase 87,549 shares of common stock at an exercise price of $1.02 per share were outstanding.

          On March 12, 2009, June 25, 2010, and on January 1, 2012, the Company entered into agreements with USAA, an affinity partner and significant stockholder of the Company, which agreements provided for the issuance of warrants to purchase shares of the Company's common

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Stockholders' Equity (Continued)

stock if minimum performance milestones, based on the level of vehicle sales, were achieved. On November 24, 2009, the minimum performance milestones were reached and a fully vested warrant was issued by the Company which allows for the purchase of up to 1,442,223 shares of common stock at $0.55 per share. These warrants were outstanding at December 31, 2012 and September 30, 2013 (unaudited).

          On June 25, 2010, an additional warrant to purchase up to 2,480,000 shares of the Company's common stock at $1.41 per share was issued to USAA. The warrant became exercisable based on the achievement of performance milestones based on the level of vehicle sales. During 2011, the performance milestones were fully achieved and the affinity partner received a warrant to purchase the full 2,480,000 shares of common stock. The warrant was fully vested at December 31, 2011. For the year ended December 31, 2011, the Company recognized expense, which has been reflected as sales and marketing expenses on the accompanying consolidated statements of comprehensive loss, of $0.4 million related to this warrant. The warrant will expire at the earlier of (i) eight (8) years from issuance, (ii) ninety (90) days after the expiration of the affinity agreement, or (iii) immediately prior to the close of an initial public offering of the Company's common stock. In 2011, the Company recorded the fair value of the warrant based on the following assumptions using the Black-Scholes option pricing model: expected life of 7.1 to 7.4 years, risk-free interest rate 2.39% to 2.95% and volatility of 50%. These warrants were outstanding at December 31, 2012 and September 30, 2013 (unaudited).

          On January 1, 2012, the Company issued another warrant to USAA which allows USAA to purchase up to 1,564,000 shares of the Company's common stock at $5.30 per share if minimum performance milestones are reached. The warrant becomes exercisable based on the achievement of the performance milestones. For the year ended December 31, 2012, the Company reached a portion of their milestone and recognized expense, which has been reflected as sales and marketing expenses on the accompanying consolidated statements of comprehensive loss, of $0.3 million related to warrants to purchase 46,801 shares of common stock that have been earned and are vested. The warrant will expire at the earlier of (i) eight (8) years from issuance, (ii) ninety (90) days after the expiration of the affinity-agreement with USAA, or (iii) immediately prior to the close of an initial public offering of the Company's common stock. In 2012, the Company recorded the fair value of the warrants based on the following assumptions using the Black-Scholes option pricing model: expected life 7.0 to 8.0 years, risk free rate of 1.02% to 1.77% and volatility of 50.0% to 58.6%. At September 30, 2013, 505,472 (unaudited) shares had vested based on achievement of the performance milestones pursuant to the agreement.

          On February 25, 2011, the Company entered into a media and marketing services agreement with a direct marketing firm. Under the arrangement, the marketing firm will provide media purchasing, production, advertising, and marketing services in connection with the advertising and marketing of the Company's services. In addition to cash consideration, the Company agreed to issue a warrant to the marketing firm to purchase up to 2,150,000 shares of the Company's common stock at a price of $4.01 per share. Under the warrant agreement, one share of common stock becomes exercisable for each $18.60 of media placement costs the Company incurs. All shares under the warrant agreement will become exercisable in accordance with the vesting schedule or termination by either party pursuant to the agreement in the event of a default, as defined. The warrant expires eight years from the issuance date. The Company does not have a guaranteed purchase commitment under the terms of the agreement. Effective September 1, 2012,

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Stockholders' Equity (Continued)

the warrant agreement was amended ("First Amendment") to allow the direct marketing firm, for the period September 1, 2012 through April 30, 2013, to vest in warrants at the greater of i) one share of common stock for each $18.60 that the Company expends or becomes obligated to expend at the end of each month through any media provider on media placement costs, or ii) 67,200 shares per month if the Company has not expended or become obligated to expend $1 million on media placement costs per month. Effective April 30, 2013, the warrant agreement was amended ("Second Amendment") to allow the direct marketing firm, for the period May 1, 2013 through July 31, 2013, to vest in a manner consistent with the First Amendment. Effective July 1, 2013, the warrant agreement was amended ("Third Amendment") to allow the direct marketing firm, for the period July 1, 2013 through December 31, 2013, to vest in warrants at the greater of i) one share of common stock for each $18.60 that the Company expends or becomes obligated to expend at the end of each month through any media provider on media placement costs, or ii) 26,889 shares per month on July 31, 2013 and 53,763 shares per month thereafter if the Company has not expended or become obligated to expend $1 million on media placement costs per month.

          In 2011, the Company recorded the fair value of the warrants based on the following assumptions using the Black-Scholes option pricing model: expected life of 7.17 to 7.67 years, risk free rate 1.38% to 2.65% and volatility of 56.5%. In 2012, the Company recorded the fair value of the warrants based on the following assumptions using the Black-Scholes option pricing model: expected life of 5.8 to 7.1 years, risk free rate of 0.62% to 1.39% and volatility of 58.6% to 59.5%. For the years ended December 31, 2011 and 2012, the Company recognized expense of $1.7 million and $1.6 million related to 416,530 and 311,566 warrants earned, respectively. For the nine months ended September 30, 2012 and 2013, the Company recognized expense of $0.2 million (unaudited) and $1.9 million (unaudited) related to 42,766 (unaudited) and 651,463 (unaudited) warrants earned, respectively. The expense has been reflected as sales and marketing expense on the accompanying consolidated statements of comprehensive loss.

          On April 29, 2011, in connection with the acquisition of Honk (Note 3), The Company issued a warrant for the purchase of 8,586 shares of the Company's common stock at $0.01 per share. These fully vested warrants expire on April 29, 2021 or upon a qualified liquidity event and were outstanding at December 31, 2012 and September 30, 2013 (unaudited).

          On October 1, 2011, in connection with the acquisition of ALG (Note 3), the Company issued warrants to purchase 6,347,125 shares of common stock at an exercise of $5.30 per share. The warrants were valued at the acquisition date using the Black-Scholes option pricing model with the following assumptions: contractual term of one year, expected volatility of 45%, risk-free rate of 0.19% and zero dividend-yield. Common stock warrants in the amount of 6,347,125 at an exercise price of $5.30 per share were net exercised as of December 31, 2012 for the total shares issued of 35,725.

          On April 12, 2012, the Company issued a warrant to Yahoo! in accordance with the Automotive Website Program Partnership agreement, to purchase up to 12,000,000 shares of the Company's common stock, with shares vesting in 1,000,000 share increments on a quarterly basis over the period beginning January 1, 2012 through December 31, 2014. The exercise price of the warrants was $7.67 per share for warrant shares that vested during 2012, and would be at a price equal to the Company's common stock per share fair value at December 31, 2012 and December 31, 2013 for 2013 and 2014, respectively. On June 29, 2012, the Automotive Website

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Stockholders' Equity (Continued)

Program Partnership Agreement was modified and the unvested warrants to purchase an aggregate of 11,000,000 shares of common stock were cancelled. At the date of amendment 1,000,000 of the warrants had vested. In 2012, the Company recorded the fair value of the warrants based on the following assumptions using the Black-Scholes option pricing model: expected life of 0.2 to 2.9 years, risk free rate of 0.06% to 0.50% and volatility of 50.9%. For the year ended December 31, 2012, the Company recognized expense of $0.1 million related to the 1,000,000 warrants earned. These warrants expired unexercised during 2012.

          On June 13, 2012, in connection with the execution of the amended credit facility (Note 9), the Company entered into a warrant agreement with the financial institution to purchase 40,000 shares of the Company's common stock, at an exercise price of $5.28 per share if the Company draws on the credit facility at any time after the issuance date. If at any time, the advances to the Company in aggregate principal amount are greater than $4.0 million, the number of shares increases to 100,000. The warrants are immediately vested upon drawing on the line and expire on the earlier of June 13, 2022, or an acquisition of the Company consisting solely of cash and or marketable securities. The warrant is automatically net exercised on the expiration date, if the fair market value per share of the Company's common stock at expiration date is greater than the warrant price. At December 31, 2012, the Company had not drawn on the credit facility and as such no shares under the warrant had vested and no expense recognized. On August 29, 2013, the Company drew down $5.0 million (unaudited) on the credit facility, triggering the issuance of warrants to purchase 100,000 shares of TrueCar's common stock at an exercise of $5.28 per share. In 2013, the Company recorded the fair value of the warrants based on the following assumptions using the Black-Scholes option pricing model: expected life of 10 years, risk free rate of 2.78% and volatility of 64.8%. For the nine months ended September 30, 2013, the Company recorded the fair value of the warrant to additional paid in capital, offset by a debt discount, reducing the carrying value of the line of credit. The debt discount will be accreted over the life of the loan as interest expense under the effective interest method.

Convertible Promissory Note

          On February 25, 2011, the Company received cash proceeds of $2.0 million by issuing a convertible promissory note to a direct marketing firm. The convertible promissory note bore interest at 6% per annum and was due and payable upon demand by the holder at any time after August 25, 2011. All principal and accrued interest under the convertible note was automatically convertible into shares of the Company's preferred stock issued and sold at the close of the Company's next equity financing. The number of shares of preferred stock to be issued was equal to the quotient obtained by dividing the entire principal and accrued interest amount due under the convertible note by the lowest price per share paid for the next round of preferred stock. At August 25, 2011, the Company had not consummated an equity financing as defined in the convertible promissory note; however, on August 30, 2011, the Company raised capital through the issuance of common stock. The holder of the note agreed to exchange $2.1 million of principal and accrued interest due under the convertible note for 388,648 shares of the Company's common stock.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

11. Stockholders' Equity (Continued)

Other Equity Awards

          In December 2012, pursuant to an amendment to the Company's CEO's employment agreement, the CEO was provided with the right to sell $1.0 million of common stock to the Company during December 2012 and December 2013, respectively, at the then fair value of the Company's common stock. In the event of the repurchases of common stock by the Company, the CEO was also entitled to receive options to purchase the equivalent number of shares of common stock at the then fair value of common stock. The CEO exercised his right to have the Company repurchase 195,121 and 168,634 (unaudited) shares of common stock in December 2012 and 2013, respectively, and the Company subsequently issued the CEO options to purchase the equivalent number of shares of common stock at the fair value of common stock on the respective grant dates. The shares of common stock related to the December 2013 right to sell $1.0 million of common stock to the Company have been classified within the mezzanine section of the consolidated balance sheets at December 31, 2012 and September 30, 2013 as the shares are contingently redeemable at the option of the CEO.

Reserve for Unissued Shares of Common Stock

          The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient for the exercise of all outstanding warrants, plus shares granted and available for grant under the Company's stock option plan.

          The amount of such shares of the Company's common stock reserved for these purposes at December 31, 2012 is as follows:

Number of Shares
Common stock issued	84,500,763
Outstanding stock options	23,128,555
Outstanding common stock warrants	7,732,358
Additional shares available for grant under the 2005 Plan	2,252,963
Additional shares available for grant under the 2008 Plan	—

Total	117,614,639

Exchange of shares for services

          The Company entered into a common stock purchase agreement with a third party vendor that provided legal services to the Company. The common stock purchase agreement allowed the Company to enter into a Conversion Option Agreement ("Conversion Option"), which allowed the Company to pay 20% of its bill rendered for legal service in shares of common stock of the Company at a price of $7.67 for $0.9 million of the lesser of (i) $7.67 per share, or (ii) the value, as of the 15th of each month during the term of the engagement, implied by the most recent equity financing consummated during the term of the engagement. On various dates throughout 2012, the Company exercised its Conversion Option and exchanged 110,825 shares of common stock of the Company at a price of $7.67 for $0.9 million of legal services rendered for the period ended December 31, 2012. The fair value of the shares exchanged during the year ended December 31, 2012 ranged from $5.28 to $6.50 resulting in a gain of $0.2 million on the transaction.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

12. Stock-based Awards

Stock Options

          A summary of the Company's stock option activity under the 2005 and 2008 plans for the year ended December 31, 2012 and nine months ended September 30, 2013 is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contract Life (in years)
Outstanding at December 31, 2011	22,864,597	$1.62
Granted	4,292,363	$6.63
Exercised	(602,242)	$0.61
Canceled/forfeited	(3,426,163)	$3.23

Outstanding at December 31, 2012	23,128,555	$2.34	7.35

Granted (unaudited)	3,573,429	$5.28
Exercised (unaudited)	(127,172)	$1.20
Canceled/forfeited (unaudited)	(2,734,869)	$2.06

Outstanding at September 30, 2013 (unaudited)	23,839,943	$2.82	6.97

Vested and expected to vest at December 31, 2012	19,556,190	$2.01	7.12
Exercisable at December 31, 2012	14,098,323	$1.35	6.58
Vested and expected to vest at September 30, 2013 (unaudited)	20,057,684	$2.45	6.69
Exercisable at September 30, 2013 (unaudited)	15,286,555	$1.73	6.08

          At December 31, 2012, total remaining stock-based compensation expense for unvested awards is $10.2 million, which is expected to be recognized over a weighted-average period of 2.46 years.

          The weighted-average grant-date fair value per share of options granted for the years ended December 31, 2011 and 2012 and nine months ended September 30, 2012 and 2013 was $1.59, $3.22, $3.22 (unaudited), and $3.05 (unaudited) respectively. The Company recorded stock-based compensation expense of $5.2 million, $9.4 million, $7.9 million (unaudited), and $5.4 million (unaudited) for the years ended December 31, 2011 and 2012, and nine months ended September 30, 2012 and 2013, respectively.

          The total intrinsic value of options exercised in 2011 and 2012 was $8.6 million and $2.9 million, respectively. This intrinsic value represents the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each option. Based on the fair market value of the Company's common stock at December 31, 2012, the total intrinsic value of all outstanding options was $73.2 million. The total intrinsic value of exercisable options at December 31, 2012 was $56.6 million.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

12. Stock-based Awards (Continued)

          There was no excess tax benefits realized for the tax deductions from stock options exercised during the years ended December 31, 2011 and 2012 and nine months ended September 30, 2012 and 2013 (unaudited).

          During 2011 and 2012, the Company granted certain executives stock options to purchase 525,000 shares of common stock at a weighted average exercise price of $4.10 per share, and 250,000 shares of common stock at a weighted average exercise price of $7.67 per share, respectively. For the nine months ended September 30, 2013, the Company granted certain executives stock options to purchase 123,000 (unaudited) shares at a weighted average exercise price of $5.28 (unaudited) per share. These awards contain performance conditions based on achieving certain revenue and earnings targets. The grant date fair values of these awards for 2011, 2012 and the nine months ended September 30, 2013 were $1.0 million and $0.8 million and $0.4 million (unaudited), respectively, as determined using a Black-Scholes option pricing model. The Company recognizes compensation cost for stock options with performance conditions using a graded vesting model, based on the probability of the performance condition being met, net of estimated pre-vesting forfeitures. At December 31, 2011 and 2012 and September 30, 2013, the Company determined that it was probable that the performance conditions of certain awards would be met, and accordingly, compensation cost totaling $0.3 million was recognized for these awards during 2011 and 2012. Compensation cost totaling $0.1 million (unaudited) and $0.5 million (unaudited) was recognized for these awards for nine months ended September 30, 2012 and 2013, respectively.

          In July 2011, the Board of Directors authorized the modification of stock options issued to an executive, which extended the exercise period related to fully vested stock options. As a result of the modification, additional stock compensation of $2.1 million was recognized in 2011.

          In March 2012, the Board of Directors authorized the modification of stock options which accelerated vesting of stock options to purchase 1,089,707 shares of common stock and extended the exercise period for all vested shares, including stock options to purchase 947,002 shares of common stock previously granted to a former executive. As a result of the modification, additional stock compensation expense of $4.5 million was recognized in 2012.

          The following table summarizes the Company's options granted during the year ended December 31, 2012 and the nine months ended September 30, 2013 (unaudited):

Date	Number of Shares	Exercise Price per Share	Fair Value per Share of Common Stock Grant on Date	Intrinsic Value per Share
February 2012	2,380,863	$7.67	$6.73	—
August 2012	1,638,000	$5.33	$5.33	—
November 2012	273,500	$5.33	$5.33	—
February 2013 (unaudited)	1,716,484	$5.28	$5.28	—
May 2013 (unaudited)	1,023,245	$5.28	$5.28	—
June 2013 (unaudited)	734,700	$5.28	$5.28	—

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

12. Stock-based Awards (Continued)

          Activity in connection with the restricted stock is as follows for the year ended December 31, 2012 and nine months ended September 30, 2013 (unaudited):

	Number of Shares	Weighted- Average Grant Date Fair Value
Non-vested — December 31, 2011	704,350	$1.69
Granted	26,280	$5.33
Vested	(547,297)	$1.64

Non-vested — December 31, 2012	183,333	$2.37

Granted (unaudited)	—	$—
Vested (unaudited)	(75,000)	$2.37

Non-vested — September 30, 2013 (unaudited)	108,333	$2.37

          For the years ended December 31, 2011 and 2012, and nine months ended September 30, 2012 and 2013, the Company recorded $1.0 million, $0.9 million, $0.7 million (unaudited), and $0.2 million (unaudited), respectively, in compensation expense in connection with the vesting of shares of restricted stock. At December 31, 2012, total remaining stock-based compensation expense amounted to $0.4 million, which is expected to be recognized through November 2014.

  Stock-based Compensation Cost

          The Company recorded stock-based compensation cost relating to stock options and restricted stock awards in the following categories on the accompanying consolidated statements of comprehensive loss (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Cost of revenue	$47	$122	$73	$81
Sales and marketing	1,076	1,571	1,015	1,696
Technology and development	1,096	1,428	1,093	1,143
General and administrative	3,989	7,199	6,372	2,664

Total stock-based compensation expense	6,208	10,320	8,553	5,584
Amount capitalized to internal software use	266	214	157	366

Total stock-based compensation	$6,474	$10,534	$8,710	$5,950

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes

          The components of the Company's income tax benefit are as follows (in thousands):

	Year Ended December 31,
	2011	2012
Current:
Federal	$—	$—
State	2	3

Total current provision	2	3

Deferred:
Federal	(8,264)	(318)
State	(2,428)	(291)

Total deferred provision	(10,692)	(609)

Total income tax benefit	$(10,690)	$(606)

          As described below, the Company has established a valuation allowance against its net deferred tax assets as the Company has determined that it is more likely than not that the deferred tax assets will not be realized. The Company's income tax benefit in 2012 of $0.6 million reflected a tax benefit of $1.1 million associated with a beneficial conversion feature on its convertible notes payable issued in May 2012 (Note 8), which was partially offset by tax expense related to the amortization of tax deductible goodwill that is not an available source of income to realize deferred tax assets. The benefit from income taxes in 2011 of $10.7 million reflected a partial release of the valuation allowance as a result of deferred tax liabilities recognized from the acquisition of ALG.

          The reconciliation between the amount computed by applying the U.S. federal statutory tax rate of 34% to income before income taxes and the income tax benefit is as follows (in thousands):

	Year Ended December 31,
	2011	2012
Income tax benefit at the statutory rate	$(6,679)	$(25,534)
State income taxes, net of federal benefit	(116)	(5,742)
Nondeductible expenses	1,713	790
Change in valuation allowance	(6,878)	30,064
Expiration of capital loss carryforward	2,034	—
Research and development tax credits	(398)	—
Other	(366)	(184)

Total income tax benefit	$(10,690)	$(606)

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

          The components of deferred tax assets (liabilities) are as follows (in thousands):

	December 31, 2011	December 31, 2012
Deferred income tax assets:
Net operating loss carryforwards	$20,570	$47,511
Stock-based compensation	2,357	6,243
Accrued expenses	3,171	1,929
Research and development tax credits	398	610
Other	—	157

Gross deferred tax assets	26,496	56,450

Valuation allowance	(11,348)	(41,412)

Net deferred tax assets	15,148	15,038

Deferred tax liabilities:
State taxes	(790)	(3,405)
Property, equipment and software	(3,135)	(2,676)
Intangible assets	(11,391)	(9,297)
Other	(27)	(344)

Gross deferred tax liabilities	(15,343)	(15,722)

Total net deferred tax liabilities	$(195)	$(684)

          The net deferred tax liability at December 31, 2011 and 2012 relates to amortization of tax deductible goodwill that is not an available source of income to realize deferred tax assets. Accordingly, the net deferred tax liability does not reduce the need for a valuation allowance related to the Company's net deferred tax assets.

          At December 31, 2012, the Company had federal and state net operating loss carryforwards of $114.6 million and $97.3 million, respectively. The Company's federal and state net operating loss carryforwards expire beginning in the years ending December 31, 2026 and 2013, respectively. As of December 31, 2012, the Company had federal and state research and development tax credit carryforwards of approximately $0.8 million and $0.4 million, respectively. The federal tax credit carryforwards begin to expire in 2028. The state tax credit carryforward can be carried forward indefinitely.

          The Internal Revenue Code of 1986, as amended, imposes substantial restrictions on the utilization of net operating losses and other tax attributes in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use pre-change net operating loss and research tax credits may be limited as prescribed under IRC Sections 382 and 383. Events which may cause limitation in the amount of the net operating losses and credits that the Company utilizes in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. As a result of historical equity issuances, the Company has determined that annual limitations on the utilization of its net operating losses and credits do exist pursuant to IRC Sections 382 and 383, however, such limitations are not expected to impact the Company's ability to utilize these deferred tax assets.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

          Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2012. Such objective evidence limits the ability to consider other subjective evidence such as its projections for future growth. On the basis of this evaluation, as of December 31, 2012, a valuation allowance of $41.4 million has been recorded since it is more likely than not that the deferred tax assets will not be realized.

          The change in the valuation allowance for the years ended December 31, 2011 and 2012 is as follows (in thousands):

	Year Ended December 31,
	2011	2012
Valuation allowance, at beginning of year	$18,226	$11,348
Increase in valuation allowance	3,941	30,064
Release of valuation allowance	(10,819)	—

Valuation Allowances, at end of year	$11,348	$41,412

          As a result of certain realization requirements of ASC 718, Compensation — Stock Compensation, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets as of December 31, 2011 and 2012, that arose directly from (or the use of which was postponed by) tax deductions related to stock-based compensation that are greater than the compensation recognized for financial reporting purposes. Additional paid-in capital will be increased by $1.7 million if and when such deferred tax assets are ultimately realized. The Company uses the with-and-without approach when determining when excess tax benefits have been realized.

          The following is a reconciliation of the total amounts of unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2011	2012
Unrecognized tax benefit beginning of year	$—	$—
Gross increases — tax positions in prior year	—	610
Gross decreases — tax positions in current year	—	(614)

Unrecognized tax benefit end of year	$—	$(4)

          The unrecognized tax benefits are recorded as an adjustment to the deferred tax assets. Since there is a full valuation allowance recorded against the deferred tax assets, any subsequent reductions of the valuation allowance and recognition of the associated tax benefit would affect the effective tax rate.

          The Company's policy is to recognize interest and penalties related to uncertain tax positions, if any, in the income tax provision. At December 31, 2012, the Company had no accrued interest

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

and penalties related to uncertain tax positions. The Company does not anticipate that the amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

          The Company is subject to taxation in the United States and various states. Due to the presence of net operating loss carryforwards, all of the income tax years remain open for examination by the Internal Revenue Service ("IRS") and various state taxing authorities. The Company was notified that it is under audit by the IRS for the tax years ending December 31, 2011 and 2012. The Company is not currently under audit from any other state taxing authorities.

14. Employee Benefit Plan

          The Company has a 401(k) Savings Retirement Plan that covers substantially all full-time employees who meet the plan's eligibility requirements and provides for an employee elective contribution. The Company made matching contributions to the plan of $0.5 million, $0.9 million, for the years ended December 31, 2011 and 2012. The Company made matching contributions to the plan of $0.7 million (unaudited) for the nine months ended September 30, 2012 and 2013.

15. Related Party Transactions

  Transactions with Stockholders

          As part of the acquisition of ALG, the Company entered into various data licensing and transition services agreements with Dealertrack, a significant stockholder of the Company. Costs under these agreements for the year ended December 31, 2011 of $0.8 million and $0.1 million and for the year ended December 31, 2012 of $1.7 million and $0.6 million are included in cost of sales, and sales and marketing expense in the consolidated statement of comprehensive loss, respectively. Costs under these agreements for the nine months ended September 30, 2012 of $1.2 million (unaudited) and $0.4 million (unaudited) and for the nine months ended September 30, 2013 of $1.3 million (unaudited) and $0.6 million (unaudited) are included in cost of sales, and sales and marketing expense in the consolidated statement of comprehensive loss, respectively. Accounts payable to Dealertrack totaled $0.4 million, $0.2 million and $0.2 million (unaudited) at December 31, 2011 and 2012 and September 30, 2013, respectively.

  Notes Receivable from Related Parties

          From 2007 to 2011, the Company issued notes to executives of the Company totaling $4.1 million of which $2.9 million were exchanged for cash and $1.2 million were in consideration for the purchase of common stock. The notes bear interest at rates between 1.2% and 6.0%. Principal and interest payments are due at maturity. The loans have maturity dates ranging from 2011 to 2016, and were repaid in full by February 2014 (unaudited), except for $0.3 million which has been reserved for by the Company (unaudited).

          In September 2010, the Company issued a note to a former employee of the Company for $0.2 million in connection with the exercise of options to purchase common stock. The note bore interest at 0.5% and there were no principal and interest payments due until maturity in August 2013, and was paid in full.

          In October 2012, an executive resigned from the Company and became a consultant. As of his separation date, the former executive had two notes outstanding with original principal balances

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

15. Related Party Transactions (Continued)

of $0.1 million and $0.1 million, due November 2013 and August 2014, respectively. As part of this separation, the notes were amended such that that principal and accrued interest were due and payable upon the earlier of November 2013 or 45 days following the termination as a service provider to the Company. At December 31, 2012, the aggregate principal and interest outstanding was $0.2 million. The principal and interest on the notes were paid in full on December 27, 2013 (unaudited).

          Loans issued for the purchase of the Company's capital stock have been classified in stockholders' equity on the accompanying consolidated balance sheets. Loans issued for cash have been classified as notes receivable from related parties on the accompanying consolidated balance sheets.

          All of the notes receivable from the Company's executives described above are full recourse notes against their personal assets. In addition, the notes receivable contain provisions for accelerated repayment upon certain events such as termination of employment, the filing of a registration statement with the SEC for an initial public offering, or the acquisition of the Company.

  Vendor Purchases

          An employee of the Company is an officer of one of the Company's vendors. Purchases from that vendor, which are included in technology and development expense in the consolidated statements of comprehensive loss, totaled $0.4 million, $0.6 million, $0.5 million (unaudited) and $0.5 million (unaudited) for the years ended December 31, 2011 and 2012 and nine months ended September 30, 2012 and 2013, respectively.

  Advances to an Officer

          The Company pays business and personal expenses, which may be charged to a corporate card or paid directly to third parties, of the Company's CEO and the CEO reimburses the Company for personal expenses paid by the Company. During 2011 and 2012, and for nine months ended September 30, 2012 and 2013, the Company paid personal expenses of $0.1 million, $0.4 million, $0.2 million (unaudited), and $0.1 million (unaudited), respectively. At December 31, 2011 and 2012, and September 30, 2013, amounts receivable from this executive were $0.1 million, $0.3 million, and $0.4 million (unaudited) respectively, and were included in other current assets on the accompanying consolidated balance sheets. The advances made to the CEO were paid in full in February 2014 (unaudited).

  Stock Repurchase Arrangement with Officer

          The Company executed an employment agreement with a stock repurchase provision with its CEO. On December 28, 2012 the Company repurchased 195,121 shares of common stock at a price of $5.33, the fair value of the shares on the date of the transaction (Note 11).

  Transactions with USAA

          A member of the Company's board of directors is the current Managing Director, Corporate Development at USAA, the largest stockholder and most significant affinity marketing partner of the Company. The Company has entered into arrangements with USAA to operate their Auto Buying

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

15. Related Party Transactions (Continued)

Program. The Company has amounts due from USAA as of December 31, 2012 and September 30, 2013 of $0.6 million and $0.6 million (unaudited), respectively. In addition, the Company has amounts due to USAA as of December 31, 2011, 2012 and September 30, 2012 of $0.1 million, $0.5 million and $0.2 million (unaudited), respectively. The Company recorded sales and marketing expense of $2.6 million and $3.4 million for the years ended December 31, 2011 and 2012 and $2.3 million (unaudited) and $5.4 million (unaudited) for the nine month periods ended September 30, 2012 and 2013, respectively, related to service arrangements entered into with USAA, including non-cash expense associated with warrants to purchase shares of common stock (Note 11).

16. Revenue Information

          The CODM reviews separate revenue information for its Transaction and Data and Other service offerings. All other financial information is reviewed by the CODM on a consolidated basis. The following table presents our revenue categories during the periods presented (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
Transaction revenue	$71,222	$64,703	$46,771	$82,497
Data and other revenue	5,108	15,186	11,775	11,316

Total revenues	$76,330	$79,889	$58,546	$93,813

17. Subsequent Events

          The Company has evaluated subsequent events through February 14, 2014, the date of issuance of the consolidated financial statements.

  Issuance of Preferred Stock

          In November 2013, the Company sold an aggregate of 4,285,715 Series A Preferred Stock ("Series A") to Vulcan Capital Growth Equity LLC ("Vulcan"), in a private placement at a price of $7.00 per share, for an aggregate purchase price of $30.0 million. In addition, the Company issued to Vulcan a warrant to purchase one million shares of its common stock at an exercise price of $10.00 per share. The warrant is immediately exercisable and expires in November 2015. The Series A Preferred Stock has the following rights and preferences:

Conversion

          The Series A may be converted at any time after issuance, at the option of the holder, into shares of common stock as is determined by dividing the applicable issue price by the applicable conversion price of each share as defined in the Company's Certificate of Incorporation. The conversion rate for Series A is initially one for one, subject to anti-dilution and other customary adjustments.

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

17. Subsequent Events (Continued)

          Each share of Series A will automatically convert into common stock, at the then applicable conversion rate, upon (i) the closing of a firm commitment underwritten initial public offering of the Company's common stock pursuant to a registration statement under the Securities Act of 1933, or (ii) upon the receipt by the Company of a written request for such conversion from the holders of the majority of the Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such request.

Dividends

          Series A holders are entitled to receive non-cumulative dividends when and if declared by the Board of Directors at an annual rate of $0.56 per share.

Liquidation

          In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A held by them equal to the sum of (i) the liquidation preference specified for such share of Series A, and (ii) all declared but unpaid dividends (if any) on such share of Series A. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution of the holders of the Series A are insufficient to permit the payment to such holders of the full amounts specified, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the holders of the Series A in proportion to the full amounts they would otherwise be entitled to receive.

Other Rights and Preferences

          Holders of Series A have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the preferred stock.

Authorization of Shares

          In November 2013, the Company increased the number of authorized shares to 154.5 million, 150.0 million shares of common stock and 4.5 million shares of preferred stock, designated as Series A Preferred Stock.

  Other Transactions

          In October 2013, the Company cancelled performance grants that were unlikely to vest in the amount of 100,000 shares with an exercise price of $3.86 and 150,000 shares at an exercise price of $5.30.

          In November 2013, the Company entered into a fully executed settlement agreement with one of its marketing sponsorship partners and a third party affiliate of the agreement. The Company was obligated to pay the third party affiliate $0.3 million cash in November 2013, in addition to 55,000 shares of common stock. The sponsorship partner paid the Company $0.1 million in December

TrueCar, Inc.

Notes to Consolidated Financial Statements (Continued)

17. Subsequent Events (Continued)

2013 and agreed to terminate the existing agreement. Also in November 2013, the Board of Directors granted 31,311 shares of restricted stock to members of the Board of Directors.

          Pursuant to his amended employment agreement, the Company's CEO exercised his right to have the Company repurchase 168,634 shares of common stock in December 2013 at a price of a $5.93 per share and the Company subsequently issued the CEO options to purchase the equivalent number of shares of common stock at fair value on the grant date. See Note 11 for further information about this agreement.

          During October, and November 2013 and January and February 2014, the Board of Directors granted stock options to purchase 6,472,607 shares of the Company's common stock to employees and consultants at a weighted average exercise price of $6.00 per share. The stock options vest over periods ranging from one to four years. The Board of Directors also granted warrants to purchase 65,000 shares of the Company's common stock at a weighted-average exercise price of $8.43. The warrants expire two years from the grant date.

          The Company entered into a five year lease agreement with a third party in December 2013 for a new office space in Goleta, CA. Rent expense is $15,000 a month and required a $24,000 security deposit. The lease agreement also allows the Company the option to extend the lease for two additional five year periods.

          On February 13, 2014, the CEO repaid the Company for the entire outstanding balance of notes receivable and other advances outstanding at September 30, 2013 of $4.0 million.

             Shares

TrueCar, Inc.

Common Stock

Goldman, Sachs & Co.	J.P. Morgan

          Through and including                           (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

          Estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered under this registration statement are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

          On completion of this offering, the Registrant's amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant's directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant's amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

          Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

          The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

          The Registrant has purchased and intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

          The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

          See also the undertakings set out in response to Item 17 herein.

Item 15.    Recent Sales of Unregistered Securities.

          During the last three years, the Registrant sold the following unregistered securities:

  2005 Stock Plan Related Issuances

  •
  From January 1, 2011 through December 31, 2013, the Registrant granted to its directors, employees, consultants and other service providers options to purchase an aggregate of 19,301,668 shares of common stock under the Registrant's 2005 Stock Plan (the "2005 Plan") at exercise prices ranging from $1.89 to $7.67 per share, for an aggregate exercise price of approximately $95.5 million.

  •
  From January 1, 2011 through December 31, 2013, the Registrant sold and issued to its directors, employees, consultants and other service providers an aggregate of 2,715,638 shares of its common stock pursuant to option exercises under the 2005 Plan at prices ranging from $0.18 to $7.67 per share, for an aggregate purchase price of approximately $1.7 million.

  •
  From January 1, 2011 through December 31, 2013, the Registrant sold and issued to its directors, employees, consultants and other service providers an aggregate amount of 1,027,819 shares of restricted common stock under the 2005 Plan at prices ranging from $2.37 to $7.67 per share, for an aggregate purchase price of approximately $2.9 million.

  2008 Stock Plan Related Issuances

  •
  From January 1, 2011 through December 31, 2013, the Registrant sold and issued to its employees, consultants and other service providers an aggregate of 154,520 shares of its common stock pursuant to option exercises under the 2008 Plan at an exercise price of $0.26 per share, for an aggregate purchase price of approximately $40,000.

  Preferred Stock Issuances

  •
  In November 2013, the Registrant sold to one accredited investor 4,285,715 shares of its Series A Preferred Stock at a purchase price per share of $7.00 for aggregate gross proceeds of approximately $30.0 million.

  Conversion of All Outstanding Shares of Preferred Stock to Shares of Common Stock

  •
  In August 2011, the Registrant reclassified all of the outstanding interests and shares of its Series A-1, Series A-2, Series A-3, Series B, Series C and Series D Preferred Stock held by its investors by converting such interests into an aggregate of 45,098,325 shares of its common stock on a one-for-one basis. The Registrant received no proceeds as a result of this transaction.

  Common Stock Issuances

  •
  In April 2011, the Registrant sold to one accredited investor 2,127,658 shares of its common stock at a purchase price of $1.41 for gross proceeds of approximately $3.0 million.

  •
  In April 2011, the Registrant issued 595,972 shares of its common stock to one accredited investor in connection with its acquisition of a company.

  •
  In September 2011, the Registrant sold to twenty one accredited investors an aggregate of 10,271,726 shares of its common stock at a purchase price per share of $5.30 for aggregate gross proceeds of approximately $54.4 million.

  •
  In September 2011, the Registrant issued 25,000 shares of its common stock to one accredited investor in connection with its acquisition of substantially all the assets of a company.

  •
  In October 2011, the Registrant issued 15,556,037 shares of its common stock to one accredited investor in connection with its acquisition of a company.

  •
  In November 2011, the Registrant sold to one accredited investor 47,170 shares of its common stock at a purchase price per share of $5.30 for gross proceeds of approximately $250,000.

  •
  In April 2012, the Registrant sold to one accredited investor 18,867 shares of its common stock at a purchase price per share of $5.30 for gross proceeds of approximately $100,000.

  •
  In November 2012, the Registrant sold to one accredited investor 70,407 shares of its common stock at a purchase price per share of $7.67 for aggregate gross proceeds of approximately $540,000.

  •
  In December 2012, the Registrant sold to one accredited investor an aggregate of 40,418 shares of its common stock at a purchase price per share of $7.67 for aggregate gross proceeds of approximately $310,000.

  •
  From January 1, 2011 through December 31, 2013, the Registrant issued to three accredited investors an aggregate of 598,149 shares of its common stock pursuant to warrant exercises at prices ranging from $1.02 to $5.30 per share, for aggregate gross proceeds of approximately $859,000.

  Warrants

  •
  From January 1, 2011 through December 31, 2013, the Registrant issued to nine accredited investors warrants to purchase an aggregate of 23,295,477 shares of its common stock at exercise prices ranging from $0.01 to $10.00 per share, for an aggregate purchase price of approximately $153.8 million.

  Sales of Convertible Promissory Notes

  •
  In February 2011, the Registrant issued a convertible promissory note to one accredited investor in the principal amount of $2 million with an interest rate of 6% per annum.

  •
  In May 2012, the Registrant issued subordinated secured convertible promissory notes to sixteen accredited investors in an aggregate principal amount of approximately $23.1 million, each with an interest rate of 10% per annum.

  Conversion of Convertible Promissory Notes

  •
  In September 2011, the Registrant issued to one accredited investor 388,648 shares of its common stock pursuant to the conversion of approximately $2.1 million in principal and accrued interest on a convertible promissory note.

  •
  In May 2013, the Registrant issued to sixteen accredited investors an aggregate of 5,334,618 shares of its common stock pursuant to the conversion of approximately $25.4 million in principal and accrued interest on certain subordinated secured convertible promissory notes.

          None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each such transaction was exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the Registrant's board of directors, or Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving a public offering. Each recipient of the securities in these transactions represented his or her intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient represented that such recipient had received adequate information regarding the Registrant or had adequate access, through his or her relationship with the Registrant, to information about the Registrant.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits:

          See Exhibit Index immediately following the Signature Page.

(b)    Financial Statement Schedules.

          All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 17.    Undertakings.

          The Registrant hereby undertakes to provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

          The Registrant hereby undertakes that:

            (1)     For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)     For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on                                        .

TRUECAR, INC.
By:	Scott Painter Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott Painter and Michael Guthrie, jointly and severally, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement on Form S-1 and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below:

Signature	Title	Date

Scott Painter	Chief Executive Officer and Director (Principal Executive Officer)
Michael Guthrie	Chief Financial Officer (Principal Financial Officer)
John Pierantoni	Chief Accounting Officer (Principal Accounting Officer)
Abhishek Agrawal	Director
Todd Bradley	Director
Robert Buce	Director

Signature	Title	Date

Steven Dietz	Director
Thomas Gibson	Director
John Krafcik	Director
Victor Pascucci	Director
Ion Yadigaroglu	Director

EXHIBIT INDEX

Exhibit Number		Exhibit Title
1.1	*	Form of Underwriting Agreement.

3.1	*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3	*	Bylaws of the Registrant, as currently in effect.

3.4	*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1	*	Seventh Amended and Restated Investors' Rights Agreement, dated November 22, 2013, by and among the Registrant and certain of its stockholders.

4.2	*	Specimen Common Stock Certificate of the Registrant.

4.3	*	Warrant to Purchase Shares of Common Stock, dated February 25, 2011, by and between the Registrant and GR Match, LLC.

4.4	*	Warrant to Purchase Shares, dated September 24, 2007, by and between the Registrant and Greenridge Capital LLC, as amended by the Warrant Transfer Agreement dated October 29, 2010 by and between Greenridge Capital LLC and Jonathan Heine.

4.5	*	Warrant to Purchase Shares of Common Stock, dated April 29, 2011, by and between the Registrant and Honk LLC.

4.6	*	Warrant to Purchase Stock, dated June 13, 2012, by and between the Registrant and Silicon Valley Bank, as amended by the First Amendment to Warrant to Purchase Stock dated June 13, 2013 by and between the Registrant and SVB Financial Group.

4.7	*	Warrant to Purchase Shares of Common Stock, dated November 24, 2009, by and between the Registrant and United Services Automobile Association.

4.8	*	Warrant to Purchase Shares of Common Stock, dated June 25, 2010, by and between the Registrant and United Services Automobile Association.

4.9	*	Warrant to Purchase Shares of Common Stock, dated January 1, 2012, by and between the Registrant and United Services Automobile Association.

4.10	*	Warrant to Purchase Shares of Common Stock, dated November 22, 2013, by and between the Registrant and Vulcan Capital Growth Equity LLC.

4.11	*	Warrant to Purchase Shares of Common Stock, dated May 2, 2013, by and between the Registrant and Hiedrick & Struggles International, Inc.

4.12	*	Warrant to Purchase Shares of Common Stock, dated August 22, 2013, by and between the Registrant and The Cawston Group, Inc.

4.13	*	Warrant to Purchase Shares of Common Stock, dated November 21, 2013, by and between the Registrant and Kel & Partners.

5.1	*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1	*#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2	*#	2005 Stock Plan, as amended, and forms of agreements thereunder.

Exhibit Number		Exhibit Title
10.3	*#	2008 Stock Plan, as amended, and forms of agreements thereunder.

10.4	*#	2014 Equity Incentive Plan and forms of agreements thereunder, to be in effect upon the completion of this offering.

10.5	*#	Employment Agreement, dated December 20, 2012, by and between the Registrant and Scott Painter.

10.6	*#	Employment Agreement, dated October 25, 2013, by and between the Registrant and Michael Guthrie.

10.7	*#	Employment Agreement, dated May 1, 2010, by and between the Registrant and Bernard Brenner.

10.8	*#	Employment Agreement, dated May 1, 2010, by and between TrueCar.com, Inc. and Bernard Brenner.

10.9	*#	Employment Agreement, dated September 28, 2011, by and between the Registrant and Lawrence Dominique.

10.10	*#	Employment Agreement, dated April 10, 2013, by and between the Registrant and Michael Dunn.

10.11	*#	Employment Agreement, dated September 15, 2008, by and between the Registrant and Stewart Easterby.

10.12	*#	Employment Agreement, dated September 15, 2008, by and between the Registrant and James Nguyen.

10.13	*#	Employment Agreement, dated November 1, 2010, by and between the Registrant and Thomas Taira.

10.14	*	Clock Tower Building Office Lease, dated May 10, 2010, by and between the Registrant and Clock Tower, LLC, as amended by the Amendment to Lease Re Additional Space and Term Extension dated November 20, 2010 and the Second Amendment to Lease, dated September 19, 2013, by and between the Registrant and SaMo Clock Tower, LLC (successor in interest to Clock Tower, LLC).

10.15	*	Office Lease, dated October 15, 2010, by and between the Registrant and Douglas Emmett 1995, LLC.

10.16	*	1540 Second Street Office Lease, dated September 30, 2013, by and between the Registrant and RBE 1540 Second Street LLC.

10.17	*	Loan and Security Agreement, dated May 15, 2009, by and between the Registrant and Silicon Valley Bank, as amended by the Amended and Restated Loan and Security Agreement dated November 12, 2010, the First Amendment to Amended and Restated Loan and Security Agreement dated December 31, 2010, the Second Amendment to Amended and Restated Loan and Security Agreement dated November 11, 2011, the Third Amendment to Amended and Restated Loan and Security Agreement dated February 9, 2012 and the Second Amended and Restated Loan and Security Agreement dated June 13, 2012.

Exhibit Number		Exhibit Title
10.20	*	Zag Services & Maintenance Agreement, dated February 13, 2007, by and between the Registrant and United Services Automobile Association, as amended by Amendment #1 dated September 22, 2008, Amendment #2 dated May 12, 2009, Amendment #3 dated January 28, 2010, Amendment #4 dated June 25, 2010, Amendment #5 dated November 8, 2010, Amended and Restated Amendment #6 dated February 10, 2011, Amendment #7 dated June 21, 2011, Amendment #8 dated December 7, 2011, Amendment #9 dated March 14, 2012, Amendment #10 dated April 19, 2012, Amendment #11 dated May 17, 2012, Amendment #12 dated May 17, 2012, Amendment #13 dated August 15, 2012, Amendment #14 dated October 17, 2012, Amended and Restated Amendment #15 dated December 20, 2012, Amendment #16 dated December 12, 2012, Amendment #17 dated May 17, 2012, Amendment #18 dated January 17, 2013, Amendment #19 dated March 20, 2013, Amendment #20 dated April 3, 2013, Amendment #21 dated June 11, 2013, Amendment #22 dated July 22, 2013, Amendment #23 dated September 10, 2013, Amendment #24 dated August 30, 2013 and Amendment #25 dated August 30, 2013, and as amended by Project Addendum dated September 2, 2008, Project Addendum dated April 5, 2011 and Project Addendum dated May 31, 2011.

21.1	*	List of Subsidiaries of the Registrant.

23.1	*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	*	Power of Attorney (attached to the signature page of this Registration Statement on Form S-1).

*
To be filed by amendment.

#
Indicates a management contract or compensatory plan.